   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1997


                                            REGISTRATION STATEMENT NO. 333-38757
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                           PAMARCO TECHNOLOGIES INC.

               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                    Delaware
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)
                                   3577, 3355
                               (PRIMARY STANDARD
                     INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                   22-3322829
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)


                             Murray Hill Officenter

                          571 Central Avenue, Unit 119
                            New Providence, NJ 07974
                                 (908) 665-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------
                               Maurice A. Buckley
                     Chief Executive Officer and President

                           PAMARCO TECHNOLOGIES INC.

                             Murray Hill Officenter
                          571 Central Avenue, Unit 119
                            New Providence, NJ 07974
                                 (908)665-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

                                   COPIES TO:


            Thomas J. Sharbaugh, Esq.                          David S. Inglis, Esq.
           Morgan, Lewis & Bockius LLP               Benesch, Friedlander, Coplan & Aronoff LLP
              2000 One Logan Square                              200 Public Square
              Philadelphia, PA 19103                          2300 BP America Building
                  (215) 963-5000                                Cleveland, OH 44114
                                                                   (216) 363-4500


                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                               ------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. ISSUED OCTOBER 27, 1997


                 SUBJECT TO COMPLETION DATED NOVEMBER 14, 1997

PROSPECTUS

                                2,800,000 SHARES

                           PAMARCO TECHNOLOGIES INC.

                                  COMMON STOCK


     Of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,600,000 shares will be sold by Pamarco Technologies Inc. (the "Company") and 1,200,000 shares will be sold by certain non-management stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.



     Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $          and $          per share. See "Underwriting"
for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "PTIO."

                            ------------------------
  THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE
                      "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                         UNDERWRITING                            PROCEEDS
                                        PRICE TO        DISCOUNTS AND       PROCEEDS TO         TO SELLING
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)        STOCKHOLDERS
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $                 $                  $                  $
Total(3)..........................          $                 $                  $                  $
=============================================================================================================

(1) See "Underwriting" for a description of indemnification arrangements with the several Underwriters.


(2) Before deducting estimated aggregate expenses for this Offering of $ payable by the Company.



(3) Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable for 45 days from the date of the initial public offering of the Common Stock, to purchase up to an additional 420,000 shares of Common Stock for the purposes of covering over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Stockholders will be
    $         , $         and $         , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares of Common Stock will be made by EVEREN Clearing Corp. through the facilities of the Depository Trust
Company, New York, New York, on or about             , 1997.
                            ------------------------

EVEREN SECURITIES, INC.                             JANNEY MONTGOMERY SCOTT INC.

                            ------------------------
               The date of this Prospectus is             , 1997

                             [ARTWORK APPEARS HERE]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus (i) assumes no exercise of the over-allotment option granted by certain Selling Stockholders to the Underwriters, (ii) reflects the conversion of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock into Common Stock prior to the consummation of the Offering and (iii) reflects a 2.35-for-1.0 split of the Common Stock prior to the consummation of the Offering. Unless the context otherwise indicates, Pamarco Technologies Inc. and its subsidiaries collectively are referred to herein as the "Company" and all references to the terms "Pamarco," "Dauphin," "Qualtech," "Armotek" and "Diamond" refer to the Company's subsidiaries and not to that of any other organization.


                                  THE COMPANY


     The Company is a leading manufacturer, remanufacturer and provider of a wide range of products and services for graphic arts systems. The Company's primary products include: a variety of replaceable steel-based rolls that are used to transfer ink, carry paper, print images or emboss patterns; printing presses used to print newspapers, inserts, magazines and other written or graphic materials; and related parts and accessories. Depending upon the rate of use and the application, these rolls and parts can require refurbishing or replacement up to several times per year at a cost ranging from $100 to $50,000. These products are sold to more than 5,000 active customers. While no single customer has accounted for more than five percent of the Company's total net sales, the Company's current customers include companies such as Armstrong World Industries, Inc., Baxter International Incorporated, Gannett Company, Jefferson Smurfit Corporation, Knight-Ridder, Inc., Mobil Oil Corporation, RR Donnelley & Sons, Inc., Ward Machinery Company and Weyerhauser, Inc.



     The Company's targeted markets include: original equipment manufacturers of graphic arts systems ("OEMs"); flexible and carton packaging companies; corrugated container companies; decorative product manufacturers; paper manufacturers; newspaper publishers; and commercial printers. The Company has maintained long standing relationships with its customers as a result of its excellent technical capabilities, commitment to outstanding product quality and customer service, and long operating history. The name "Pamarco" is well respected in the industry. For the nine month period ended September 30, 1997, approximately 63% of the Company's net sales were generated from replacement product sales and services such as the re-engraving of rolls, remanufacturing of printing presses and the refurbishment of narrow-width rubber rolls. For the same period, a majority of the Company's sales were to existing customers or new customers that had purchased graphic arts systems manufactured by the Company's OEM customers. In addition to existing applications of the Company's products, computerized graphic technologies are generating new applications for graphic arts systems ranging from special run newspapers and inserts, to the development of enhanced consumer packaging and to the greater proliferation of advertising and promotional materials.



     The Company believes that it is currently one of the top suppliers across most of its principal product offerings within the markets it serves. The Company's operations are conducted through its five operating subsidiaries from 13 facilities located in 10 states in the U.S. and three facilities located in the United Kingdom. Through these facilities, the Company has established a strong presence throughout the United States and Europe. For the nine month period ended September 30, 1997, the Company generated approximately 28.4% of its net sales from markets outside the United States and the Company believes that there is a significant opportunity to continue increasing its international sales. The Company has experienced significant growth, with net sales increasing 20.7% from $44.5 million for the fiscal year ended December 31, 1995 to $53.7 million for the fiscal year ended December 31, 1996 and 71.0% from $40.1 million for the nine months ended September 30, 1996 to $68.6 million for the nine months ended September 30, 1997. Excluding the effect of business acquisitions, the Company's net sales increased 10.8% and 28.4%, respectively, over the same periods.


     The Company was formed in July 1994 by an investment group led by Bradford Venture Partners, L.P. ("Bradford") and senior management to purchase all of the outstanding capital stock of Pamarco,

Incorporated ("Pamarco") from a subsidiary of Smurfit International, B.V. Pamarco is primarily engaged in the engraving, re-engraving and manufacturing of anilox and embossing rolls. In acquiring Pamarco, Bradford and management sought to use Pamarco as a platform to consolidate the highly fragmented and large supplier base to graphic arts systems operators and manufacturers by capitalizing on Pamarco's industry reputation, management experience and distribution capabilities. According to the U.S. Department of Commerce, shipments of equipment manufactured in the United States used in the printing trades for foreign and domestic uses was approximately $3.2 billion in 1996. In addition to the significant growth potential as an industry consolidator, the Company believes that it will benefit from the significant trends currently affecting its markets, including the increasing preference of its customers to do business with a smaller number of better capitalized, more sophisticated suppliers who can offer a wider variety of products and services. Since its acquisition of Pamarco, the Company has completed the acquisitions of four additional businesses which offer products and services that complement those of Pamarco and enhance its ability to serve its targeted markets. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Acquisition Transactions," "Business -- Acquisition History" and "Certain Transactions."



     The following table sets forth certain information concerning the acquired businesses:


ACQUIRED     ACQUISITION    YEAR                                                   PRIMARY
BUSINESS        DATE       FOUNDED           PRINCIPAL PRODUCTS             GEOGRAPHIC TERRITORY
---------   -------------  -------   -----------------------------------  -------------------------
Pamarco     July 1994        1946    Engraver, re-engraver and            North America and Western
                                     manufacturer of anilox rolls for     Europe.
                                     flexographic uses and manufacturer
                                     of embossing rolls for the
                                     converting industry.
Dauphin     January 1995     1974    Manufacturer and remanufacturer of   U.S. and Western Europe.
                                     single-width offset printing
                                     presses and folders and supplier of
                                     related parts and services.
Qualtech*   June 1995        1992    Supplier of printing supplies and    Western Europe.
                                     plates, primarily for flexographic
                                     uses.
Armotek     April 1996       1946    Engraver, re-engraver and            Mid-Atlantic States.
                                     manufacturer of gravure, anilox and
                                     embossing rolls primarily for
                                     gravure and flexographic uses.
Diamond     January 1997     1970    Manufacturer and remanufacturer of   U.S.
                                     rubber rolls primarily for offset
                                     uses and manufacturer of envelope
                                     printing presses and dampening
                                     units.

---------------

* Subsequently merged with the European subsidiary of Pamarco.

                               BUSINESS STRATEGY

     The Company's objective is to expand its position as a leading provider of a wide range of products and services for graphic arts systems. The Company has developed a strategy to become a world-wide, single source provider of products and services under the Pamarco name. The Company believes this strategy provides it with a competitive advantage in serving the needs of its targeted markets, including the trend toward supplier consolidation. Key elements of this strategy include:

          Developing New Products. The Company intends to continue to develop new products that complement its existing product offerings and position it among the technological leaders in its industry. The Company believes that its manufacturing capabilities, distribution resources, industry experience and commitment to quality and technical innovation provide it with the capability to develop new products, offer its customers more complete product offerings and enter new markets.

          Growth through Acquisitions. The Company is actively pursuing acquisitions of manufacturers and providers of complementary products and services, particularly where the Company can capitalize on its well respected name, management expertise and distribution capability. The Company believes that the highly fragmented industry, the growing customer preference for fewer suppliers, and its financial condition, industry relationships, acquisition record and management depth will allow it to achieve its objective of being the leading consolidator of suppliers to the graphic arts industry.


          Capitalize on Synergies from Acquired Businesses. The Company intends to capitalize on synergies among its acquired businesses to maximize its potential for cost reduction and operating efficiency.

          Continuously Improve Operating Processes. The Company intends to continue to improve its operating processes by identifying and developing new manufacturing technologies and processes and, if appropriate, identifying new third-party material and component sources. In addition, the Company intends to derive additional cost improvements and capacity enhancements from operational efficiencies within its acquired businesses by utilizing proven processes, systems and know-how across all of its operations.

          International Expansion. Utilizing the strength of Pamarco's well respected name, the Company seeks to increase its international sales through the development of strategic joint ventures and alliances, the expansion of international sales agents and foreign offices and the completion of additional acquisitions. The Company believes that its European operations provide a strong platform to increase its sales of domestically produced products in its existing international markets, and is capitalizing on its name and the experience of its management to expand its presence in emerging foreign markets such as Latin America and Asia which have a growing demand for the Company's products and services.

     The Company's executive offices are located at the Murray Hill Officenter, 571 Central Avenue, Unit 119, New Providence, New Jersey 07974, and its telephone number is (908) 665-8500.

                                  THE OFFERING

Common Stock offered hereby:
  By the Company.............................  1,600,000 shares
  By the Selling Stockholders................  1,200,000 shares
Common Stock to be outstanding after this
  Offering(1)................................  6,599,703 shares
Use of proceeds by the Company...............  To repay approximately $15.0 million of bank debt and the balance for working capital and
                                               other general corporate purposes. A portion
                                               of the proceeds from this Offering may be
                                               used for acquisitions of other businesses.
                                               See "Use of Proceeds" and "Management's
                                               Discussion and Analysis of Financial
                                               Condition and Results of
                                               Operations -- Liquidity and Capital
                                               Resources."
Proposed Nasdaq National Market symbol.......  "PTIO"

---------------


(1) Excludes 399,911 shares of Common Stock issuable upon the exercise of options outstanding as of November 1, 1997 under the Company's Amended and Restated 1995 Stock Option Plan (the "Stock Option Plan") at a weighted average exercise price of $4.39 per share and 305,089 shares reserved for future grants under the Stock Option Plan. Upon the completion of this Offering, options to purchase a total of 222,047 shares of Common Stock will be immediately exercisable. See "Description of Capital Stock" and "Management--Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                  (IN THOUSANDS EXCEPT PER SHARE INFORMATION)

    The following table presents summary consolidated financial data for the Company and, prior to its acquisition by the Company, Pamarco, Incorporated (the "Predecessor.") The income statement data for the Predecessor for the period from January 1, 1994 to July 24, 1994 and for the Company and its subsidiaries for the period from July 25, 1994 to December 31, 1994 and for the years ended December 31, 1995 and 1996 have been derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The Income Statement Data for the Predecessor for the years ended December 31, 1992 and 1993 were derived from audited financial statements not included in this Prospectus. The summary consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements included elsewhere in this Prospectus.


    The summary consolidated financial data for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows as of and for the nine months ended September 30, 1996 and 1997. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations that may be realized for the entire year.



                          THE PREDECESSOR(1)                                           THE COMPANY
                     -----------------------------    ------------------------------------------------------------------------------
                                           JAN. 1
                                           THROUGH     JULY 25
                         YEAR ENDED         JULY       THROUGH                         YEAR ENDED              NINE MONTHS ENDED
                        DECEMBER 31,         24,       DEC. 31,                       DECEMBER 31,               SEPTEMBER 30,
                     ------------------    -------    ----------    COMBINED    ------------------------    ------------------------
                      1992       1993       1994         1994       1994(2)        1995          1996          1996          1997
                     -------    -------    -------    ----------    --------    ----------    ----------    ----------    ----------
INCOME STATEMENT
 DATA:
Net sales.........   $24,492    $25,671    $14,518    $   13,299    $27,817     $   44,492    $   53,708    $   40,098    $   68,566
Gross profit......     7,485      7,715      4,486         4,254      8,740         12,815        15,769        11,781        22,422
Income from
 operations before
 gain on
 fire(3)..........     1,826      1,120        232         1,315      1,547          3,546         4,124         3,235         6,498
Gain on fire(3)...        --         --         --            --         --          1,300         3,321         3,091           255
Income from
 operations.......     1,826      1,120        232         1,315      1,547          4,846         7,445         6,326         6,753
Income (loss)
 before taxes.....     1,523        744        (25)          960        935          3,867         6,345         5,492         5,516
Net income
 (loss)...........   $   901    $   290    $   (15)   $      608    $   593     $    2,321    $    3,744    $    3,373    $    3,385
                     =======    =======    =======    ==========    =======     ==========    ==========    ==========    ==========
Net income (loss)
 before gain on
 fire(3), (4).....   $   901    $   290    $   (15)   $      608    $   593     $    1,541    $    1,784    $    1,474    $    3,229
                     -------    -------    -------    ----------    -------     ----------    ----------    ----------    ----------
Net income per
 common share
 before gain on
 fire(3), (4).....                                           .27                       .41           .40           .34           .65
Net income per
 common share.....                                           .27                       .61           .85           .78           .68
Shares used in
 computation of
 net income per
 common share.....                                     2,260,655                 3,800,610     4,427,775     4,349,789     4,995,649
Supplemental
 earnings per
 share(5).........                                                                                   .78           .71           .63
Supplemental
 shares used in
 calculating
 supplemental
 earnings per
 share(5).........                                                                             5,281,017     5,203,031     5,848,891
OTHER DATA:
Capital
 expenditures.....   $ 1,300    $ 1,275    $   880    $      941    $ 1,821     $    4,504    $    7,095    $    3,561    $    5,270
Depreciation and
 amortization.....       962      1,054        700           397      1,097          1,365         1,835         1,334         2,259
EBITDA before gain
 on fire(3),(6)...     2,788      2,174        932         1,712      2,644          4,911         5,959         4,569         8,757



                                                                                   SEPTEMBER 30,
                                                                                       1996               SEPTEMBER 30, 1997
                                                                                   -------------      ---------------------------
                                                                                                      ACTUAL       AS ADJUSTED(7)
BALANCE SHEET DATA:
Cash............................................................................      $   783         $ 1,430
Working capital.................................................................        9,481          14,305
Total assets....................................................................       48,838          83,251
Total long-term debt, less current portion......................................       13,316          21,555
Total debt......................................................................       15,269          24,999
Total liabilities...............................................................       26,641          49,543
Total stockholders' equity......................................................       22,197          33,708


---------------


(1) On July 25, 1994, the Company acquired the Predecessor. Accordingly certain information provided for the years ended December 31, 1992 and 1993 and the period ended July 24, 1994, is not comparable to the Income Statement Data of the Company due to the effects of certain purchase accounting adjustments affecting post-acquisition periods. Predecessor information is based on the Predecessor's historical costs, whereas the Company's information reflects a new cost basis as a result of the acquisition.


(2) Financial Data for the Predecessor for the period from January 1, 1994 to July 24, 1994 have been combined for presentation purposes with the Financial Data of the Company for the period from July 25, 1994 to December 31, 1994 without giving effect to the purchase accounting adjustments discussed in Note (1) and therefore is not presented in accordance with Generally Accepted Accounting Principles ("GAAP").

(3) During 1995 the Company's facility in Roselle, New Jersey sustained major damage from a fire. Insurance proceeds received in excess of the carrying value of the destroyed facility and machinery and equipment and related expenses, as well as business interruption coverage, were recognized in income in the third quarter of 1995 and each subsequent quarter through the first quarter of 1997, as these amounts were settled with the Company's insurance carrier.



(4) Represents net income less gain on fire including an estimated tax effect using the Company's effective tax rate for the respective periods and therefore is not presented in accordance with GAAP.


(5) Adjusted to give effect as of January 1, 1996 to the sale of 1,600,000 shares of Common Stock offered by the Company hereby and the anticipated use of net proceeds therefrom as set forth under "Use of Proceeds."


(6) "EBITDA before gain on fire" is defined by the Company as income from operations before gain on fire plus depreciation and amortization. EBITDA does not present and should not be considered an alternative to net income or cash flow from operations as determined by GAAP and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.



(7) Adjusted to give effect to the sale of 1,600,000 shares of Common Stock offered by the Company hereby and the anticipated use of net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors.

ABILITY TO SUSTAIN AND MANAGE GROWTH

     The Company's future growth is dependent upon a number of factors, including the successful expansion into new markets, the recruitment and retention of skilled employees, development of complementary products and services and execution of its acquisition strategy. The Company's growth and expansion has placed and will likely continue to place a significant strain on the Company's resources, and the failure to manage growth effectively would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Business Strategy" and "Management."

RELIANCE ON ACQUISITIONS FOR GROWTH; RISKS ASSOCIATED WITH ACQUISITIONS; FINANCING OF ACQUISITIONS

     A primary element of the Company's growth strategy is to continue to pursue strategic acquisitions that expand and complement the Company's business. The Company regularly reviews strategic acquisition opportunities and periodically engages in discussions regarding possible transactions. Currently, the Company has no commitments with respect to any acquisition; however, as the result of the Company's process of regularly reviewing acquisition prospects, discussions regarding potential transactions may arise from time to time. The Company may not be able to identify qualified acquisition candidates, negotiate terms favorable to the Company or close any such transactions, and therefore, the Company may not be able to achieve its acquisition objectives. A failure of the Company to continue its acquisition strategy would likely hinder the Company's growth. In addition, increased competition for acquisitions could have the effect of increasing the cost to the Company of pursuing this growth strategy and may reduce the number of qualified acquisition candidates. See
"Business -- Business Strategy."

     Acquisitions involve a number of risks inherent in assessing the values, strengths, weaknesses and profitability of acquisition candidates including: adverse short-term effects on the Company's operating results; diversion of management's attention; dependence on retaining key personnel; amortization of acquired intangible assets; and risks associated with unanticipated problems and latent liabilities or contingencies. In addition, the success of the Company will depend, in part, on the Company's ability to integrate the operations of these businesses and other companies it acquires, including capitalizing on synergies to achieve cost savings and developing programs and processes that will promote cooperation and the sharing of opportunities and resources among its businesses.

     The Company currently intends to continue to use a combination of Common Stock, cash, debt obligations, and contingent payments based on future performance to finance its acquisitions. The extent to which the Company will be able or willing to use Common Stock for this purpose will depend from time to time on the market price of the Common Stock and the willingness of others to accept Common Stock as full or partial consideration. In the event that the Common Stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept Common Stock as consideration for the sale of their businesses, the Company may have to limit or curtail pursuing its acquisition strategy and may be required to utilize more of its cash resources, if available, in order to continue its acquisition strategy. The Company's current line of credit does not permit the Company to use proceeds available under such line to make acquisitions and the Company may not be able to obtain the capital it would need to finance a successful acquisition program and its other cash needs. The Company is presently negotiating the terms of an expanded credit facility. In addition, if the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders, including the purchasers of Common Stock in this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PRODUCT DEVELOPMENT

     The successful development and introduction of new product offerings is important to the Company's internal growth objectives and the failure of the Company to successfully introduce such offerings could hinder the Company's growth.

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS ACTIVITIES


     For the nine month period ended September 30, 1997 and the years ended December 31, 1996 and 1995, the Company generated approximately 28.4%, 24.7% and 22.4% of its net sales, respectively, from international markets. The Company's international business activities are subject to a variety of potential risks resulting from certain political, economic and other uncertainties. Certain aspects of the Company's operations are subject to governmental regulations in the countries in which the Company operates, including those relating to currency conversion and repatriation, taxation of its earnings and earnings of its personnel, and its use of local employees and suppliers. The Company's operations are also subject to the risk of changes in laws and policies in the various jurisdictions in which the Company operates which may impose restrictions on the Company. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new laws, new regulations, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S. The Company's activities outside the U.S. are sometimes subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. In addition, in conducting activities outside the U.S., the Company's financial reporting is subject to the impact of foreign currency fluctuations and exchange rate charges. Since the Company's financial statements are prepared utilizing U.S. dollars as the basis for presentation, results from any operations outside the U.S. reported in the financial statements must be restated into dollars utilizing the appropriate foreign currency exchange rate, and thereby subjecting such results to the impact of currency and exchange rate fluctuations. See "Business."


COMPETITORS

     The markets in which the Company competes are intensely competitive. Competitors vary in size and in the scope and breadth of offered products and services. The Company encounters competition from a number of organizations which offer products and services to the graphic arts industry. Some of the Company's current and potential competitors have longer operating histories, better name recognition, and significantly greater financial, sales, marketing, technical and other resources than the Company. As a result, they may be able to adapt more quickly than the Company to changes in customer preferences or to devote greater resources than the Company to the development, promotion and sale of products.

VARIABILITY OF QUARTERLY RESULTS

     The Company's quarterly results have fluctuated in the past, and may fluctuate in the future, primarily as a result of the timing of the Company's acquisitions and the Company's shipments or installations of its products and the corresponding recognition by the Company of revenues and profits generated therefrom. Additional factors affecting quarterly results are changes in the mix of products sold; possible disruptions of operations caused by expanding existing facilities or moving into new facilities, or by extraordinary weather conditions which could hamper production and shipments; political and economic instability in foreign markets; seasonal patterns of spending; manufacturing inefficiencies associated with the development and start up of new products; and various competitive factors including price-based competition and competition from vendors employing other technologies. In addition, the Company is subject to fluctuations in the annual business cycles of its OEM customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Unaudited Quarterly Results."

EFFECT OF GOVERNMENTAL REGULATION; ENVIRONMENTAL MATTERS

     Manufacturers such as the Company are subject to stringent foreign, federal, state and local laws and regulations relating to the generation, handling, storage, and use of hazardous substances and wastes and the emission and discharge of such materials into the environment. The Company has expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. The risk of environmental liability is inherent in the nature of the Company's business, and there can be no assurance that additional material environmental costs will not arise as a result of future legislation or other future developments. The Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of compliance with environmental requirements or as a result of the impact of environmental considerations on the marketability of its products. To the extent that the cost of compliance increases and the Company cannot pass on future increases to its customers, such increases may have an adverse impact on the Company's profitability. In addition, there can be no assurance that the Company will not incur material liability in connection with future actions of governmental agencies and/or private parties relating to past or future practices of the Company with respect to the generation, handling, storage or disposition of hazardous wastes or other materials.

     The U.S. Environmental Protection Agency ("EPA") has notified the Company that it is a potentially responsible party ("PRP") and requested that the Company provide information with respect to past disposal of wastes, at a landfill site located at Jersey City, New Jersey. The Company believes that the previous owners of the site, waste haulers and 56 other generators of hazardous waste are responsible for over 99% of the costs associated with this site and that any material amounts paid by the Company will be recovered from its insurance carriers. While the Company does not believe that the Company's exposure in this matter will have a material adverse effect on the business, operating results or financial condition of the Company, there can be no assurance that the Company will not incur significant liabilities in connection with this matter or that such liabilities will not have such a material adverse effect. See "Business -- Environmental."

     The operation of the Company's business will require the continued availability of certain governmental permits secured by the Company and the issuance of additional permits. The Company has applied for certain required permits, which it expects will be approved. There can be no assurance that the Company will be able to maintain the permits it currently has, or obtain any additional permits that may be required. The inability of the Company to obtain or maintain any required permits could have a material adverse effect on the Company's business, operating results and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POTENTIAL ADVERSE IMPACT ON MARKET PRICE FROM SALES OF SHARES

     A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed below, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have 6,599,703 shares of Common Stock outstanding, excluding 399,911 shares of Common Stock subject to stock options outstanding as of September 30, 1997, and any stock options granted by the Company after September 30, 1997. Of these shares, the Common Stock sold by the Company and the Selling Stockholders in this Offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). The remaining 3,799,703 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 under the Act ("Rule 144") and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144. Without considering the contractual restrictions described below, following this Offering (i) 682,873 Restricted Shares will be immediately eligible for future sale, subject to all of the resale conditions imposed by Rule 144 other than the holding period requirement, (ii) 1,887,473 Restricted Shares will be immediately eligible for future sale, without regard to the volume or notice requirements imposed by Rule 144, and (iii) 1,229,357 Restricted Shares will be eligible for future sale subject to the holding period and all other conditions imposed by Rule 144.

     After this Offering, certain holders of 3,799,703 shares of Common Stock are entitled to certain rights with respect to the registration of such shares for resale under the Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock. These rights may not be exercised prior to the expiration of 180 days from the date of this Prospectus.

     The Company and each Selling Stockholder have agreed with the Underwriters not to offer for sale, sell or otherwise dispose of (directly or indirectly) any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of EVEREN Securities, Inc. provided, however, that Company may, subject to certain limitation issue and sell shares of Common Stock in connection with acquisitions. In addition, stockholders of the Company who are also directors or employees have agreed to the same restrictions for a period of 90 days from the date of this Prospectus. See "Management -- Stock Option Plan," "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

CONCENTRATION OF OWNERSHIP OF THE COMMON STOCK BY EXISTING STOCKHOLDERS

     Upon completion of this Offering, the Company's existing stockholders collectively will own beneficially 57.7% of the outstanding Common Stock (51.2% if the Underwriters' over-allotment option is exercised in full). The Company's four largest stockholders, Bradford, Bradford Investors, L.P. ("Bradford Investors"), Overseas Equity Investors Partners, L.P. ("Overseas Equity Investors") and Greenbay Ltd. ("Greenbay") (collectively, the "Principal Stockholders"), will beneficially own in the aggregate 41.5% of the outstanding Common Stock after completion of this Offering (35.1% if the Underwriters' over-allotment option is exercised in full). Accordingly, should they decide to act in concert with each other, the Principal Stockholders will continue to have a substantial influence over the affairs of the Company, including the election of the Company's directors, any amendment of the Company's Restated Certificate of Incorporation and Restated Bylaws and any fundamental corporate transactions involving the Company. The stockholders of Greenbay are trusts established for the benefit of the immediate family of Maurice Buckley, the Chief Executive Officer, President and a director of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock and the Company is not certain that an active public market for the Common Stock will develop or be sustained after this Offering. Since the initial public offering price has been determined by negotiations among the Company, the Selling Stockholders and the Underwriters, it is not necessarily indicative of the market price at which the Common Stock will trade after this Offering. See "Underwriting."

     Certain events, such as announcements by the Company, or its competitors or suppliers, or unexpected variances in the Company's financial results, could cause the market price of the Common Stock to fluctuate substantially. The realization of any of the risks described herein could also have a dramatic and adverse impact on the market price. Broad market fluctuations or perceptions regarding the Company's industry, as well as general economic or political conditions, may also adversely affect the market price of the Common Stock. In addition, the market prices for securities of newly issued companies generally have been more volatile than the overall market and the overall market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. See "Underwriting."

DILUTION

     Purchasers of shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the initial public offering price. All stockholders of the Company will experience additional dilution upon the exercise of outstanding options to purchase Common Stock. See "Dilution."

ABSENCE OF DIVIDENDS

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and such other factors as the Board of Directors may deem relevant. See "Dividend Policy."

POSSIBLE ISSUANCE OF PREFERRED STOCK

     Shares of preferred stock may be issued by the Company in the future without stockholder approval and, subject to certain limitations imposed by applicable law, upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. There are no shares of preferred stock outstanding and the Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."

FORWARD-LOOKING STATEMENTS

     With the exception of historical information, the matters discussed in this Prospectus may include forward- looking statements that involve risks and uncertainties. While forward-looking statements are sometimes presented with numerical specificity, they are based on a variety of assumptions made by management regarding future circumstances over which the Company may have little or no control. A number of important factors, including those identified in this section as well as factors discussed elsewhere in this Prospectus, could cause the Company's actual results to differ materially from those in the forward-looking statements. Actual results may differ from forward-looking results for a number of reasons, including the following: (i) changes in world economic conditions generally, (ii) changes in customer demand as they affect net sales and product mix, (iii) competitive factors, (iv) changes in operating costs, (v) the effects of unplanned work stoppages, (vi) changes in cost of labor and benefits, (vii) the successful execution of the Company's strategy, and (viii) unanticipated litigation, claims or assessments.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $
per share are estimated to be $     million after deducting underwriting
discounts and commissions and estimated Offering expenses.


     The Company intends to use the net proceeds from this Offering to repay the entire outstanding balance under its revolving line of credit (approximately $5.0 million as of September 30, 1997) and prepay an aggregate of $10.0 million of term debt. The Company is permitted to borrow up to $10.5 million under its revolving line of credit with its primary lender and amounts outstanding under such facility bear interest, generally at the Company's option, at the lender's prime rate or other short term rates (6.5% as of September 30, 1997). The expiration date of this revolving line of credit is September 19, 1999. As of September 30, 1997 the Company had an aggregate of $19.0 million in outstanding term debt, with its primary lender with maturities ranging from September 2003 to January 2004. The Company has recently begun negotiations regarding an expanded credit facility.


     The remainder of the proceeds from this Offering will be used for working capital and other general corporate purposes, including possible acquisitions. The Company has no present commitments with respect to any acquisition. The amounts and the timing of any such use may vary significantly depending upon a number of factors, including the Company's sales growth, asset growth, cash flow and acquisition activities. Pending such uses, the net proceeds of this Offering which are not used to repay bank debt will be invested in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and such other factors as the Board of Directors deems relevant. The Company's current credit facility contains certain limitations on the payment of dividends.

                                 CAPITALIZATION


     The following table sets forth the cash and total capitalization of the Company as of September 30, 1997, and as adjusted to reflect the issuance and sale of the 1,600,000 shares of Common Stock offered by the Company hereby (at
an assumed initial public offering price of $          per share) and the
anticipated use of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus. See "Use of Proceeds."



                                                                       AS OF SEPTEMBER 30, 1997
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
                                                                           ($ IN THOUSANDS)
Cash................................................................  $ 1,430        $
                                                                      =======         =======
Long-term debt (2)..................................................  $24,999        $  9,999
                                                                      -------         -------
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares authorized,
     no shares issued and outstanding...............................       --              --
  Common Stock, $.01 par value; 42,000,000 shares authorized,
     4,999,703 shares issued and outstanding; 6,599,703 shares
     issued and outstanding,
     as adjusted (3)................................................       50              66
     Additional paid-in capital.....................................   24,838
  Loans to stockholders.............................................   (1,014)         (1,014)
  Foreign currency translation adjustment...........................     (225)           (225)
  Retained earnings.................................................   10,059          10,059
                                                                      -------         -------
  Total stockholders' equity........................................   33,708
                                                                      -------         -------
     Total capitalization...........................................  $58,707
                                                                      =======         =======


---------------

(1) Adjusted to reflect the sale by the Company of 1,600,000 shares of Common
    Stock (at an assumed initial public offering price of $          per share)
    and the anticipated use of the net proceeds therefrom. See "Use of Proceeds."

(2) Long term debt includes current and long term portions of bank debt, capitalized lease obligations, and subordinated notes payable issued in connection with acquisitions.

(3) Excludes 399,911 shares of Common Stock issuable upon the exercise of options outstanding as of September 30, 1997 under the Stock Option Plan at a weighted average exercise price of $4.39 per share and 305,089 shares reserved for future grants under the Stock Option Plan. Upon the completion of this Offering, options to purchase a total of 222,047 shares of Common Stock will be immediately exercisable. See "Management-Stock Option Plan."

                                    DILUTION


     As of September 30, 1997, the Company had a net tangible book value of approximately $24.7 million or $4.93 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's total assets less deferred financing costs and the excess of cost over fair value of net assets acquired and its total liabilities, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after September 30, 1997, other than to give effect to the items described in Note 1 appearing immediately below the following table, the pro forma net tangible book value of the Company as of September 30, 1997 after giving effect to this Offering, would have been
approximately $     million or $          per share. This represents an
immediate increase in such pro forma net tangible book value of $          per
share to existing stockholders and an immediate dilution of $          per share
to investors purchasing Common Stock at the initial offering price in this Offering. The following table illustrates this per share dilution in net tangible book value:



Assumed initial public offering price per share (1)............................          $
  Net tangible book value per share before Offering............................  $4.93
  Increase per share attributable to new investors.............................
                                                                                 -----
Pro forma net tangible book value per share after Offering.....................
                                                                                         -----
Per share dilution to new investors............................................          $
                                                                                         =====


---------------

(1) Before deduction of underwriting discounts and commissions and other Offering expenses to be paid by the Company.


     The following table sets forth, on an adjusted basis as of September 30, 1997, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to this Offering and by new investors in this Offering before deduction of underwriting discounts and commissions and other Offering expenses:



                                                                                               AVERAGE
                                            SHARES PURCHASED(1)     TOTAL CONSIDERATION(2)      PRICE
                                           ----------------------   ----------------------   ------------
                                            NUMBER     PERCENTAGE    AMOUNT     PERCENTAGE   PER SHARE(3)
                                           ---------   ----------   ---------   ----------   ------------
Existing stockholders....................  4,999,703      75.8%      $                  %      $
New stockholders.........................  1,600,000      24.2%                         %
                                           ----------   ------      --------      ------       --------
  Totals.................................  6,599,703       100%


---------------


(1) Sales by the existing stockholders in this Offering will reduce the number of shares they hold at September 30, 1997 to 3,799,703, or approximately 57.6% of the outstanding shares of Common Stock, and will increase the number of shares held by new stockholders to 2,800,000, or approximately 42.4% of the outstanding shares of Common Stock.


(2) Before deduction of underwriting discounts and commissions and other Offering expenses to be paid by the Company.


(3) The foregoing tables exclude 399,911 shares of Common Stock issuable upon the exercise of options outstanding as of September 30, 1997 under the Stock Option Plan at a weighted average exercise price of $4.39 per share and 305,089 shares reserved for future grants under the Stock Option Plan. See "Management -- Stock Option Plan." Upon the completion of this Offering, options to purchase a total of 222,047 shares of Common Stock will be immediately exercisable. To the extent that these and other options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                  (IN THOUSANDS EXCEPT PER SHARE INFORMATION)


    The following table presents selected consolidated financial data for the Company and the Predecessor. The income statement data for the Predecessor for the period from January 1, 1994 to July 24, 1994 and for the Company and its subsidiaries for the period from July 25, 1994 to December 31, 1994 and for the years ended December 31, 1995 and 1996 have been derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The Income Statement Data for the Predecessor for the years ended December 31, 1992 and 1993 were derived from audited financial statements not included in this Prospectus. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements included elsewhere in this Prospectus.


    The selected consolidated financial data for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows as of and for the nine months ended September 30, 1996 and 1997. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations that may be realized for the entire year.



                                                                                     THE COMPANY
                       THE PREDECESSOR (1)          ------------------------------------------------------------------------------
                  ------------------------------
                                         JAN.1       JULY 25
                      YEAR ENDED        THROUGH      THROUGH                         YEAR ENDED              NINE MONTHS ENDED
                     DECEMBER 31,       JULY 24,     DEC. 31,                       DECEMBER 31,               SEPTEMBER 30,
                  ------------------    --------    ----------    COMBINED    ------------------------    ------------------------
                   1992       1993        1994         1994       1994 (2)       1995          1996          1996          1997
                  -------    -------    --------    ----------    --------    ----------    ----------    ----------    ----------
INCOME
 STATEMENT
 DATA:
Net sales......   $24,492..  $25,671    $ 14,518    $   13,299    $27,817     $   44,492    $   53,708    $   40,098    $   68,566
Cost of
 sales.........    17,007     17,956      10,032         9,045     19,077         31,677        37,939        28,317        46,144
Gross profit...   7,485..      7,715       4,486         4,254      8,740         12,815        15,769        11,781        22,422
Selling,
 general,
 administrative
 and other
 expenses......   5,659..      6,595       4,254         2,939      7,193          9,269        11,645         8,546        15,924
Income from
 operations
 before gain on
 fire (3)......     1,826      1,120         232         1,315      1,547          3,546         4,124         3,235         6,498
Gain on fire
 (3)...........        --         --          --            --         --          1,300         3,321         3,091           255
Income from
 operations....     1,826      1,120         232         1,315      1,547          4,846         7,445         6,326         6,753
Interest income
 (expense)
 net...........      (303)      (376)       (257)         (355)      (612)          (979)       (1,100)         (834)       (1,237)
                  -------    -------     -------    ----------    -------     ----------    ----------    ----------    ----------
Income (loss)
 before
 taxes.........   1,523..        744         (25)          960        935          3,867         6,345         5,492         5,516
Income taxes
 (benefit).....   622....        454         (10)          352        342          1,546         2,601         2,119         2,131
                  -------    -------     -------    ----------    -------     ----------    ----------    ----------    ----------
Net income
 (loss)........   $901....   $   290    $    (15)   $      608    $   593     $    2,321    $    3,744    $    3,373    $    3,385
                  =======    =======     =======    ==========    =======     ==========    ==========    ==========    ==========
Net income
 (loss) before
 gain on fire
 (3),(4).......       901        290    $    (15)   $      608    $   593     $    1,541    $    1,784    $    1,474    $    3,229
                  -------    -------     -------    ----------    -------     ----------    ----------    ----------    ----------
Net income per
 common share
 before gain on
 fire
 (3),(4).......                                            .27                       .41           .40           .34           .65
Net income per
 common
 share.........                                            .27                        61           .85           .78           .68
Shares used in
 computation of
 net income per
 common
 share.........                                      2,260,655                 3,800,610     4,427,775     4,349,789     4,995,649
Supplemental
 earnings per
 share (5).....                                                                                    .78           .71           .63
Supplemental
 shares used in
 calculating
 supplemental
 earnings per
 share(5)......                                                                              5,281,017     5,203,031     5,848,891
OTHER DATA:
Capital
expenditures...   $ 1,300    $ 1,275    $    880    $      941    $ 1,821     $    4,504    $    7,095    $    3,561    $    5,270
Depreciation
 and
amortization...       962      1,054         700           397      1,097          1,365         1,835         1,334         2,259
EBITDA before
 gain on fire
 (3),(6).......     2,788      2,174         932         1,712      2,644          4,911         5,959         4,569         8,757



                                                       THE PREDECESSOR               THE COMPANY
                                                      ------------------    -----------------------------
                                                                         DECEMBER 31,                           SEPTEMBER 30,
                                                      ---------------------------------------------------    --------------------
                                                       1992       1993       1994       1995       1996        1996        1997
                                                      -------    -------    -------    -------    -------    --------    --------
BALANCE SHEET DATA:
Cash...............................................   $   120    $    46    $   120    $   260    $ 1,485    $   783     $ 1,430
Working capital....................................       121      1,082      1,806      5,605     10,324      9,481      14,305
Total assets.......................................    13,423     14,683     23,248     38,394     54,227     48,838      83,251
Total long-term debt, less current portion.........       919      2,260      8,706     10,420     15,014     13,316      21,555
Total debt.........................................     3,101      4,723      9,517     13,602     17,249     15,269      24,999
Total liabilities..................................     8,605      9,590     16,191     23,391     31,376     26,641      49,543
Total stockholders' equity.........................     4,818      5,093      7,057     15,003     22,851     22,197      33,708


---------------

(1) On July 25, 1994, the Company acquired the Predecessor. Accordingly, certain information provided for the years ended December 31, 1992 and 1993 and the period ended July 24, 1994, is not comparable to the Income Statement and Balance Sheet Data of the Company due to the effects of certain purchase accounting adjustments affecting post-
acquisition periods. Predecessor information is based on the Predecessor's historical costs, whereas the Company's information reflects a new cost basis as a result of the acquisition.


(2) Financial Data for the Predecessor for the period from January 1, 1994 to July 24, 1994 has been combined for presentation purposes with the Financial Data of the Company for the period from July 25, 1994 to December 31, 1994 without giving effect to the purchase accounting adjustment, discussed in Note (1) and therefore is not presented in accordance with GAAP.


(3) During 1995, the Company's facility in Roselle, New Jersey sustained major damage from a fire. Insurance proceeds received in excess of the carrying value of the destroyed facility and machinery and equipment and related expenses, as well as business interruption coverage were recognized in income in the third quarter of 1995 and each subsequent quarter through the first quarter of 1997 as these amounts were settled with the Company's insurance carrier.



(4) Represents net income less gain on fire including an estimated tax effect using the Company's effective tax rate for the respective periods and therefore is not presented in accordance with GAAP.


(5) Adjusted to give effect as of January 1, 1996 to the sale of 1,600,000 Shares of Common Stock offered by the Company hereby and the anticipated use of net proceeds therefrom. See "Use of Proceeds."


(6) "EBITDA before gain on fire" is defined by the Company as income from operations before gain on fire plus depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income or cash flow from operations as determined by GAAP and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in connection with the information contained in the Consolidated Financial Statement and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW


     The Company is a leading manufacturer, remanufacturer and provider of a wide range of products and services for graphic arts systems. The Company's primary products include: a variety of replaceable steel-based rolls that are used to transfer ink, carry paper, print images or emboss patterns; printing presses used to print newspapers, inserts, magazines and other written or graphic materials; and related parts and accessories. Depending upon the rate of use and the application, these rolls and parts can require refurbishing or replacement up to several times per year at a cost ranging from $100 to $50,000. These products are sold to more than 5,000 active customers. While no single customer has accounted for more than five percent of the Company's total net sales, the Company's current customers include companies such as Armstrong World Industries, Inc., Baxter International Incorporated, Gannett Company, Jefferson Smurfit Corporation, Knight-Ridder, Inc., Mobil Oil Corporation, RR Donnelley & Sons, Inc., Ward Machinery Company and Weyerhauser, Inc.



     The Company's targeted markets include: OEMs; flexible and carton packaging companies; corrugated container companies; decorative product manufacturers; paper manufacturers; newspaper publishers; and commercial printers. The Company has maintained long standing relationships with its customers as a result of its excellent technical capabilities, commitment to outstanding product quality and customer service, and long operating history. The name "Pamarco" is well respected in the industry. For the nine month period ended September 30, 1997, approximately 63% of the Company's net sales were generated from replacement product sales and services such as the re-engraving of rolls, remanufacturing of printing presses and the refurbishment of narrow-width rubber rolls. For the same period, a majority of the Company's sales were to existing customers or new customers that had purchased graphic arts systems manufactured by the Company's OEM customers. In addition to existing applications of the Company's products, computerized graphic technologies are generating new applications for graphic arts systems ranging from special run newspapers and inserts, to the development of enhanced consumer packaging and to the greater proliferation of advertising and promotional materials.



     The Company was formed by an investment group led by Bradford and the senior management of Pamarco. Pamarco had revenues of approximately $25.7 million in its fiscal year prior to the acquisition. Since its acquisition of Pamarco, the Company has completed the acquisition of four additional businesses which had combined net sales of $39.3 million in their respective last fiscal years prior to the acquisitions. Through its acquisitions and internally generated growth, the Company's net sales and income from operations before the gain on fire for the twelve month period ending September 30, 1997 were $82.2 million and $7.3 million, respectively. The Company's acquisitions have been accounted for under the purchase method of accounting and are included in the Company's consolidated income statements for the periods subsequent to the effective dates of the acquisitions. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding possible transactions.


     The Company's operations have generated net sales from services provided to engrave, plate, coat or refurbish the anilox, embossing, gravure and rubber rolls used in graphic arts equipment. The length of time required to provide its services range from several months to engrave large embossing rolls, several weeks to engrave anilox rolls and several days to engrave and refurbish gravure and rubber rolls. In providing these services, the Company coordinates with its customers to create the tooling necessary for embossing patterns, the graphic designs used to electronically engrave gravure rolls, the print needs to determine the appropriate ink application rate for chrome-plated electronic, mechanical or ceramic laser engraved anilox rolls in flexographic presses and the size, tolerance and durability characteristics of the rubber rolls required for offset applications. In addition, the Company's European operations manufacture flexographic polymer plates and resells flexographic supplies. As a result of all of its services, the Company develops an ongoing understanding of its customers manufacturing processes and becomes a key technical participant in their manufacturing process. The Company, however, does not assume ownership of its customer's rolls while performing remanufacturing services.

     The Company has extended its offset press remanufacturing capability to the design and manufacture of new single-width offset presses and related folders, and envelope presses and dampening units. Single-width offset presses typically consist of several press units in a complete printing line, therefore, the Company works with its customers in designing the appropriate configuration of the complete line. Complete press production can range from one to several months. The Company manufactures its single-width presses and folder systems to its customers' specifications and does not manufacture these systems on a speculative basis.

     As a result of the Company's acquisitions, and the effect of purchase accounting adjustments made as a result thereof, and the effect of the timing of the Company's shipments and installations of products with longer lead times and the associated recognition of revenues and profits derived therefrom, the Company believes that period-to-period comparisons of its operating results are not necessarily comparable or indicative of operating results for current or future periods.

ACQUISITION TRANSACTIONS


     Pamarco. In July 1994, the Company acquired all of the outstanding capital stock of Pamarco from a subsidiary of Smurfit International, B.V. for $9.4 million in cash and the right to receive additional consideration upon the achievement of certain aggregate pre-tax earnings during the five year period following the acquisition. Pamarco had revenues of approximately $25.7 million in its fiscal year prior to the acquisition. To finance the cash portion of the purchase price, the Company sold 1,635,600 shares of Common Stock to Bradford, Overseas Equity Investors, a group of investors assembled by Bradford (Bradford, Overseas Equity Investors and such group of investors are collectively referred to as the "Initial Stockholders") and senior management of Pamarco and its subsidiary and borrowed $2.4 million from a commercial bank.


     Dauphin. In January 1995, the Company, through its wholly-owned subsidiary, Dauphin Graphic Machines, Inc. ("Dauphin"), acquired substantially all of the assets of Ashcon, Inc. ("Ashcon"), a corporation owned by Christopher J. Lunt, now an executive officer of the Company, and his wife for $4.3 million in cash, the assumption of $2.2 million in liabilities of Ashcon, the issuance of a $1.0 million subordinated promissory note, and the right to receive additional consideration upon the achievement of certain aggregate pre-tax earnings during the three year period following the acquisition. Ashcon had revenues of approximately $8.5 million in its fiscal year prior to the acquisition. To finance the cash portion of the purchase price and certain planned research and development activities, the Company sold 1,275,627 shares of Common Stock to the Initial Stockholders, Mr. Lunt and certain other managers of Ashcon.


     Qualtech. In June 1995, the Company, through its European subsidiary, acquired all of the outstanding capital stock of Qualtech Holdings Ltd. ("Qualtech") from Greenbay and Terence Ford, now an executive officer of the Company, for $1.2 million in cash the issuance of a $289,000 subordinated promissory note, the issuance of 176,250 shares of Common Stock to Greenbay and Mr. Ford and the right to receive additional consideration upon the achievement of certain aggregate pre-tax earnings during the three year period following the acquisition. On August 31, 1996, the Company issued 51,968 shares of Common Stock in exchange for the promissory note. Qualtech had revenues of approximately $3.6 million in its fiscal year prior to the acquisition. To finance the cash portion of the purchase price, the Company borrowed $1.2 million from a commercial bank.


     Armotek. In April 1996, the Company acquired all of the outstanding capital stock of Armotek Industries, Inc. ("Armotek") from E. Hugh Schneider and Dennis
E. Andersen, now an executive officer of the Company, for $1.1 million in cash, the issuance of 18,076 shares of Common Stock to Mr. Schneider and Mr. Andersen, and the right to receive additional consideration upon the achievement of certain aggregate pre-tax income during the 32 month period following the acquisition. Armotek had revenues of approximately $7.3 million for the fiscal year immediately prior to its acquisition by the Company. To finance the cash portion of the purchase price, the Company sold 612,831 shares of Common Stock to certain of the Initial Stockholders.

     Diamond. In January 1997, the Company acquired all of the outstanding capital stock of Diamond Holding Corporation ("Diamond") from Max Gysin, now an executive officer of the Company, for $8.5 million in cash, the issuance of a $1.0 million subordinated promissory note and the issuance of 78,333 shares of Common Stock to Mr. Gysin, plus the right to receive additional consideration upon the achievement of certain aggregate pre-tax income during the two year period following the acquisition. Diamond had revenues of approximately $19.9 million in its fiscal year prior to the acquisition.

     To finance the cash portion of the purchase price, to repay all of Diamond's bank debt and to fund certain capital expenditures, the Company sold 855,019 shares of Common Stock to certain of the Initial Stockholders and borrowed approximately $7.5 million from its primary lender.

RESULTS OF OPERATIONS

ACCOUNTING POLICIES AND INTER-PERIOD COMPARABILITY OF RESULTS

     The Company recognizes net sales upon the shipment of its products or, if applicable, the installation of its products at the customer's facility. Cost of sales consists of direct labor (machinists and mechanics), indirect labor (maintenance, shipping, receiving), direct materials, and plant overhead. Selling, general and administrative expenses include salaries of sales persons and support staff, research and development costs, accounting and administrative costs, commissions paid, amortization of goodwill and management fees. The Company accrues for any contingent payment obligations relating to its acquisitions upon determining that such payment has become probable and can be reasonably estimated.

     Since its acquisition of Pamarco, the Company has completed the acquisitions of four additional businesses with combined net sales of approximately $39.3 million in the fiscal year prior to the acquisition by the Company. The Company's acquisition transactions have been accounted for under the purchase method of accounting and are included in the Company's consolidated income statements for the periods subsequent to the effective dates of the acquisitions.

GAIN ON FIRE


     In August 1995, the Company's facility located in Roselle, New Jersey sustained major fire-related damage. During the remainder of 1995, the Roselle facility remained only partially operational and the Company utilized other Company facilities, as well as those of third parties, to supplement the production of this fire damaged facility. Included in the Company's income statements for the years ended December 31, 1995 and 1996 and for the nine month period ended September 30, 1996 are gains of approximately $700,000, $1.1 million and $1.3 million, respectively, which represent aggregate insurance recoveries in excess of the carrying values of the building and machinery and equipment associated with the Roselle facility and in excess of the expenses incurred in restoring the facility. In addition, included in the Company's income statements for the years ended December 31, 1995 and 1996 and for the nine month periods ended September 30, 1996 and 1997 are gains of approximately $600,000, $2.2 million, $1.8 million and $255,000, respectively, of business interruption insurance recoveries. The restoration of the Roselle facility has been completed with the installation of state-of-the-art plating equipment. The Company will not receive any additional insurance proceeds in connection with the fire.

PERCENTAGE COMPARISON

The following table sets forth, for the periods indicated, selected income statement data as a percentage of net sales:


                                                                                    NINE MONTHS
                                                      YEAR ENDED DECEMBER 31,          ENDED
                                                     --------------------------    SEPTEMBER 30,
                                                     COMBINED                     ---------------
                                                     1994(1)     1995     1996     1996     1997
                                                     --------   ------   ------   ------   ------
Net sales..........................................    100.0%    100.0%   100.0%   100.0%   100.0%
Gross profit.......................................     31.4      28.8     29.4     29.4     32.7
Income from operations before gain on fire.........      5.6       8.0      7.7      8.1      9.5
Gain on fire.......................................       --       2.9      6.2      7.7       .4
Income from operations.............................      5.6      10.9     13.9     15.8      9.8
Income before taxes................................      3.4       8.7     11.8     13.7      8.0
Net income.........................................      2.1       5.2      7.0      8.4      4.9
Net income before gain on fire.....................       --       3.5      3.3      3.7      4.7


---------------

(1) Financial Data for the Predecessor for the period from January 1, 1994 to July 24, 1994 has been combined for presentation purposes with the Financial Data of the Company for the period from July 25, 1994 to December 31, 1994 without giving effect to certain post-acquisition purchase accounting adjustments and therefore is not presented in accordance with GAAP.


COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 TO NINE MONTHS ENDED SEPTEMBER 30, 1996



     NET SALES. The Company's net sales increased by $28.5 million, or 71.0%, to $68.6 million for the nine months ended September 30, 1997 compared to $40.1 million for the same prior year period. Excluding the effects of acquisitions, which resulted in an increase of $17.1 million in net sales during the period, the Company's net sales increased by $11.4 million, or 28.4% from $40.1 million to $51.5 million as a result of increased sales of new and existing products. The Company completed its acquisition of Diamond in January 1997 and its acquisition of Armotek in April 1996.



     GROSS PROFIT. The Company's gross profit increased by $10.6 million, or 90.3%, to $22.4 million for the nine months ended September 30, 1997 compared to $11.8 million for the same prior year period. As a percentage of net sales, gross profit increased to 32.7% for the nine months ended September 30, 1997 compared to 29.4% for the comparable period in 1996. The Company generally attributes this improvement in gross profit as a percentage of net sales to higher gross profits associated with sales of its single- width presses, improved margins in overseas markets achieved through volume increases and cost containment and the inclusion of the higher margin Diamond business which was acquired in January 1997.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $7.4 million, or 86.3%, to $15.9 million in the nine months ended September 30, 1997 compared to $8.5 million for the same prior year period. The aggregate increase was primarily the result of the continued growth in the Company's business and the inclusion of the selling, general and administrative expenses associated with acquired businesses. As a percentage of revenues, these expenses increased to 23.2% from 21.3% which the Company generally attributes to the higher selling and administrative cost structure required for Diamond to serve seven regional markets.



     INCOME FROM OPERATIONS BEFORE GAIN ON FIRE. The Company's income from operations before gain on the fire at its Roselle, New Jersey facility increased by $3.3 million, or 100.9%, to $6.5 million in the nine months ended September 30, 1997 compared to $3.2 million for the same prior year period.



     NET INTEREST EXPENSE AND PROVISION FOR INCOME TAXES. Net interest expense increased by $403,000, or 48.3%, to $1.2 million in the nine months ended September 30, 1997 compared to $834,000 in the same prior year period, primarily due to the acquisition financing of Diamond. The Company's effective tax rate was 38.6% for the nine months ended September 30, 1997, compared to 38.6% in the same prior year period.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     NET SALES. The Company's net sales increased by $9.2 million, or 20.7%, to $53.7 million for the year ended December 31, 1996 from $44.5 million for the year ended December 31, 1995. Excluding the effects of acquisitions, which resulted in an increase of $4.4 million during the period, the Company's net sales increased by $4.8 million, or 10.8% from $44.5 million to $49.3 million as a result of increased sales of new and existing products. The Company completed its acquisition of Armotek in April 1996 and its acquisition of Qualtech in June 1995.

     GROSS PROFIT. The Company's gross profit increased by $3.0 million, or 23.1%, to $15.8 million for the year ended December 31, 1996 from $12.8 million for the year ended December 31, 1995. As a percentage of net sales, gross profit increased to 29.4% in 1996 compared to 28.8% in 1995. The Company generally attributes this improvement in gross profit as a percentage of net sales to a change in the Company's product mix, mainly from the inclusion of higher-margined Qualtech products and from sales of the Company's newly introduced single-width presses.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.4 million, or 25.6%, to $11.6 million for the year ended December 31, 1996 from $9.3 million for the year ended December 31, 1995. The aggregate increase was primarily the result of the continued growth of the Company's business and the inclusion of selling, general and administrative expenses associated with acquired businesses. As a percentage of revenues, these expenses increased to 21.7% from 20.8% which the Company generally attributes to higher selling expenses associated with new products.


     INCOME FROM OPERATIONS BEFORE GAIN ON FIRE. The Company's income from operations before gain on the fire at its Roselle, New Jersey facility increased by $578,000, or 16.3%, to $4.1 million in the year ended December 31, 1996 compared to $3.5 million for the same prior year period.


     NET INTEREST EXPENSE AND PROVISION FOR INCOME TAXES. Net interest expense increased by $121,000, or 12.4%, to $1.1 million for the year ended December 31, 1996 from $979,000 for the year ended December 31, 1995 primarily due to the acquisition financing of Armotek. The Company's effective tax rate was 41.0% for the year ended December 31, 1996 compared to 40.0% for the prior year period. This increase is primarily attributable to a higher proportion of income in 1996 in the United States, which is taxed at a higher rate than in the United Kingdom.


COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994 (INCLUDING, FOR THE PERIOD PRIOR TO JULY 25, 1994, OPERATING DATA OF THE PREDECESSOR.)


     NET SALES. The Company's net sales increased by $16.7 million, or 59.9%, to $44.5 million for the year ended December 31, 1995 from $27.8 million for the year ended December 31, 1994. Excluding the effects of acquisitions, which resulted in an increase of $14.0 million during the period, the Company's net sales increased by $2.7 million, or 9.7% from $27.8 million to $30.5 million primarily as a result of increased sales of existing products. The Company completed its acquisition of Dauphin in January 1995 and its acquisition of Qualtech in June 1995.

     GROSS PROFIT. The Company's gross profit increased by $4.1 million, or 46.6%, to $12.8 million for the year ended December 31, 1995 from $8.7 million for the year ended December 31, 1994. As a percentage of net sales, gross profit decreased to 28.8% in 1995 compared to 31.4% in 1994. The Company generally attributes this decline in gross profit as a percentage of net sales to its acquisition of Dauphin, which had lower margins in its remanufacturing business than the Company's existing business.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.1 million, or 28.9%, to $9.3 million for the year ended December 31, 1995 from $7.2 million for the year ended December 31, 1994. The aggregate increase was primarily the result of the continued growth of the Company's business and the inclusion of selling, general and administrative expenses associated with acquired businesses. As a percentage of revenues, these expenses decreased to 20.8% from 25.9% which the Company generally attributes to Dauphin's lower selling, general and administrative cost structure.

     INCOME FROM OPERATIONS BEFORE GAIN ON FIRE. The Company's income from operations before gain on the fire at its Roselle, New Jersey facility increased by $2.0 million, or 129.2%, to $3.5 million in the year ended December 31, 1995 compared to $1.5 million for the same prior year period.



     NET INTEREST EXPENSE AND PROVISION FOR INCOME TAXES. Net interest expense increased by $367,000, or 60.0%, to $979,000 for the year ended December 31, 1995 from $612,000 for the year ended December 31, 1994 primarily due to the acquisition of Pamarco in July 1994. The Company's effective tax rate was 40.0% for the year ended December 31, 1995 compared to 36.6% in the prior year period. This increase is primarily attributable to a higher proportion of income in 1995 in the United States, which is taxed at a higher rate than in the United Kingdom.

UNAUDITED QUARTERLY RESULTS


     Set forth below are selected unaudited financial statements of operations data for the last eleven fiscal quarters of the Company. In Management's opinion, the results below have been prepared on the same basis as the audited financial statements contained herein and include all material adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the information for the periods when read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto contained elsewhere in this Prospectus.


     Quarterly results are affected by timing of acquisitions and the shipment or installation of single-width presses and may also be affected by fourth quarter holiday-related plant closings. Accordingly, the Company believes that quarter-to-quarter comparison of its operating results are not necessarily compatible or indicative of operating results for current or future quarters.


                        QUARTERLY INCOME STATEMENT DATA

                                 (IN THOUSANDS)


                                                                  THREE MONTHS ENDED
                      -----------------------------------------------------------------------------------------------------------
                      MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30
                      1995(1)   1995(2)    1995      1995      1996     1996(3)    1996      1996     1997(4)    1997      1997
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net sales...........  $9,960    $10,463   $11,274   $12,795   $11,797   $14,262   $14,014   $13,635   $22,990   $22,464   $23,112
Cost of sales.......   6,978      7,363     8,266     9,070     8,221    10,128     9,982     9,608    15,608    14,984    15,552
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit........   2,982      3,100     3,008     3,725     3,576     4,134     4,032     4,027     7,382     7,480     7,560
  Selling, general,
    administrative
    and other
    expenses........   1,940      2,110     2,437     2,782     2,754     2,783     2,870     3,238     5,041     5,574     5,309
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Operating income
    before gain on
    fire............   1,042        990       571       943       822     1,351     1,162       789     2,341     1,906     2,251
  Gain on fire......      --         --       296     1,004       800     1,804       487       230       255        --        --
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating income....   1,042        990       867     1,947     1,622     3,155     1,649     1,019     2,596     1,906     2,251
Interest
  expense -- net....    (217)      (221)     (268)     (273)     (283)     (283)     (270)     (264)     (405)     (401)     (431)
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income before
  taxes.............     825        769       599     1,674     1,339     2,872     1,379       755     2,191     1,505     1,820
Income taxes........     439        410       352       345       553     1,081       610       357       868       580       683
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income..........  $  386    $   359   $   247   $ 1,329   $   786   $ 1,791   $   769   $   398   $ 1,323   $   925   $ 1,137
                      ======    =======   =======   =======   =======   =======   =======   =======   =======   =======   =======
Net income before
  gain on fire......  $  386    $   359   $    70   $   726   $   298   $   691   $   515   $   280   $ 1,167   $   925   $ 1,137
                      ======    =======   =======   =======   =======   =======   =======   =======   =======   =======   =======
AS A PERCENTAGE OF
  NET SALES:
Net sales...........   100.0 %    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales.......    70.0       70.4      73.3      70.9      69.7      71.0      71.2      70.5      67.9      66.7      67.3
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit........    30.0       29.6      26.7      29.1      30.3      29.0      28.8      29.5      32.1      33.3      32.7
  Selling, general,
    administrative
    and other
    expenses........    19.5       20.2      21.6      21.7      23.3      19.5      20.5      23.8      21.9      24.8      23.0
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Operating income
    before gain on
    fire............    10.5        9.4       5.1       7.4       7.0       9.5       8.3       5.7      10.2       8.5       9.7
  Gain on fire......      --         --       2.6       7.8       6.8      12.6       3.5       1.7       1.1        --        --
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating income....    10.5        9.4       7.7      15.2      13.8      22.1      11.8       7.4      11.3       8.5       9.7
Interest
  expense -- net....    (2.2)      (2.1)     (2.4)     (2.1)     (2.4)     (2.0)     (1.9)     (1.9)     (1.8)     (1.8)     (1.9)
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income before
  taxes.............     8.3        7.3       5.3      13.1      11.4      20.1       9.9       5.5       9.5       6.7       7.8
Income taxes........     4.4        3.9       3.1       2.7       4.7       7.5       4.4       2.6       3.8       2.6       2.9
                      ------    -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income..........     3.9        3.4       2.2      10.4       6.7      12.6       5.5       2.9       5.7       4.1       4.9
                      ======    =======   =======   =======   =======   =======   =======   =======   =======   =======   =======
Net income before
  gain on fire......     3.9        3.4       0.6       5.7       2.5       4.9       3.7       2.1       5.1       4.1       4.9
                      ======    =======   =======   =======   =======   =======   =======   =======   =======   =======   =======



---------------


(1) Reflects the acquisition of Dauphin in January 1995.

(2) Reflects the acquisition of Qualtech in June 1995.

(3) Reflects the acquisition of Armotek in April 1996.

(4) Reflects the acquisition of Diamond in January 1997.

LIQUIDITY AND CAPITAL RESOURCES


     Cash was $1.4 million at September 30, 1997. Cash flow generated by operations was $2.4 million in 1995, $5.0 million in 1996 and $4.3 million in the nine months ended September 30, 1997. The Company's primary uses of cash in investing activities were for the acquisitions of businesses and amounted to $5.4 million in 1995, $1.1 million in 1996 and $5.5 million for the nine months ended September 30, 1997. The Company primarily funded its uses of cash in 1995, 1996 and 1997 from proceeds received from the issuance of $4.3 million of Common Stock in January 1995, $3.4 million of Common Stock in April 1996 and $7.4 million of Common Stock through August 1997 and from borrowings under the Company's credit facility. See "Certain Transactions."



     The Company's business is capital intensive and capital expenditures in any given year can be significant. Capital expenditures amounted to $4.5 million in 1995, $7.1 million in 1996, and $5.3 million for the nine months ended September 30, 1997. Capital expenditures in the first nine months of 1997 included expenditures of $0.6 million associated with the finalization of the reconstruction of the Roselle, NJ facility and the installation of state-of-the-art plating equipment. In addition, the cost to replace other plant and equipment damaged or destroyed in the fire totaled $1.2 million in 1995 and $2.8 million in 1996.



     The Company currently has a $10.5 million line of credit with its primary lender, of which $5.0 million was outstanding at September 30, 1997. Borrowing base certificates are not required until line utilization reaches $7.0 million outstanding, at which time the advances are limited to 80% of eligible receivables and 35% of eligible inventory. The Company is required to comply with certain financial and other covenants under that facility. The Company intends to repay the outstanding amount under this facility with a portion of the proceeds of this Offering and is presently negotiating an expanded credit facility. See "Use of Proceeds." In addition, the Company had two $2.0 million equipment lines available which were converted to term loans of which a total of $4.0 million was outstanding at September 30, 1997.



     The Company may be required to make additional purchase consideration payments of up to $5.5 million through the year 2001 contingent upon the achievement of certain operating results through fiscal 1999. The maximum payments that may be required in fiscal 1998, 1999, 2000 and 2001 are $300,000, $1.7 million, $2.2 million and $1.3 million, respectively. Based on the operating results of Dauphin through September 30, 1997, it is probable that Dauphin will meet the contingent payment targets. Therefore, the Company has recorded a liability and a corresponding increase to goodwill in the amount of $1.0 million for the contingent purchase price. Such amounts are reflected in the September 30, 1997 balance sheet as current and long-term liabilities. See
Note 1 to the Consolidated Financial Statements.


     In the absence of any significant acquisitions, the Company currently anticipates that the net proceeds received by the Company from this Offering together with amounts expected to be available under lines of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs through at least December 31, 1998. The Company believes that additional bank credit would be available to fund such operating and capital requirements if its cash needs expand more rapidly than expected. In addition, the Company could consider seeking additional equity financing to fund future growth opportunities. No assurance can be given, however, that such bank credit or debt or equity financing will be available to the Company on terms and conditions acceptable to the Company, if at all.

RECENTLY ISSUED ACCOUNTING STANDARDS


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," which is effective for financial statement periods beginning after December 15, 1997. This statement simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international EPS standards. SFAS No. 128 replaces the standards for computing and presenting EPS found in Accounting Principles Board Opinion No. 15 "Earnings per Share" ("APB 15"). SFAS 128 requires dual presentation of basic (which replaces the APB 15's primary EPS) and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company believes that the standard, when adopted, will not materially affect results differently than currently reported.

                                    BUSINESS

OVERVIEW


     The Company is a leading manufacturer, remanufacturer and provider of a wide range of products and services for graphic arts systems. The Company's primary products include: a variety of replaceable steel-based rolls that are used to transfer ink, carry paper, print images or emboss patterns; printing presses used to print newspapers, inserts, magazines and other written or graphic materials; and related parts and accessories. Depending upon the rate of use and the application, these rolls and parts can require refurbishing or replacement up to several times per year at a cost ranging from $100 to $50,000. These products are sold to more than 5,000 active customers. While no single customer has accounted for more than five percent of the Company's total net sales, the Company's current customers include companies such as Armstrong World Industries, Inc., Baxter International Incorporated, Gannett Company, Jefferson Smurfit Corporation, Knight-Ridder, Inc., Mobil Oil Corporation, RR Donnelley & Sons, Inc., Ward Machinery Company and Weyerhauser, Inc.



     The Company's targeted markets include: OEMs; flexible and carton packaging companies; corrugated container companies; decorative product manufacturers; paper manufacturers; newspaper publishers; and commercial printers. The Company has maintained long standing relationships with its customers as a result of its excellent technical capabilities, commitment to outstanding product quality and customer service, and long operating history. The name "Pamarco" is well respected in the industry. For the nine month period ended September 30, 1997, approximately 63% of the Company's net sales were generated from replacement product sales and services such as the re-engraving of rolls, remanufacturing of printing presses and the refurbishment of narrow-width rubber rolls. For the same period, a majority of the Company's sales were to existing customers or new customers that had purchased graphic arts systems manufactured by the Company's OEM customers. In addition to existing applications of the Company's products, computerized graphic technologies are generating new applications for graphic arts systems ranging from special run newspapers and inserts, to the development of enhanced consumer packaging and to the greater proliferation of advertising and promotional materials.



     The Company believes that it is currently one of the top suppliers across most of its principal product offerings within the markets it serves. The Company's operations are conducted through its five operating subsidiaries from 13 facilities located in 10 states in the U.S. and three facilities located in the United Kingdom. Through these facilities, the Company has established a strong presence throughout the United States and Europe. For the nine month period ended September 30, 1997, the Company generated approximately 28.4% of its net sales from markets outside the United States and the Company believes that there is a significant opportunity to continue increasing its international sales. The Company has experienced significant growth, with net sales increasing 20.7% from $44.5 million for the fiscal year ended December 31, 1995 to $53.7 million for the fiscal year ended December 31, 1996 and 71.0% from $40.1 million for the nine months ended September 30, 1996, to $68.6 million for the nine months ended September 30, 1997. Excluding the effect of business acquisitions, the Company's net sales increased 10.8% and 28.4%, respectively, over the same periods.


     The Company was formed in July 1994 by an investment group led by Bradford and senior management to purchase all of the outstanding capital stock of Pamarco, from a subsidiary of Smurfit International, B.V. Pamarco was primarily engaged in the engraving, re-engraving and manufacturing of anilox and embossing rolls. In acquiring Pamarco, Bradford and management sought to use the Company as a platform to consolidate the highly fragmented and large supplier base to graphic arts systems operators and manufacturers by capitalizing on Pamarco's industry reputation, management experience and distribution capabilities. According to the U.S. Department of Commerce, shipments of equipment manufactured in the United States used in the printing trades for foreign and domestic uses was approximately $3.2 billion in 1996. In addition to the significant growth potential as an industry consolidator, the Company believes that it will benefit from the significant trends currently affecting its markets, including the increasing preference of its customers to do business with a smaller number of better capitalized, more sophisticated suppliers who can offer a wider variety of products and services. Since its acquisition of Pamarco, the Company has completed the acquisitions of four additional businesses which offer products and services that complement those of Pamarco and enhance its ability to serve its targeted markets. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Acquisition Transactions," "-- Acquisition History" and "Certain Transactions."

GRAPHIC ARTS INDUSTRY

     Graphic arts systems are utilized in a number of industrial end-uses on a worldwide basis, such as packaging, paper, furniture, building products and commercial printing of newspapers, magazines, catalogs and advertisements. Virtually every form of packaging from corrugated boxes and carton containers to plastic and foil packages are produced with gravure or flexographic systems. In addition, tissues, napkins, diapers, floor, wall and ceiling tiles, wallpaper, interior wood and exterior aluminum sidings, medical blood bags, desks and tables, refrigerator doors and lighting fixtures are all texturized or printed with graphic arts systems. The commercial printing industry utilizes gravure, flexographic and offset (single-width and double-width) equipment to produce newspapers, magazines, catalogs, advertisements and other printed materials.

     The decision to use a gravure, flexographic or offset printing method in a particular application depends upon print quality, detail, volume, time and cost considerations. For example, postage stamps, medicine tablets and certain consumer packaging cartons are most often produced by gravure equipment due to its high quality, detail and long production run capability. Alternatively, the production of tabs, labels and food packaging typically utilizes flexographic equipment due to its combination of quality, variable volume capacity and lower set-up time and cost relative to the gravure method. In other applications which require large production quantities with rapid production turnaround at a very low cost structure, such as newspaper and magazines, offset equipment is primarily used. Due to the wide variety of applications and service requirements for graphic arts systems and components, the industry to supply and service these products is highly fragmented both geographically and by the specific application being served.

     According to the U.S. Department of Commerce, product shipments of equipment manufactured in the U.S. and used in the printing trades for domestic and foreign uses was approximately $3.2 billion in 1996. Within the Company's current markets, the Company believes that the total addressable market for equipment, products and services is approximately $750 million per year on a world-wide basis. On the same basis, the Company believes that the overall growth rate within is approximately 5-10% per year. The Company believes that the growth rate and the competitive dynamics within the graphic arts equipment market are currently being affected by the following two trends:

     - computerized graphic technologies are generating new applications for graphic arts systems ranging from special run newspapers and inserts to the development of enhanced consumer packaging to the proliferation of advertising and promotional materials, and

     - large companies are attempting to reduce their number of suppliers to reduce costs through volume purchasing and increase the quality and reliability among more sophisticated, well-capitalized suppliers in both the North American and international markets.

BUSINESS STRATEGY

     The Company's objective is to expand its position as a leading provider of a wide range of products and services for graphic arts systems. The Company has developed a strategy to become a world-wide, single source provider of products and services under the Pamarco name. The Company believes this strategy provides it with a competitive advantage in serving the needs of its targeted markets, including the trend toward supplier consolidation. Key elements of this strategy include:

     Developing New Products. The Company intends to continue to develop new products that complement its existing product offerings and position it among the technological leaders in its industry. The Company believes that its manufacturing capabilities, distribution resources, industry experience and commitment to quality and technical innovation provide it with the capability to develop new products, offer its customers more complete product offerings and enter new markets. The following are examples of new products that the Company has developed or is in the process of developing and testing:

     - SINGLE-WIDTH PRINTING PRESSES. After its acquisition of Dauphin, the Company utilized Dauphin's knowledge and expertise in remanufacturing single-width printing presses to begin manufacturing its own high quality single-width printing presses and related folders. The Company is experiencing significant market acceptance of these systems.

     - FYBERLITE(TM). Recently, the Company developed a lightweight, ceramic coated, laser engraved roll, trademarked "Fyberlite," which significantly reduces the wear of certain parts within a printing press and decreases the time and cost it takes to replace an anilox roll, thereby increasing productivity and efficiency. The Company has tested this product with certain of its OEM customers over the last two years and recently began commercial production and marketing of this product.

     - DISPOSABLE SLEEVES. The Company is currently testing a disposable engraved "sleeve" product that can be placed over certain anilox and gravure rolls. This lightweight, disposable sleeve can be conveniently shipped by overnight delivery directly to the customer and easily replaced when it becomes worn or damaged. As a result, the customer can reduce inventory levels of replacement rolls and avoid the time and expense associated with returning worn or damaged rolls for re-engraving. This product is currently being tested by the Company with certain of its customers. The Company has not yet begun commercial production. Although the Company is encouraged by its test results, it can not be certain that this product will achieve widespread market acceptance.

     Growth through Acquisitions. The Company is actively pursuing acquisitions of manufacturers and providers of complementary products and services in the graphic arts industry, particularly where the Company can capitalize on its well respected name, management expertise and distribution capability. The Company believes that the highly fragmented industry, the growing customer preference for fewer suppliers, and its financial condition, industry relationships, acquisition record and management depth will allow it to achieve its objective of being the leading consolidator of suppliers to the graphic arts industry.

     Capitalize on Synergies from Acquired Businesses. The Company intends to capitalize on synergies among its acquired businesses to maximize its potential for cost reduction and operating efficiency. The following are representative examples of how the Company has leveraged its synergies:

     - The Company has utilized the capabilities of Dauphin to manufacture the base cylinders for many of the anilox rolls which are subsequently coated and engraved by Pamarco. By utilizing these capabilities, the Company has improved its operating efficiency and reduced its material and component costs.

     - The Company's acquisition of Diamond has provided the Company the ability to manufacture narrow-width rubber rolls used in Dauphin's single-width printing presses. By utilizing these capabilities, the Company has improved product quality and reduced its material and component costs.

     - The Company has begun to leverage its increasing purchasing power by negotiating national contracts with some of its product and service vendors to lower its material and component costs.

     Continuously Improve Operating Processes. The Company intends to continue to improve its operating processes by identifying and developing new manufacturing technologies and processes and, if appropriate, identifying new third-party material and component sources. In addition, the Company intends to derive additional cost improvements and capacity enhancements from operational efficiencies within its acquired businesses by utilizing proven processes, systems and know-how across all of its operations.

     International Expansion. Utilizing the strength of Pamarco's well respected name, the Company seeks to increase its international sales through the development of strategic joint ventures and alliances, the expansion of international sales agents and foreign offices and the completion of additional acquisitions. The Company believes that its European operations provide a strong platform to increase its sales of domestically produced products in its existing international markets and is capitalizing on its name and the experience of its management to expand its presence in emerging foreign markets such as Latin America and Asia which have a growing demand for the Company's products and services.

ACQUISITION HISTORY


     The Company was formed in July 1994 to consolidate the highly fragmented graphic arts industry by capitalizing on Pamarco's well respected name, management experience and distribution capabilities. Due to the mature and highly fragmented nature of this industry, the Company believes that the acquisition of businesses often represents the most time and cost effective method of entering new markets and adding complementary products and service capabilities. Including the initial acquisition of Pamarco, the Company has completed the acquisition of five businesses since its inception in July, 1994. In each acquisition, the Company has sought to have the principal managers of the acquired businesses retain a significant interest in the future success of the consolidated Company by encouraging them to invest in the Common Stock and by linking a portion of the purchase price to the future profitability of the acquired business. The following table sets forth certain information concerning the acquired businesses:


 ACQUIRED    ACQUISITION    YEAR                                                   PRIMARY
 BUSINESS       DATE       FOUNDED           PRINCIPAL PRODUCTS             GEOGRAPHIC TERRITORY
----------  -------------  -------   -----------------------------------  -------------------------
Pamarco     July 1994        1946    Engraver, re-engraver and            North America and Western
                                     manufacturer of anilox rolls for     Europe.
                                     flexographic uses and manufacturer
                                     of embossing rolls for the
                                     converting industry.
Dauphin     January 1995     1974    Manufacturer and remanufacturer of   U.S. and Western Europe.
                                     single-width offset printing
                                     presses and folders and supplier of
                                     related parts and services.
Qualtech*   June 1995        1992    Supplier of printing supplies and    Western Europe.
                                     plates, primarily for flexographic
                                     uses.
Armotek     April 1996       1946    Engraver, re-engraver and            Mid-Atlantic States.
                                     manufacturer of gravure, anilox and
                                     embossing rolls primarily for
                                     gravure and flexographic uses.
Diamond     January 1997     1970    Manufacturer and remanufacturer of   U.S.
                                     rubber rolls primarily for offset
                                     uses and manufacturer of envelope
                                     printing presses and dampening
                                     units.

---------------

* Subsequently merged with the European subsidiary of Pamarco.

     Pamarco. Pamarco was purchased in July 1994 as the Company's platform to become a leading world-wide, single source provider of products and services to the graphic arts industry. The Pamarco acquisition provided the Company: (i) a name which is well respected in its industry, (ii) high quality products and excellent service capabilities, and (iii) an experienced management team. Based in Roselle, New Jersey, Pamarco manufactures and remanufactures chrome plated and ceramic coated anilox rolls used in flexographic printing applications and embossing rolls used in consumer packaging and numerous and diverse industrial applications. At the time of the acquisition, Pamarco also had a well established presence internationally through its European subsidiary. Pamarco had revenues of approximately $25.7 million for the fiscal year prior to the acquisition.

     Dauphin. The Company acquired Dauphin in January 1995 to diversify its business beyond flexographic printing and into the larger offset printing market. At the time of this acquisition, Dauphin was primarily a remanufacturer of single-width offset presses and provider of related parts and services. Through the addition of capital and management resources, Dauphin has since become a manufacturer of its own line of single-width printing presses and folder systems which have gained significant market acceptance. In addition, the

Company has been able to lower its overall costs and increase its operating efficiency by having Dauphin manufacture the base cylinders for its own use and for the anilox rolls coated and engraved by Pamarco. Dauphin had sales of approximately $8.5 million for the fiscal year prior to the acquisition.

     Qualtech. The Company acquired Qualtech in June 1995 as a strategic tuck-in acquisition with its European operations. At the time of the acquisition, Qualtech was a supplier of flexographic printing supplies including: photo polymer printing plates, films, rubber stamps and computer plate design. As a result, the Company has been able to expand its international presence and widen its product and service offerings to existing customers. Qualtech had sales of approximately $3.6 million for the fiscal year prior to the acquisition and subsequently was merged into the Company's European subsidiary.

     Armotek. The Company acquired Armotek in April 1996 as a means of entering the gravure printing market. Upon completion of the Armotek acquisition, the Company was able to service the three main forms of printing -- flexographic (Pamarco), offset (Dauphin), and gravure (Armotek). Armotek's main business lines are electronic engraving on print rolls, encoding engraving, such as that used on commemorative postal stamps, specialty/commemorative engraving on numerous substrates, and promotional engraving of rolls for gravure printing applications. In addition to applications such as the printing of postage stamps, Armotek's products are sold to manufacturers of floor covering, consumer packaging and paper products. The market for engraving and re-engraving services provided by Armotek is extremely service oriented and highly fragmented geographically. Armotek had sales of approximately $7.3 million for the fiscal year prior to the acquisition.

     Diamond. The Company acquired Diamond in January 1997 to further expand its presence in the commercial offset printing market. Diamond is a leading remanufacturer of narrow-width rubber rolls for the offset printing after-market. It also manufactures envelope printing presses and related dampening units. Since the completion of this acquisition, Diamond has begun to manufacture the rubber rolls that are used in Dauphin's single-width printing presses. Diamond serves a variety of customers, including industrial printers, newspaper printers, commercial printers and regional print shops. Diamond had sales of approximately $19.9 million for the fiscal year prior to the acquisition.

     Integration of Acquired Businesses. The Company's practice of integrating its acquired businesses has been to adopt a "partnership" style approach by retaining the principal managers of these businesses. The Company believes this practice enables it to capitalize on the invaluable understanding that these organizations have with respect to their markets, customers and business processes. The Company's management team and the principal operating managers of the acquired businesses jointly formulate business plans and seek to identify synergistic and growth opportunities for these businesses. The Company also generally seeks to co-brand the product and service offerings of the acquired business so that it may both retain the established market recognition of the acquired business and capitalize on the Company's reputation for quality throughout the industry. The Company believes that its partnership approach, together with its access to capital and industry-wide reputation for quality, will continue to attract qualified acquisition candidates to the Company.

SALES AND MARKETING


     The Company markets is products to more than 5,000 active customers. While no single customer has accounted for more than five percent of the Company's total net sales, the Company's current customers include companies such as Armstrong World Industries, Inc., Baxter International Incorporated, Gannett Company, Jefferson Smurfit Corporation, Knight-Ridder, Inc., Mobil Oil Corporation, RR Donnelley & Sons, Inc., Ward Machinery Company and Weyerhauser, Inc. The Company's targeted markets include: original equipment manufacturers of graphic arts systems; flexible and carton packaging companies; corrugated container companies; decorative product manufacturers; paper manufacturers; newspaper publishers; and commercial printers. The Company markets its products through its direct sales force and network of sales agents. As of September 30, 1997, the sales force consisted of 108 sales people located throughout the U.S. and England and 12 sales agents. Each of the Company's operating subsidiaries maintains independent sales and marketing efforts in order to address the unique needs and service requirements of customers. The Company believes that it can significantly increase sales growth through integration of certain internal customer support functions, cross-selling of products by the Company's existing sales forces, and entering new geographic markets. Current sales methods employed by the Company include:

OPERATING SUBSIDIARY     SALES CHANNEL                      GEOGRAPHIC COVERAGE
---------------------    -------------------------------    -------------------------------
Pamarco                  Direct Sales, Exclusive Sales      North America and Western
                         Agents                             Europe
Dauphin                  Direct Sales, Exclusive Sales      United States and Western
                         Agents                             Europe
Armotek                  Direct Sales                       Mid-Atlantic States
Diamond                  Direct Sales                       United States
                                                            England

     The Company's direct sales force is compensated through a combination of base salary and commissions. The Company's exclusive sales agents receive commissions. The Company also receives royalties from third-party licensees such as those utilized by Pamarco in Asia.

PRODUCT OFFERINGS AND MANUFACTURING PROCESSES

     The Company provides a wide range of products and services to its customers, including the following:

     Anilox Rolls. An anilox roll is a chrome plated or ceramic coated roll that is used primarily to meter ink onto a printing plate in a flexographic press. The term anilox is derived from the type of water-based ink originally used in the flexographic process. The flexographic process has enjoyed increasing usage as it is considered to be more environmentally friendly than other printing processes since there is much less effluent from water-based inks than solvent-based inks. Because printing presses come in a variety of sizes, anilox rolls vary in size from four inches to 230 inches in length and from a diameter of two inches to 24 inches and may range in price from $400 to $10,000 to re-engrave an anilox roll and from $400 to $50,000 for a new anilox roll, depending on the size of the roll and the process used to manufacture the roll. The Company sells these products to a wide range of OEMs of graphic arts systems and industrial companies for applications within the flexographic industry, which include a variety of corrugated and packaging applications. End products which are produced utilizing anilox rolls in flexographic presses include tags, labels, coupons, plastic and paper cups, milk cartons, bread wraps, bottle wraps and appliance boxes. Since the flexographic presses that produce these end products tend to have long useful lives, approximately 75% of the Company's net sales of anilox rolls represents either replacement or re-engraved rolls.

     The Company's anilox rolls are primarily manufactured from its state-of-the-art facility located in Roselle, New Jersey, although the Company also utilizes its Palmyra, New Jersey, Batavia, Illinois, Atlanta, Georgia, Anaheim, California and Warrington, England facilities. The manufacturing of anilox rolls is an intricate process and, because the roll within a printing press is generally driven by a gear, the roll diameter is critical and normally has tolerances measured in thousandths of an inch. The coating and engraving of these rolls is the most time intensive and value-added portion of the process. The Company engraves its anilox rolls to customer specifications, utilizing either mechanical, electronic or laser engraving methods depending on the proposed application and type of coating.

     Embossing Rolls. An embossing roll is engraved with a decorative or specialty pattern that is designed to impress characteristics on materials such as paper, plastic film, foil, steel or plastic. The two major categories of embossing rolls are (i) single emboss, which is used to emboss items such as napkins, plastic film, and wallcoverings, and (ii) matched emboss, which is used to emboss heavier gauge materials such as garage doors, medical blood bags, wallpaper, refrigerator doors and vinyl siding. The size of the rolls vary widely depending on the material to be embossed. Because of the high cost of tooling, roll construction and the intricacies of the patterns, the average industry price of an embossing roll ranges from $2,000 to $50,000 for a re-engraved embossing roll and from $10,000 to $100,000 for a new embossing roll and can take up to several months to produce.

     The Company's embossing rolls are manufactured in its facilities located in Roselle and Palmyra, New Jersey, and in most cases, the Company maintains the ownership of the proprietary tooling used to emboss specific patterns for its customers, giving it a significant advantage in obtaining repeat business. The Company also maintains an extensive library of standard patterns which it uses regularly with its customer base. Embossing rolls are generally constructed with an inner and outer shell to allow the passage of water in order to impart heating or cooling properties to the material to be embossed. The roll is then copper plated or engraved directly into the raw steel with specialty tooling.

     Gravure Rolls. A gravure roll is a copper-plated steel roll that is used primarily for printing specialty products such as commemorative postage stamps, high-end consumer packaging, shrink wrapping, floor covering and other products that require a high degree of print detail. The gravure rolls manufactured or re-engraved by the Company range in size from one inch to 20 feet in length and from four inches to 30 inches in diameter and can weigh as much as 16 tons. The Company sells these products to a wide range of customers in the floor covering, packaging and paper products industries. The average industry price of a gravure roll ranges from $500 to $10,000 for a re-engraved gravure roll and can take up to two weeks to produce.

     The Company coats and engraves its gravure rolls in its Palmyra, New Jersey facility. Gravure rolls are produced by the Company on a customized basis and are generally known for their high print quality. The manufacturing process requires the machining and grinding of new or used rolls. The rolls are then copper plated and re-machined and polished to exacting tolerances. The image to be placed on the roll is often digitized using sophisticated computer systems and software. The gravure roll is next engraved electronically with a diamond stylus that screens the image up to 90,000 cells per square inch. Once engraved, the roll is chrome plated, polished and shipped to the end user.

     Rubber Rolls. Rubber rolls are used in offset printing presses to transmit ink to printing plates. Since the single-width presses which utilize the Company's narrow-width rubber rolls tend to have long useful lives, the vast majority of these rolls are sold as replacement rolls and are normally refurbished many times each year. The business is very service and quality oriented and, accordingly, customers of the Company's rubber rolls tend to be commercial and newspaper printers that are located nearby Company facilities. Offset printing accounts for nearly 50% of all printing done in the U.S. and includes such end products as magazines, newspaper inserts, coupons, catalogs, brochures and greeting cards. Rubber rolls vary in size depending on the printing press into which they are placed. The Company manufactures rubber rolls ranging in length from two inches to 100 inches and from a diameter of one-half inch to 12 inches. The industry price of a rubber roll generally ranges from $140 to $180, depending on the size of the roll and the type of press into which it is to be placed.

     The Company manufactures and refurbishes rubber rolls at seven plants in the U.S. In making these rolls, the Company machines the core of the rolls and creates the elastomer surface used to coat the core. The elastomer is bonded to the roll core to meet the exacting design and performance characteristics. The Company also manufactures its own elastomer coating at its Marietta, Georgia facility and then supplies its other facilities with this elastomer, which provide for consistent quality across its facilities resulting in a competitive advantage in this market.

     Single-Width Printing Presses and Folders. The Company manufactures two single-width presses: one with a maximum printing speed of 30,000 copies per hour and the other with a maximum printing speed of 50,000 copies per hour. The Company also currently manufacturers a single type of folder which is capable of folding 30,000 copies per hour and expects to introduce in 1998 a new folder with increased folding capacity. The average industry price for a single-width printing press system ranges from $210,000 to several million dollars depending primarily on the number of individual press units included in a system. These machines are primarily sold to small and mid-sized daily and weekly newspaper printers with circulations below 75,000 and similar operations within larger newspaper publishing organizations. Since a printing press is often a newspaper publisher's most significant expenditure, the purchasing decision involves extensive capital planning and budgeting. Accordingly, lead times for deliveries typically range from two to eight months. The Company also remanufactures printing presses and supplies over 3,000 parts used in printing presses, including plate cylinders, copper rolls, bearings, electrical components and transmissions.

     With the exception of certain components, the Company manufactures and assembles all of its presses and folders in Elizabethville, Pennsylvania. In general, the Company's service technicians install or manage the installation of these systems at the customer's facility and provide start-up and training assistance services.

     The Company actively participates in industry trade shows to further increase product exposure, gain exposure to new customers on a national and international basis, and stay abreast of new technology and competitors in the market. These trade shows are important venues for the introduction of new products for the Company. In addition, the Company has retained an advertising agency to market products under the Pamarco name in industry trade magazines and other publications.

SUPPLIERS

     The principal raw materials and components used in the manufacturing of the Company's products include rubber, steel, copper, nickel, ceramic powder, wire, gears, cylinders, bearings and other materials and machine parts. While the Company maintains several key vendors that supply the critical parts and materials for each product manufactured by the Company, the Company believes that there are numerous alternative suppliers of these parts and materials. In addition, through the acquisition of its operating subsidiaries, the Company has begun to internally manufacture more of the components used in its products, thereby reducing dependency on outside suppliers and lowering cost.

COMPETITION

     The market for the Company's products and services is highly competitive and characterized by a number of industry niches in which a few large manufacturers are the leaders among a highly fragmented supply base. Among the industry niches, the industry is also highly competitive and fragmented on a geographical basis. The Company's competitors vary in size and resources; most are smaller privately held independent companies or subsidiaries of larger companies, some of which are much larger and have greater resources than the Company. The Company's principal competitors include Praxair in the anilox roll market, Rohlen in the embossing roll market, Southern Gravure in the gravure roll market, Bottcher America Corporation in the rubber roll market and Goss Graphic Systems, Inc. in the offset press market. None of the Company's principal competitors compete with the Company in all of its product and service lines. The Company believes that the principal competitive factors in the market in which the Company competes are product quality, breadth of product line, on-time delivery, customer service, reliability, price and technology. The Company believes that its long-standing customer relationships reflect its ability to compete favorably with respect to each of those factors.

FACILITIES

     The Company's headquarters and principal administrative functions are located in leased office space in New Providence, New Jersey. The Company conducts its operations from 13 facilities located in ten states in the U.S. and from three facilities located at the same site in the United Kingdom. The Company believes that these facilities contain the requisite capacity necessary to accommodate the Company's anticipated needs. The following table lists certain items regarding these facilities:

                            SQUARE      TYPE OF
        LOCATION            FOOTAGE  POSSESSION(1)              PRINCIPAL PRODUCTS/FUNCTIONS
-------------------------   -------  --------------     ---------------------------------------------
Elizabethville, PA.......    60,000       Owned         Single-width printing presses and folders
                             35,000      Leased(2)
Palmyra, NJ..............    75,000       Owned         Gravure rolls
Roselle, NJ..............    42,200       Owned         Flexographic anilox rolls and embossing rolls
                             28,500      Leased         Administrative and storage
Marietta, GA.............    70,000      Leased(3)      Rubber rolls, envelope presses
Atlanta, GA..............    30,000      Leased         Anilox rolls
Warrington, England......    10,000       Owned         Flexographic plates
                             26,000      Leased(4)      Anilox rolls
                              4,200      Leased(5)      Supplies and parts
Batavia, IL..............    19,800      Leased         Anilox rolls
Baltimore, MD............    18,000      Leased(3)      Rubber rolls
Elk Grove, IL............    16,000      Leased(3)      Rubber rolls
Windsor, CT..............    16,000      Leased(3)      Rubber rolls
Anaheim, CA..............    16,000      Leased         Anilox rolls
Phoenix, AR..............    12,000      Leased(3)      Rubber rolls
Cleveland, OH............    10,000       Owned         Rubber rolls
Pompano, FL..............    10,000      Leased(3)      Rubber rolls

---------------

(1) Other than the leases for the Anaheim facility which expires in January 1998 and the Warrington, England facility which expires in June 2000 none of these leases expires before January 2002.

(2) Leased from Frederick and Patricia Lunt, the parents of Christopher J. Lunt, an executive officer of the Company. See "Certain Transactions."

(3) Leased from Max Gysin, an executive officer of the Company. See "Certain Transactions."


(4) Leased from a Namulus Pension Fund, in which Terence W. Ford, an executive officer of the Company, has a 50% interest. See "Certain Transactions."


(5) Leased from Earthgrade Ltd., which is 50% owned by Terence W. Ford, an executive officer of the Company, and 50% owned by Greenbay, a stockholder of the Company. See "Certain Transactions."

EMPLOYEES

     As of September 30, 1997 the Company employed approximately 630 full time persons. Approximately 450, 110 and 70 of these employees are employed in manufacturing, sales and marketing and administrative capacities, respectively. Thirty-two of the Company's employees are represented by the Graphic Communications International Union, Local 14-M under a collective bargaining agreement that expires in May 2000. Two of the Company's employees are represented by the Machinery, Scrap Iron, Metal and Steel Chauffeurs, Warehousemen, Handlers, Helpers, Alloy Fabricators, Theatrical, Exposition, Convention and Trade Show Employees Union, Local 714 (the "Machinery Union") under a collective bargaining agreement that expires in June 1998, although the agreement automatically continues for an additional one-year period if notice is not given by either party prior to 60 days before the scheduled date of expiration. The Company believes that its relationship with each union is good and it has no reason to believe that it will not reach a satisfactory new agreement with the Machinery Union upon the expiration of the current agreement. The Company believes that its relationship with its employees is good.

ENVIRONMENTAL

     The Company is subject to numerous federal, state, local and foreign laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. The Company believes it is in material compliance with all applicable environmental laws and regulations. The Company does not expect any material impact on future recurring operating costs of compliance with currently enacted environmental regulations. However, if such laws or regulations should change to impose greater obligations on the Company, this could have an adverse effect on the Company's business, operating results and financial condition.

     The Company periodically monitors its facilities and properties to identify and resolve potential environmental matters and to monitor compliance with environmental laws and regulations. In addition, the Company conducts environmental assessments consistent with recognized standards of due diligence on properties and businesses which it acquires. There can be no assurance that environmental assessments have identified, or will in the future identify, all material liabilities relating to the Company's properties and business. Such liabilities, as well as possible changes in existing laws, could lead to material costs of environmental compliance and cleanup by the Company.

LEGAL PROCEEDINGS

     The Company believes that there are no claims or actions pending or threatened against the Company the ultimate disposition of which would have a material adverse effect on the Company's results of operations or consolidated financial position.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


               NAME                     AGE                         POSITION
----------------------------------      ---       ---------------------------------------------
Thomas L. Ferguson (1)(2)(3)......      38        Chairman of the Board of Directors
Maurice Buckley (1)...............      57        Chief Executive Officer, President and
                                                  Director
Harry M. Cook.....................      68        Vice President, Chief Operating Officer,
                                                  President of Pamarco and Director;
Larry A. Handeli..................      42        Vice President, Chief Financial Officer
                                                  and Secretary
Max Gysin.........................      56        President of Diamond
Terence W. Ford...................      51        Managing Director of Pamarco's
                                                  European subsidiary
Dennis E. Andersen................      58        President and Chief Executive Officer of
                                                  Armotek
Christopher J. Lunt...............      34        President of Dauphin and Director
Robert J. Simon (1)(2)............      38        Director
Brian Kelly(2)(3).................      54        Director
Harvey Share......................      66        Director


---------------

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

     THOMAS L. FERGUSON has been a member of the Board of Directors of the Company since July 1994 and has served as Chairman of the Board since July 1997. Mr. Ferguson is a managing director of BVL, a private investment firm that he joined in June 1993. From 1987 to June 1993, Mr. Ferguson was employed with TCW Capital, an $800 million fund that is an affiliate of Trust Company of the West and is engaged in making equity investments in middle market companies. Mr. Ferguson also serves as a director of U.S. Precision Glass Company.

     MAURICE A. BUCKLEY has been the Chief Executive Officer, President and a director of the Company since July 1994. From 1984 to July 1997, Mr. Buckley served as the President and Chief Executive Officer of Pamarco. Mr. Buckley has over 35 years of experience in the graphic arts industry.

     HARRY M. COOK has been the Vice President and Chief Operating Officer of the Company since July 1997 and a member of the Board of Directors since April 1997. From February 1997 to July 1997, Mr. Cook served as a consultant to Pamarco. From May 1989 to January 1997, Mr. Cook analyzed potential acquisitions for TCW Capital. From May 1989 to October 1991, Mr. Cook also served as President of Adams Rite and from October 1991 to June 1993, Mr. Cook acted as a consultant to Certified Holdings, each of which was a subsidiary of TCW. From June 1994 to 1997, Mr. Cook also served as Executive Vice-President and a member of the Board of Directors of Superior Fireplace, a manufacturer of specialty fireplaces.

     LARRY A. HANDELI has served as the Vice President, Chief Financial Officer and Secretary of the Company since July 1994 and has served as the Vice President and Secretary of Pamarco since January 1991. Mr. Handeli also served as the Controller of Pamarco from 1987 to January 1991. Previously, Mr. Handeli, a certified public accountant, was an auditor with Arthur Andersen LLP.

     MAX GYSIN was the founder of Diamond in 1970 and has served as the President of this subsidiary since such date. From 1966 to 1970, Mr. Gysin served as the President of G&S Corp., a printing press service and repair company co-founded by Mr. Gysin. Prior to this, Mr. Gysin was an engineer for Color Metal in Zurich, Switzerland.

     TERENCE W. FORD has been Managing Director of Pamarco's European subsidiary since April 1992. From 1983 to 1992, Mr. Ford served as Managing Director of FSL, a former subsidiary of Qualtech founded by Mr. Ford.

     DENNIS E. ANDERSEN has been the President and Chief Executive Officer of Armotek since 1984. From 1980 to 1984, Mr. Andersen served as the President of the Engraving and PrePress Division of Armotek. Mr. Andersen has served on the Board of Directors of the Scitex Graphic Arts User Association since September 1987.

     CHRISTOPHER J. LUNT has been a director of the Company and the President of Dauphin since January 1995. Prior to such time, Mr. Lunt was the President of the predecessor of Dauphin from 1984. Mr. Lunt has served on the regional Board of Directors for Community Bank, N.A. since 1990.


     ROBERT J. SIMON has been a member of the Board of Directors of the Company since July 1994 and served as Chairman of the Board from July 1994 to July 1997. Having joined the firm in 1984, Mr. Simon has been a Senior Managing Director of BVL, a private investment firm, since 1992, and a General Partner of Bradford Associates since 1989. Mr. Simon is Chairman of the Board of Tufco Technologies, Inc. and HoloPak Technologies, Inc, each of which is publicly-held, and is the former Chairman of the Board of Adco Technologies, Inc. Mr. Simon is the Chairman of the Board of Paramount Cards, Inc., Ampco Metal, Inc., Overseas Equity Investors Ltd. and Overseas Private Investors Ltd.



     BRIAN KELLY has been a director of the Company since July 1994. Mr. Kelly has been the President and CEO of Delafoil, Inc, a company engaged in the business of electronic component manufacturing, since March 1995. From March 1994 to February 1995, Mr. Kelly was the President of Waverly Partners, Inc., a company engaged in the business of acquiring manufacturing companies. From August 1989 to February 1994, Mr. Kelly was the President and Chief Executive Officer of Fitchburg Coated Products Company, a division of Technographics, Inc., a manufacturer of paper and paper coatings and provider of printing services. Mr. Kelly, who is also a certified public accountant, has more than 18 years of experience in the paper and printing industries.



     HARVEY SHARE has been a director of the Company since January 1995. From 1978 until his retirement in December 1996, Mr. Share was the President of the Bobst Group USA ("Bobst"), a U.S. subsidiary of Bobst S.A., a Swiss corporation. Bobst is a manufacturer and distributor of folding carton equipment, corrugated equipment, flexible packaging equipment and related replacement parts.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1996, the members of the Compensation Committee were Thomas L. Ferguson and Robert J. Simon. Mr. Ferguson is a managing director of BVL and Mr. Simon is the Senior Managing Director of BVL, a company which earned in excess of $60,000 in fees from the Company in 1996 for certain management services. See "Certain Transactions." There are currently no compensation committee interlocks with other entities or insider participation on the Compensation Committee.

DIRECTOR COMPENSATION

     Directors who are not currently receiving compensation as officers or employees of the Company are entitled to receive fees of $3,500 for each meeting of the Board of Directors that they attend in person or by telephone. All directors are reimbursed for out of pocket expenses incurred in attending meetings of the Board of Directors or Committees of the Board and for all other expenses incurred in their capacity as directors. In addition, upon the consummation of this Offering, the Board of Directors has determined to grant non-qualified stock options exercisable for 23,500 shares of Common Stock with an exercise price equal to the initial public offering price to each non-employee member of the Board of Directors. The Board of Directors has also adopted a policy whereby each non-employee director, will be granted, annually, a non-qualified stock option exercisable for 7,500 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the date of grant. The Board of Directors may cancel or amend this policy at any time.

EXECUTIVE COMPENSATION

     The following table provides information concerning compensation paid or accrued in fiscal 1996 with respect to the Company's Chief Executive Officer and the four other most highly compensated executive officers for the year ended December 31, 1996 (the "Named Officers"):

                           SUMMARY COMPENSATION TABLE


                                                 ANNUAL COMPENSATION (1)
                                      ----------------------------------------------
              NAME AND                                              OTHER ANNUAL             ALL OTHER
         PRINCIPAL POSITION           SALARY ($)    BONUS ($)    COMPENSATION ($)(2)    COMPENSATION ($)(3)
------------------------------------  ----------    ---------    -------------------    -------------------
Maurice A. Buckley
Chief Executive Officer and
President...........................   $ 200,000    $ 120,000(4)       $20,845                $ 7,843
Larry A. Handeli
  Vice President, Chief Financial
  Officer and Secretary.............     118,000       33,907           12,415                  2,600
Christopher J. Lunt
  President of Dauphin..............     110,613       34,500           11,288                  2,033
Dennis E. Andersen
  President of Armotek..............     120,000           --            7,500                     --
Terence W. Ford
  Managing Director of Pamarco's Eu-
  ropean subsidiary.................      88,000       25,864           18,744                    672


---------------

(1) The annual compensation described in this table reflects actual salary and bonus paid by the Company to such executive officers in 1996. The table does not include medical, group life insurance or other benefits received by the Named Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits or property received by the Named Officers which do not exceed the lesser of $50,000 or 10% of the aggregate of any such Named Officer's salary and bonus. The table does not include compensation received by any officer from predecessor companies.

(2) Represents reimbursed personal automobile expenses.

(3) Includes: (i) premiums paid by the Company in the amount of $1,767, $536, $2,033 and $672 for life insurance on behalf of Messrs. Buckley, Handeli, Lunt and Ford, respectively, and (ii) premiums paid by the Company in the amount of $6,077 and $2,064 for disability insurance on behalf of Messrs. Buckley and Handeli, respectively.

(4) Mr. Buckley's employment agreement provides that his annual bonus is not to exceed 50% of his base salary. Nothwithstanding this, the Compensation Committee declared and paid a bonus to Mr. Buckley in 1996 in excess of 50% of his base salary based on Mr. Buckley's and the Company's performance during said year. See "Employment Agreements."

STOCK OPTION INFORMATION

     The Company did not grant any options to, and no options were exercised by, any Named Officer in 1996. The following table sets forth certain information concerning options exercised during 1996 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of December 31, 1996. This table is presented solely for purposes of complying with the Commission rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.

       AGGREGATED OPTION EXERCISES AND LAST FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES           VALUE OF UNEXERCISED IN-
                                                        UNDERLYING                       THE-MONEY
                                                  UNEXERCISED OPTIONS AT                 OPTIONS AT
                                                    DECEMBER 31, 1996              DECEMBER 31, 1996 (1)
                                               ----------------------------     ----------------------------
                    NAME                       EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
---------------------------------------------  -----------    -------------     -----------    -------------
Maurice A. Buckley...........................     47,940         191,760          $97,308        $ 389,273
Larry A. Handeli.............................      2,350           9,400            2,186            8,742
Christopher J. Lunt..........................         --          58,750               --           64,038
Dennis E. Andersen...........................         --              --               --               --
Terence W. Ford..............................         --              --               --               --

---------------

(1) Assumes, for presentation purposes only, a per share fair market value of
    $     .



EMPLOYMENT AGREEMENTS


     The Company entered into an employment agreement with Mr. Buckley on August 1, 1994, which, as amended on April 1, 1997, provides for the payment of an annual base salary of $178,500, subject to annual increases as determined by the Board of Directors and annual incentive bonuses of up to 50% of his base salary. This agreement provides for a five year term and thereafter automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date.

     The Company entered into an employment agreement with Mr. Handeli on January 1, 1995, which, as amended on April 1, 1997, provides for the payment of an annual base salary of $96,305, subject to annual upward adjustment by the Board, and incentive bonuses of up to 35% of his base salary. This agreement automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date.

     The Company entered into a two-year employment agreement with Mr. Cook on July 1, 1997, which provides for an annual base salary of $200,000, subject to annual upward adjustment by the Board, and incentive bonuses of up to $50,600. This agreement expires on June 30, 1999.

     The Company entered into an employment agreement with Mr. Lunt on January 23, 1995, which provides for the payment of an annual base salary of $100,000, subject to annual increases as determined by the Board of Directors, and annual bonuses as determined by the Board of Directors. This agreement provides for a three year term and automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date.


     The Company entered into an employment agreement with Mr. Ford on June 22, 1995, which provides for the payment of an annual base salary as determined by the Board of Directors, and incentive bonuses of up to 35% of his base salary as determined by the Board of Directors. This agreement automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date.


     The Company entered into an employment agreement with Mr. Andersen on April 15, 1996, which provides for the payment of an annual base salary of $120,000, subject to annual upward adjustment by the Board of Directors. This agreement provides for a two year term and automatically continues for successive one year terms unless written notice is provided at least 45 days prior to the applicable expiration date.

     The Company entered into an employment agreement with Mr. Gysin on January 10, 1997, which provides for the payment of an annual base salary of $150,000, subject to annual upward adjustment by the Board of Directors, and incentive bonuses of up to 35% of his base salary. This agreement automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date.

     Pursuant to the agreements, the Company may terminate the employment of each of Mr. Handeli and Mr. Buckley without cause as of the end of the initial term or any renewal term by giving 90 days prior written notice. In such event, the Company would be required to continue to pay their base salary and provide benefits for 24 months (18 months with respect to Mr. Handeli) after the termination date and a proportionate bonus for the calendar year in which the termination occurs. The Company may terminate the employment of Mr. Cook at any time, by giving 30 days prior notice, provided that it continues to pay his base salary and provide benefits for the remainder of his two year term, and a proportionate bonus for the calendar year in which the termination occurs. The Company may terminate the employment of Mr. Lunt without cause as of the end of the initial term or any renewal term by giving 90 days prior written notice with no further liability, or at any time by giving 30 days notice, provided that it continues to pay Mr. Lunt's base salary for 12 months after the termination date. The Company may terminate the employment of Mr. Ford without cause as of the end of the initial term or any renewal term by giving 90 days prior written notice or at any time by giving 30 days written notice, provided that it continues to pay his base salary and provide benefits for 12 months after the termination date and a proportionate bonus for the calendar year in which the termination occurs. The Company may terminate the employment of Mr. Andersen as of the end of the initial term or any renewal term by giving 45 days prior written notice, provided it pays any unpaid salary and fringe benefits that have accrued through the date the termination occurs. The Company may terminate the employment of Mr. Gysin as of the end of the initial term or any renewal term by giving 90 days prior written notice, provided it pays any unpaid salary and a proportionate bonus for the calendar year in which the termination occurs.

     Messrs. Buckley, Handeli, Anderson and Cook are subject to certain restrictions on their ability to compete with the Company during the term of their employment and for a period ending one year after the termination of employment. Mr. Lunt is generally restricted from competing with the Company during the longer of the term of his employment agreement, the period ending two years after any resignation by Mr. Lunt or one year after any termination of Mr. Lunt's employment by the Company.

STOCK OPTION PLAN

     The Company has adopted the Stock Option Plan pursuant to which it has awarded and may in the future award stock options awards to its employees, officers, non-employee directors and certain independent contractors.

     The Stock Option Plan provides for the issuance to employees, non-employee directors and eligible independent contractors of up to 705,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs"). The Stock Option Plan is administered by a Committee of directors appointed by the Board of Directors (the "Committee"). Upon the completion of this Offering, the Committee will consist of two or more "outside directors" as defined under section 162(m) of the Code and two or more "non-employee directors" as defined under Rule 16(b)(3) of the Exchange Act. Subject to the provisions of the Stock Option Plan, the Committee has the authority to determine to whom stock options will be granted and the terms of any such award, including the number of shares subject to, and the vesting provisions of, the award. Subject to the terms of the Stock Option Plan, the Committee may also amend the terms of any outstanding award.


     As of November 1, 1997, options to purchase a total of 399,911 shares of Common Stock at a weighted average exercise price per share of $4.39 were outstanding. Of these options, options to purchase 60,278 shares of Common Stock were fully vested and exercisable as of November 1, 1997. As of November 1, 1997, the Company had an additional 305,089 shares of Common Stock available for future grants under the Stock Option Plan.


     The option price per share of Common Stock under the Stock Option Plan is determined by the Committee at the time of each grant, provided, however, that the option price per share for any ISO shall not be less than 100% of the fair market value of the Common Stock at the time of the grant. If a person who owns ten percent or more of the Company's Common Stock (a "10% Stockholder") is granted an ISO, the exercise price shall not be less than 110% of the fair market value on the date of grant. The term of each stock option may not exceed ten years and in the case of a 10% stockholder, the term may not exceed five years. Stock options shall be exercisable at such time or times as shall be determined by the Committee. Payment for the exercise of an option shall be made by cash, check or other instrument as the Committee may accept, including, in the discretion of the Committee, unrestricted Common Stock of the Company. The Committee may also allow an option holder to elect to cash out the excess of the fair market value over the option price of all or a portion of a stock option. The Committee may also grant, in its sole discretion, a "cashless exercise" feature for the exercise of stock options. For any one individual, the aggregate fair market value of the Common Stock at the time of grant, with respect to which ISOs are first exercisable in the same calendar year, shall not exceed $100,000.

     The Board of Directors may amend the terms of the Stock Option Plan, subject to the requirement to obtain shareholder approval of certain amendments. Unless sooner terminated, the Stock Option Plan will terminate in January 2005.

     Under Section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1.0 million paid to the Chief Executive Officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the Stock Option Plan. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Stock Option Plan is intended to meet the requirements of Treasury Regulation section 1.162-27(f), and the options and other awards granted under the Stock Option Plan are intended to meet the requirements of "performance-based compensation."

                              CERTAIN TRANSACTIONS

     On July 25, 1994 and January 23, 1995, the Company entered into consulting agreements with BVL. Under these agreements, BVL provides financial, acquisition, operational, organizational and management services to the Company. The term of each consulting agreement is 10 years, but shall automatically renew for successive one-year terms unless terminated by any of the parties. BVL is compensated at an initial annual aggregate fee of $190,000, which will increase annually by 5%. Robert J. Simon, a director of the Company, is a director of BVL.

     The Company has entered into numerous agreements with, and has sold a substantial number of shares of Common Stock to, its executive officers in connection with its past acquisitions. The Company has sold 1,570,979 shares, 891,179 shares, 783,333 shares and 521,561 shares of Common Stock to Bradford, Overseas Equity Investors, Bradford Investors and Greenbay, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition Transactions." In connection with the purchase of shares, all of the Company's stockholders were granted certain registration rights. See "Description of Capital Stock--Registration Rights."


     In April 1990, Dauphin's predecessor entered into a lease with Frederick and Patricia Lunt, the parents of Christopher J. Lunt, an executive officer of the Company. The lease, which was assumed by Dauphin in connection with the acquisition of the assets of Dauphin, expires March 31, 2010 and requires the Company to make aggregate annual rent payments of $130,000, subject to annual adjustment for inflation. See "Business -- Facilities."



     In December 1993 and June 1995, Pamarco's European subsidiary entered into leases with Raye Investments Limited (which was subsequently assigned to a Namulus Pension Fund) and Earthgrade Ltd., respectively in connection with the acquisitions of Pamarco and Qualtech, respectively. Raye Investments Limited was, and the Namulus Pension Fund is, 50% owned by Terence W. Ford, an executive officer of the Company. Earthgrade Ltd. is 50% owned by Terence W. Ford and 50% owned by Greenbay, a stockholder of the Company. The initial term of each lease is ten years and requires the Company to make aggregate annual payments of approximately $114,000.


     In January 1997, the Company entered into leases with Max Gysin, an executive officer of the Company, pursuant to which the Company leases six properties from Mr. Gysin. The leases, which were entered into in connection with the acquisition of Diamond, each have an initial term that expires on January 31, 2002. The leases require the Company to make aggregate annual lease payments of $693,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisition Transactions" and
"Business -- Facilities."


     In each of July 1994 and January 1995, the Company loaned $340,000 to Greenbay, a stockholder of the Company, in connection with Greenbay's purchase of shares of Common Stock. In connection with each such loan, Greenbay executed a note in favor of the Company. Each note accrues interest at 5% per annum and is payable in full on or before the fifth anniversary of the note. Maurice A. Buckley, an executive officer of the Company, has executed guaranties of these notes in favor of the Company. The stockholders of Greenbay are trusts established for the benefit of Mr. Buckley's immediate family. As of November 1, 1997, the aggregate principal balance outstanding under these notes was $680,000.


     The Company believes that each of the management agreements and leases referred to above contain terms comparable to those that could have been obtained in arm-length transactions with unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 1, 1997, and as adjusted to reflect the sale of 1,600,000 shares of Common Stock offered hereby (1) by each executive officer and director of the Company, (2) by each person known by the Company to own beneficially 5% or more of the outstanding Common Stock, (3) by all executive officers and directors as a group, and (4) by the Selling Stockholders. Percentages of less than one percent have been designated by an asterisk. Each of such stockholders has sole voting and investment power as to shares shown unless otherwise noted.



                                                     BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING                         AFTER OFFERING
                                                     --------------------                    --------------------
                                                      NO. OF                 NO. OF SHARES    NO. OF
                                                      SHARES      PERCENT    BEING SOLD(1)    SHARES      PERCENT
                                                     ---------    -------    -------------   ---------    -------
DIRECTORS AND EXECUTIVE OFFICERS(2)
Maurice A. Buckley(3)..............................    701,101     13.57%                      701,101     10.36%
Christopher J. Lunt................................    311,375      6.23%                      311,375      4.72%
Terence W. Ford(4).................................    143,483      2.87%                      143,483      2.17%
Max Gysin..........................................     78,332      1.57%                       78,332      1.19%
Robert J. Simon(5)(6)(7)...........................     27,410         *                        27,410         *
Larry A. Handeli(4)................................     34,133         *                        34,133         *
Harry M. Cook(4)...................................     19,397         *                        19,397         *
Thomas L. Ferguson.................................     15,091         *                        15,091         *
Dennis Andersen....................................      9,557         *                         9,557         *
Harvey Share.......................................      4,700         *                         4,700         *
Brian Kelly........................................      2,491         *                         2,491         *
All Executive Officers and Directors as a Group
  (11 persons).....................................  1,347,070     25.98%                    1,347,070     19.85%
5% STOCKHOLDERS
Bradford Venture Partners, L.P.(5).................  1,570,979     31.42%       526,666      1,044,313     15.82%
  (Other Beneficial Owners: Robert J. Simon and
    Barbara M. Henagan)
Bradford Investors, L.P.(6)........................    923,157     18.46%       309,485        613,672      9.30%
Overseas Equity Investors Partners, L.P.(7)........    891,178     17.82%       298,765        592,413      8.98%
  (Other Beneficial Owners: Robert J. Simon and
    Barbara M. Henagan)
OTHER SELLING STOCKHOLDERS(8)
Bradford Venture Partners Special Situations,
  L.P..............................................     25,812         *          8,653         17,159         *
Barbara M. Henagan.................................     22,733         *          7,621         15,112         *
Bradford Mills Revocable Trust No. 1 U/D/T
  12/3/91..........................................     18,287         *          6,131         12,156         *
Bradford Mills Revocable Trust No. 2 U/D/T
  12/3/91..........................................     18,287         *          6,131         12,156         *
Ward Woods.........................................     13,693         *          4,591          9,102         *
Charles L. Jaffin..................................     11,712         *          3,926          7,786         *
David W. Jaffin....................................     11,214         *          3,759          7,455         *
Thomas J. Sharbaugh, Trustee U/A/D 3/17/69.........     10,638         *          3,566          7,072         *
Bradford Alan Mills................................      9,776         *          3,277          6,499         *
Belisarius Corporation (Robert D. Lindsay).........      8,847         *          2,966          5,881         *
Richard R. Davis...................................      8,720         *          2,923          5,797         *
Elizabeth M. Hardie................................      6,643         *          2,227          4,416         *
Bradford Alan Mills, trustee U/A/D 11/4/78 F/B/O
Ross D. Mills......................................      4,695         *          1,574          3,121         *
Barbara L. Mills, Trustee U/A/D 12/26/84 F/B/O
Frances Lee Hardie.................................      4,486         *          1,504          2,982         *
Barbara L. Mills, Trustee U/A/D 2/26/88 F/B/O
Kenneth Ian Hardie.................................      3,987         *          1,337          2,650         *
Adam P. Godfrey....................................      3,811         *          1,278          2,533         *
Rodney A. Cohen....................................      3,219         *          1,079          2,140         *
Neil H. Brownstein.................................      2,350         *            788          1,562         *
Cheryl A. Mills U/A/D 3/28/89 F/B/O Bradford
Taybrook Mills.....................................      1,938         *            650          1,288         *
Thomas F. Ruhm.....................................      1,410         *            473            937         *
Erwin Hosono.......................................      1,175         *            394            781         *
David Cowan........................................        705         *            236            469         *

---------------

(1) Bradford, Bradford Investors and Overseas Equity Investors have granted the Underwriters an over-allotment option to purchase up to an additional 420,000 shares of Common Stock. To the extent that the over-allotment option is exercised, these stockholders will sell various amounts of Common Stock in addition to the amounts shown in the above table. See "Underwriting."

(2) The address of these stockholders is 571 Central Avenue, Unit 119, New Providence, New Jersey 07974.

(3) Includes 167,790 shares of Common Stock issuable pursuant to stock options exercisable upon the completion of this Offering and 533,311 shares of Common Stock owned by Greenbay, an Isle of Man corporation, the shares of which are beneficially owned by members of Mr. Buckley's immediate family. The address of Greenbay is Ragnall House, Peel Road, Douglas, Isle of Man.

(4) Includes (i) 5,875, (ii) 8,225 and (iii) 3,732 shares of Common Stock issuable pursuant to stock options exercisable by Mr. Ford, Mr. Handeli and Mr. Cook, respectively, upon completion of this Offering.

(5) The address of this stockholder is 44 Nassau Street, Suite 365, Princeton, New Jersey 08542. Bradford is a limited partnership. Robert J. Simon, a director of the Company, and Barbara M. Henagan are the general partners of Bradford Associates, which is the sole general partner of Bradford and holds a 1% interest in the partnership (which may increase upon the satisfaction of certain contingencies related to the overall performance of the investment portfolio of Bradford).

(6) The address of this stockholder is 1212 Avenue of Americas, New York, New York 10036. Bradford Investors is a limited partnership. Robert J. Simon and Thomas L. Ferguson, directors of the Company are two of the four members of Bradford Management LLC, which is the sole general partner of Bradford Investors.

(7) The address of this stockholder is Clarendon House, Church Street, Hamilton 5-31, Bermuda. Overseas Equity Investor is a general partnership with two partners, Overseas Equity Investors Ltd., which is the managing corporate partner and holds a 99% interest in the partnership, and Bradford Associates, which holds a 1% interest in the partnership (which may increase upon the satisfaction of certain contingencies related to the overall performance of the investment portfolio of Overseas Equity Investor). Overseas Equity Investors Ltd. is a foreign corporation with numerous foreign stockholders. Robert J. Simon, a director of the Company, and Barbara M. Henagan are the general partners of Bradford Associates, and Mr. Simon and Ms. Henagan serve as co-chairs of the board of directors of Overseas Equity Investors Ltd., BVL, an affiliate of Bradford Associates, also acts as an investment advisor for Overseas Equity Investor.

(8) The address of these stockholders is c/o Bradford Venture Partners, L.P., 1212 Avenue of the Americas, Suite 1802, New York, New York 10036.

                          DESCRIPTION OF CAPITAL STOCK


     Upon the consummation of this Offering, the authorized capital stock of the Company will consist of 42,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Immediately after the sale of the 1,600,000 shares of Common Stock sold by the Company in this Offering, there will be 6,599,703 shares of Common Stock and no shares of Preferred Stock outstanding. The following summary is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Restated Bylaws (the "Bylaws"), which are included as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in the election of directors may elect all of the directors standing for election and may exert considerable influence over the management and policies of the Company. Except as otherwise required by law, all matters other than the election of directors are determined by a majority of the votes cast. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding shares of Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, subject to any preferential liquidation rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of Common Stock outstanding are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Certificate of Incorporation also authorizes the issuance of 10,000,000 shares of Preferred Stock, all of which are available for future issuance. Shares of Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. As of the date of this Prospectus, the Company has no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

LIMITATION OF LIABILITY

     The Certificate of Incorporation and Bylaws provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     The Company maintains directors' and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and the Company is not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the Certificate of Incorporation or Bylaws.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation. The prohibition is for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

REGISTRATION RIGHTS

     The Company has granted certain registration rights to all of its stockholders that existed prior to this Offering (the "PreExisting Stockholders"). In particular, under certain circumstances and subject to certain limitations, Bradford, Overseas Equity Investors or Bradford Investors can require the Company to register under the Act such number of shares of Common Stock held by them having a market value of at least $5.0 million, provided that the Company is not required to effect more than one such registration. Additionally, once the Company is eligible to register its securities on Form S-3, the Pre-Existing Stockholders can require the Company to register such number of shares of Common Stock having a market value of at least $500,000 provided that each such holder shall be entitled to only two such registrations during any 12 month period. The Pre-Existing Stockholders were also granted certain "piggy-back" registration rights whereby under certain circumstances and subject to certain conditions, they may include their shares of Common Stock in any registration of shares of Common Stock under the Act.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock and adversely affect the Company's ability to raise capital at times and on terms favorable to the Company.


     Upon completion of this Offering, the Company will have 6,599,703 shares of Common Stock outstanding, excluding 399,911 shares of Common Stock subject to stock options outstanding as of October 1, 1997, and any stock options granted by the Company after October 1, 1997. Of these shares, the Common Stock sold by the Company and the Selling Stockholders in this Offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The Restricted Shares were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144. Without considering the contractual restrictions described below, following this Offering (i) 682,873 Restricted Shares will be immediately eligible for future sale, subject to all of the resale conditions imposed by Rule 144 other than the holding period requirement,
(ii) 1,887,473 Restricted Shares will be immediately eligible for future sale, without regard to the volume or notice requirements imposed by Rule 144, and
(iii) 1,229,357 Restricted Shares will be subject to the holding period and all other conditions imposed by Rule 144. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. In general, under Rule 144 as presently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," will be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 65,382 shares after giving effect to this Offering), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements. Of the 3,799,703 Restricted Shares, 3,614,627 shares of Common Stock will be held by "affiliates" of the Company, as defined in Rule 144(a).


     All existing holders of the Common Stock prior to this Offering are entitled to certain registration rights with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. Such rights may not be exercised prior to the expiration of 180 days from the date of this Prospectus. See "Description of Capital Stock--Registration Rights."

     The Company and each Selling Stockholder have agreed with the Underwriters not to offer for sale, sell or otherwise dispose of (directly or indirectly) any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of EVEREN Securities, Inc., provided, however, that the Company may, subject to certain limitations, issue and sell shares of Common Stock in connection with acquisitions. In addition, stockholders of the Company who are also directors or employees have agreed to the same restrictions for a period of 90 days from the date of this Prospectus. See "Management--Stock Option Plan," "Description of Capital Stock--Registration Rights," and "Underwriting."

                                  UNDERWRITING

     Subject to the terms and certain conditions of the Underwriting Agreement (the "Underwriting Agreement"), the syndicate of underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. and Janney Montgomery Scott Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,800,000 shares of Common Stock from the Company and the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                       NUMBER
                                                                         OF
                           UNDERWRITER                                 SHARES
------------------------------------------------------------------    --------
EVEREN Securities, Inc............................................
Janney Montgomery Scott Inc.......................................
                                                                      ---------
     Total........................................................
                                                                      =========

     The Underwriting Agreement provides that the obligations of the several Underwriters who are parties thereunder are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not to exceed $          per
share. The Underwriters may allow, and such dealers may re-allow, discounts not
to exceed $          per share to certain other dealers. After the initial
public offering of the shares of Common Stock, the initial public offering price and the other selling terms may be changed by the Representatives.

     Certain of the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 420,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. Such option may be exercised at any time until 45 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     In the Underwriting Agreement, the Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Act.

     Prior to this Offering there has been no public market for the Common Stock. The initial public offering price for the Common Stock set forth on the cover page of this Prospectus was determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, revenues, earnings and certain other financial and operating information of the Company in recent periods and the price-book ratios, price-earnings ratio, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

     The Company and each Selling Stockholder have agreed with the Underwriters not to offer for sale, sell or otherwise dispose of (directly or indirectly) any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of EVEREN Securities, Inc., provided, however, that the Company may, subject to certain limitations, issue and sell shares of Common Stock in connection with acquisitions. In addition, stockholders of the Company who are also directors or employees have agreed to the same restrictions for a period of 90 days from the date of this Prospectus. See "Management--Stock Option Plan," "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale".

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the

Common Stock. Such transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio. Thomas J. Sharbaugh, a partner in Morgan, Lewis & Bockius LLP, is the trustee of a trust which is a stockholder of the Company and a Selling Stockholder in this Offering.

                                    EXPERTS


     The consolidated balance sheets of the Company as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended and for the period from July 25, 1994 to December 31, 1994 and the statements of operations and retained earnings and cash flows for the period from January 1, 1994 to July 24, 1994 of the Predecessor included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are summaries of the material provisions thereof. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Copies of certain contracts or documents referred to herein are filed as exhibits to the Registration Statement. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C. or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The financial statements of the Predecessor for each of the two years in the period ended December 31, 1993 were audited by the Predecessor's independent accounting firm (the "former auditor") and such financial statements did not include a company under common control, the business and certain assets of which were combined with the Company on January 1, 1993. The Company retained its current auditor when it was formed in July 1994. The former auditor did not audit the financial data or financial statements included in this Prospectus and as such, their reports on the Company's financial statements for each of the two years in the period ended December 31, 1993 do not cover the financial statements of the Predecessor included herein. Such reports did not contain an adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditor, and the former auditor was not replaced due to any disagreement, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at any time during their engagement by the Company, which, if not resolved to the former auditor's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

                          REPORTS TO SECURITY HOLDERS

     The Company intends to distribute to its stockholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim consolidated financial information.

                   PAMARCO TECHNOLOGIES, INC. (THE "COMPANY")

                    PAMARCO INCORPORATED (THE "PREDECESSOR")

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
THE COMPANY
Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and (unaudited) at September
  30, 1997............................................................................    F-3
Consolidated Statements of Income for the period from July 25, 1994 to December 31,
  1994 and for the years ended December 31, 1995 and 1996 and (unaudited) for the nine
  months ended September 30, 1996 and 1997............................................    F-5
Consolidated Statements of Stockholders' Equity for the period from July 25, 1994 to
  December 31, 1994 and for the years ended December 31, 1995 and 1996 and (unaudited)
  for the nine months ended September 30, 1997........................................    F-6
Consolidated Statements of Cash Flows for the period from July 25, 1994 to December
  31, 1994 and for the years ended December 31, 1995 and 1996 and (unaudited) for the
  nine months ended September 30, 1996 and 1997.......................................    F-7
Notes to the Consolidated Financial Statements........................................    F-8

THE PREDECESSOR
Independent Auditors' Report..........................................................   F-24
Consolidated Statement of Operations and Retained Earnings for the Period from January
  1, 1994 to July 24, 1994............................................................   F-25
Consolidated Statement of Cash Flows for the period from January 1, 1994 to July 24,
  1994................................................................................   F-26
Notes to the Consolidated Financial Statements........................................   F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pamarco Technologies Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Pamarco Technologies Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended and for the period from July 25, 1994 to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pamarco Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended and for the period from July 25, 1994 to December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

April 16, 1997
(October 22, 1997 as to the first two paragraphs of Note 6)

                           PAMARCO TECHNOLOGIES INC.

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997



                                                                                      SEPTEMBER 30,
                                                         1995            1996             1997
                                                      -----------     -----------     -------------
                                                                                       (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash..............................................  $   260,478     $ 1,485,221      $  1,429,562
  Cash held in escrow...............................      109,358              --                --
  Accounts receivable, less allowance for doubtful
     accounts of $105,271, $158,629, and $255,204,
     respectively...................................    6,866,795       8,852,537        12,824,451
  Inventories.......................................    4,966,307       9,308,105        18,557,734
  Prepaid expenses..................................      466,069         658,360         1,497,568
  Deferred income taxes.............................      451,541         419,980           989,337
  Due from insurance company........................    1,088,394         603,266                --
  Other current assets..............................    1,201,091         990,944         1,201,789
                                                      -----------     -----------      ------------
          Total current assets......................   15,410,033      22,318,413        36,500,441
PROPERTY, PLANT AND EQUIPMENT -- Net................   19,627,810      28,400,178        37,049,553
DEFERRED FINANCING COSTS -- Less accumulated
  amortization of $60,046, $3,360, and $24,451,
  respectively......................................      156,240          89,991           113,091
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
  ACQUIRED -- Less accumulated amortization of
  $107,876, $230,058, and $452,938, respectively....    2,811,010       2,796,268         8,924,098
OTHER ASSETS........................................      389,101         622,242           663,811
                                                      -----------     -----------      ------------
TOTAL ASSETS........................................  $38,394,194     $54,227,092      $ 83,250,994
                                                      ===========     ===========      ============


                See notes to consolidated financial statements.

                           PAMARCO TECHNOLOGIES INC.

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997



                                                                                      SEPTEMBER 30,
                                                         1995            1996             1997
                                                      -----------     -----------     -------------
                                                                                       (UNAUDITED)
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.................  $ 1,316,549     $   759,307      $  2,398,292
  Current portion of capitalized lease obligation...      117,383         130,578            35,801
  Accounts payable..................................    5,635,644       5,074,871         6,926,986
  Income taxes payable..............................      323,088         199,963         2,048,387
  Accrued vacation..................................      434,153         683,248         1,110,829
  Customer advances.................................      545,187       3,408,160         5,749,059
  Current portion of contingent purchase price
     payable........................................           --              --           250,000
  Other accrued liabilities.........................    1,432,988       1,738,358         3,676,021
                                                      -----------     -----------      ------------
          Total current liabilities.................    9,804,992      11,994,485        22,195,375
                                                      -----------     -----------      ------------
LONG-TERM LIABILITIES:
  Long-term debt, less current portion..............   10,420,297      15,014,106        21,555,242
  Subordinated notes payable issued in connection
     with acquisitions..............................    1,287,500       1,000,000         1,000,000
  Capitalized lease obligations.....................      460,357         345,416             9,562
  Contingent purchase price payable.................           --              --           750,000
  Deferred income taxes.............................      361,159       1,824,413         2,761,265
  Postretirement benefits...........................      974,798       1,028,798         1,064,798
  Other.............................................       82,317         168,365           206,894
                                                      -----------     -----------      ------------
          Total long-term liabilities...............   13,586,428      19,381,098        27,347,761
                                                      -----------     -----------      ------------
          Total liabilities.........................   23,391,420      31,375,583        49,543,136
                                                      -----------     -----------      ------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 10 and 14)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value -- 10,000,000
     shares authorized; none issued.................           --              --                --
  Common stock, $.01 par value -- 42,000,000 shares
     authorized; 3,087,477 shares, 3,770,352 shares
     and 4,999,703 shares issued and outstanding at
     December 31, 1995, 1996 and September 30, 1997,
     respectively...................................       30,875          37,704            49,997
  Additional paid-in capital........................   13,219,825      16,990,605        24,837,782
  Retained earnings.................................    2,929,567       6,673,326        10,058,634
  Loans to stockholders.............................   (1,038,000)     (1,014,260)       (1,014,260)
  Foreign currency translation adjustment...........     (139,493)        164,134          (224,295)
                                                      -----------     -----------      ------------
          Total stockholders' equity................   15,002,774      22,851,509        33,707,858
                                                      -----------     -----------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $38,394,194     $54,227,092      $ 83,250,994
                                                      ===========     ===========      ============



                See notes to consolidated financial statements.

                           PAMARCO TECHNOLOGIES INC.

                       CONSOLIDATED STATEMENTS OF INCOME
            FOR THE PERIOD FROM JULY 25, 1994 TO DECEMBER 31, 1994,
                 THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND

               THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997



                                     PERIOD
                                  JULY 25, 1994                                      NINE MONTHS ENDED
                                       TO          YEARS ENDED DECEMBER 31,    -----------------------------
                                  DECEMBER 31,     -------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                      1994            1995          1996           1996            1997
                                 ---------------   -----------   -----------   -------------   -------------
                                                                                        (UNAUDITED)
NET SALES......................    $13,299,402     $44,492,012   $53,708,447    $ 40,097,779    $ 68,566,258
                                   -----------     -----------   -----------    ------------    ------------
COSTS AND EXPENSES:
  Cost of sales................      9,045,536      31,676,547    37,939,367      28,317,343      46,144,297
  Selling expenses.............      1,658,743       4,519,832     5,837,574       4,381,712       9,124,155
  General and administrative
     expenses..................      1,280,542       4,507,964     5,807,459       4,163,972       6,799,353
  Plant closure costs..........             --         241,177            --              --              --
  Gain on fire.................             --      (1,299,785)   (3,321,315)     (3,091,021)       (255,000)
                                   -----------     -----------   -----------    ------------    ------------
          Total costs and
            expenses...........     11,984,821      39,645,735    46,263,085      33,772,006      61,812,805
                                   -----------     -----------   -----------    ------------    ------------
INCOME FROM OPERATIONS.........      1,314,581       4,846,277     7,445,362       6,325,773       6,753,453
OTHER INCOME (EXPENSE):
  Interest and other income....         23,357         115,019        83,487          63,488          88,766
  Interest expense.............       (377,970)     (1,094,174)   (1,183,550)       (897,692)     (1,325,863)
                                   -----------     -----------   -----------    ------------    ------------
INCOME BEFORE INCOME TAXES.....        959,968       3,867,122     6,345,299       5,491,569       5,516,356
PROVISION FOR INCOME TAXES.....        351,489       1,546,034     2,601,540       2,118,463       2,131,048
                                   -----------     -----------   -----------    ------------    ------------
NET INCOME.....................    $   608,479     $ 2,321,088   $ 3,743,759    $  3,373,106    $  3,385,308
                                   ===========     ===========   ===========    ============    ============
EARNINGS PER SHARE.............            .27             .61           .85             .78             .68
                                   ===========     ===========   ===========    ============    ============
WEIGHTED AVERAGE SHARES........      2,260,655       3,800,610     4,427,775       4,349,789       4,995,649
                                   ===========     ===========   ===========    ============    ============


                See notes to consolidated financial statements.

                           PAMARCO TECHNOLOGIES INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM JULY 25, 1994 TO DECEMBER 31, 1994,
                 THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND

                    THE NINE MONTHS ENDED SEPTEMBER 30, 1997



                                                                                                       FOREIGN
                      CAPITAL STOCK        ADDITIONAL                       LOANS                     CURRENCY          TOTAL
                   --------------------      PAID-IN       RETAINED           TO         TREASURY    TRANSLATION    STOCKHOLDERS'
                   PREFERRED    COMMON       CAPITAL       EARNINGS      STOCKHOLDERS     STOCK      ADJUSTMENT        EQUITY
                   ---------    -------    -----------    -----------    ------------    --------    -----------    -------------
  Proceeds from
    sale of
    stock.........    $--       $16,356    $ 6,943,644    $        --    $         --    $     --     $       --     $  6,960,000
  Issuance of
    stockholder
    loans.........     --            --             --             --        (530,000)         --             --         (530,000)
  Net income......     --            --             --        608,479              --          --             --          608,479
  Translation
    adjustment....     --            --             --             --              --          --         18,075           18,075
                     ----       -------    -----------     ----------     -----------    --------      ---------      -----------
BALANCE, DECEMBER
  31, 1994........     --        16,356      6,943,644        608,479        (530,000)         --         18,075        7,056,554
  Net income......     --            --             --      2,321,088              --          --             --        2,321,088
  Proceeds from
    sale of
    stock.........     --        12,756      5,415,444             --      (1,083,000)         --             --        4,345,200
  Stock issued for
    business
    acquired......     --         1,763        860,737             --              --          --             --          862,500
  Repayment of
    stockholder
    loans.........     --            --             --             --         575,000          --             --          575,000
  Translation
    adjustment....     --            --             --             --              --          --       (157,568)        (157,568)
                     ----       -------    -----------     ----------     -----------    --------      ---------      -----------
BALANCE, DECEMBER
  31, 1995........     --        30,875     13,219,825      2,929,567      (1,038,000)         --       (139,493)      15,002,774
  Net income......     --            --             --      3,743,759              --          --             --        3,743,759
  Proceeds from
    sale of
    stock.........     --         6,129      3,384,002             --              --          --             --        3,390,131
  Stock issued for
    business
    acquired......     --           181         99,815             --              --          --             --           99,996
  Stock issued for
    conversion of
    debt..........     --           519        286,963             --              --          --             --          287,482
  Repayment of
    stockholder
    loans.........     --            --             --             --          23,740          --             --           23,740
  Translation
    adjustment....     --            --             --             --              --          --        303,627          303,627
                     ----       -------    -----------     ----------     -----------    --------      ---------      -----------
BALANCE, DECEMBER
  31, 1996........     --        37,704     16,990,605      6,673,326      (1,014,260)         --        164,134       22,851,509
  (Unaudited)
  Net income......     --            --             --      3,385,308              --          --             --        3,385,308
  Proceeds from
    sale of
    stock.........     --        11,510      7,347,960             --              --      15,000             --        7,374,470
  Stock issued for
    business
    acquired......     --           783        499,217             --              --          --             --          500,000
  Purchase of
    stock for
    treasury......     --            --             --             --              --     (15,000)            --          (15,000)
  Translation
    adjustment....     --            --             --             --              --          --       (388,429)        (388,429)
                     ----       -------    -----------     ----------     -----------    --------      ---------      -----------
BALANCE, SEPTEMBER
  30, 1997........    $--       $49,997    $24,837,782    $10,058,634    $ (1,014,260)   $     --     $ (224,295)    $ 33,707,858
                     ====       =======    ===========     ==========     ===========    ========      =========      ===========



                See notes to consolidated financial statements.

                           PAMARCO TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE PERIOD FROM JULY 25, 1994 TO DECEMBER 31, 1994,
                 THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND

               THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997



                                                   PERIOD FROM              YEARS ENDED                  NINE MONTHS ENDED
                                                 JULY 25, 1994 TO           DECEMBER 31,           ------------------------------
                                                   DECEMBER 31,      --------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                                       1994             1995           1996            1996             1997
                                                 ----------------    -----------    -----------    -------------    -------------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................     $    608,479      $ 2,321,088    $ 3,743,759    $   3,373,106    $   3,385,308
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization...........          397,021        1,365,109      1,835,459        1,333,701        2,259,271
      (Gain) loss on disposal of property, net
        of related proceeds...................           16,400          384,943          7,935            6,294          (25,647)
      Deferred income taxes...................           50,911          986,967      1,494,815          723,805          633,389
      Interest income on cash held in
        escrow................................               --          (14,032)            --               --               --
      Adjustments to intangible assets........               --          (54,097)            --               --               --
      Write-off of deferred financing costs...               --               --        133,913          133,913               --
      Changes in assets and liabilities:
        Cash held in escrow...................               --               --             --          109,358               --
        Accounts receivable...................         (881,716)        (851,712)      (933,047)      (1,587,951)      (2,450,777)
        Due from insurance company............               --       (1,088,394)       485,128          545,202          603,266
        Inventories...........................          328,837         (178,791)    (4,109,557)      (1,580,188)      (5,366,588)
        Prepaid expenses......................         (178,992)          77,188       (106,140)        (406,960)        (821,281)
        Other assets -- current...............         (149,522)        (903,284)       516,847         (131,004)        (210,845)
        Other assets -- noncurrent............          (71,555)        (140,320)      (288,676)      (1,200,858)      (1,001,074)
        Accounts payable......................          438,481        1,635,069     (1,173,753)      (1,987,631)         983,908
        Accrued expenses......................         (218,504)      (1,168,919)     3,308,228        3,080,177        5,271,676
        Other liabilities.....................           21,873          (14,306)        71,240           36,764           38,530
        Contingent purchase price payable.....               --               --             --               --        1,000,000
                                                   ------------      -----------    -----------      -----------     ------------
          Net cash provided by operating
            activities........................          361,713        2,356,509      4,986,151        2,447,728        4,299,136
                                                   ------------      -----------    -----------      -----------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of businesses, net of $110,220,
    $189,027, $22,887 and $920,820 cash
    acquired in 1994, 1995, 1996 and September
    30, 1997, respectively....................      (14,911,247)      (5,422,706)    (1,088,549)      (1,088,549)      (5,536,749)
  Purchases of property, plant and
    equipment.................................         (941,270)      (4,504,408)    (7,095,382)      (3,561,165)      (5,269,576)
  Proceeds from sale -- leaseback.............               --          500,000             --               --               --
  Proceeds from sale of property, plant and
    equipment.................................               --           13,960         24,486            5,756           61,551
  Equipment deposits..........................         (194,814)         191,684             --               --               --
                                                   ------------      -----------    -----------      -----------     ------------
    Net cash used in investing activities.....      (16,047,331)      (9,221,470)    (8,159,445)      (4,643,958)     (10,744,774)
                                                   ------------      -----------    -----------      -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowing under term loans..................        6,800,000        2,050,000      1,951,321        9,500,000               --
  Repayments of term loans....................         (250,000)      (1,059,671)    (2,975,970)     (10,325,512)      (2,107,313)
  Borrowings under revolving lines of
    credit....................................        2,839,236        1,187,300        739,196          224,239          188,970
  Common stock issued.........................        6,960,000        4,345,200      3,390,127        3,390,127        7,374,470
  Acquisition of treasury shares..............               --               --             --               --          (15,000)
  Stockholder loan (issuance) repayments......         (530,000)         575,000         23,740           25,000               --
  Repayment of subordinated note payable......               --               --             --               --       (1,000,000)
  Borrowing under equipment line of credit....               --               --      1,346,050               --        2,626,604
  Principal payments under capital lease
    obligations...............................           (7,734)         (49,862)      (101,746)         (79,250)        (430,631)
  Payments of deferred financing costs........               --          (36,200)       (93,351)         (93,351)          (3,829)
                                                   ------------      -----------    -----------      -----------     ------------
        Net cash provided by financing
          activities..........................       15,811,502        7,011,767      4,279,367        2,641,253        6,633,271
                                                   ------------      -----------    -----------      -----------     ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.......           (5,419)          (6,793)       118,670           77,505         (243,292)
                                                   ------------      -----------    -----------      -----------     ------------
NET INCREASE (DECREASE) IN CASH...............          120,465          140,013      1,224,743          522,528          (55,659)
CASH, BEGINNING OF PERIOD.....................               --          120,465        260,478          260,478        1,485,221
                                                   ------------      -----------    -----------      -----------     ------------
CASH, END OF PERIOD...........................     $    120,465      $   260,478    $ 1,485,221    $     783,006    $   1,429,562
                                                   ============      ===========    ===========      ===========     ============


                 See notes to consolidated financial statements

                           PAMARCO TECHNOLOGIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE PERIOD FROM JULY 25, 1994 TO DECEMBER 31, 1994,
                 THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND

               THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997



(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)


1. ORGANIZATION

     Pamarco Technologies, Inc. (the "Company"), a Delaware Corporation, was incorporated on July 20, 1994. The Company first issued common stock on July 25, 1994 in connection with the acquisition of Pamarco, Incorporated by its wholly-owned subsidiary, Pamarco Acquisition Co. The Company sold 1,635,600 shares of common stock, to various investors, including affiliates of Bradford Ventures Ltd. ("BVL") and certain members of management of Pamarco, Incorporated.

     Pursuant to the Stock Purchase Agreement dated July 25, 1994 (the "Stock Purchase Agreement"), Pamarco Acquisition Co. acquired (the "Acquisition") all of the outstanding capital stock of Pamarco Incorporated, a wholly-owned subsidiary of Amir Investments Corp. (the "Seller"). Pamarco Acquisition Co. was merged with and into Pamarco, Incorporated. The purchase price consisted of cash consideration of approximately $9.4 million, including related transaction costs. The Company may also be required to pay an additional contingent purchase price of up to $875,000 based on cumulative pre-tax income for the period January 1, 1995 through December 31, 1999, as defined in the Stock Purchase Agreement. The Seller may elect to receive the contingent purchase price in the form of either cash or shares of common stock of the Company.

     The Acquisition has been accounted for by the purchase method of accounting and, accordingly, the accompanying consolidated balance sheet has been prepared based on an allocation of the purchase price to the estimated fair values of the assets acquired and the liabilities assumed at the date of Acquisition.


     In January 1995, the Company issued additional shares of common stock for approximately $4,345,000 in cash, net of certain loans. Effective January 23, 1995, the Company acquired substantially all of the assets and liabilities of Dauphin Graphic Machines, Inc. ("Dauphin"). The purchase price consisted of approximately $4.4 million, including related transaction costs, and a $1,000,000 subordinated note payable to the seller, which was repaid in August of 1997. The Company may also be required to pay an additional contingent purchase price of up to $1,000,000, and the seller has an option to purchase 58,750 shares of common stock of the Company at an exercise price of $4.26 per share, based on cumulative pre-tax earnings for the period January 1, 1995 through December 31, 1997. The purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of the acquisition. Based on the operating results of Dauphin through September 30, 1997, it would appear probable that Dauphin will meet the earnout target. Therefore, the Company has recorded a liability and a corresponding increase to goodwill in the amount of $1,000,000. This amount will be paid in four equal annual installments.


     Effective June 22, 1995, Pamarco Europe Ltd. ("Pamarco Europe"), the Company's wholly-owned U.K. subsidiary, acquired all of the outstanding common shares of Qualtech Holdings Ltd. ("Qualtech") for approximately $2,399,230 including related transaction costs. The Company may also be required to pay an additional contingent purchase price of up to $300,000 based on the cumulative pre-tax earnings of Pamarco Europe and Qualtech for the period January 1, 1996 through December 31, 1998. The purchase price consisted of $1,156,100 in cash, a $289,000 convertible subordinated note payable to the seller and 176,250 shares of the Company's common stock at a share price of $4.89. The purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of the acquisition. Effective January 1, 1996, Qualtech was merged with and into Pamarco Europe.

     In April 1996, the Company issued 612,831 additional shares for approximately $3,390,000 in cash. Effective April 19, 1996, the Company acquired substantially all of the outstanding common shares of

                           PAMARCO TECHNOLOGIES INC.

Armotek Industries, Inc. ("Armotek"). The purchase price was approximately $1,200,000, including related transaction costs. The purchase price consisted of $1,100,000 in cash and 18,076 shares of the Company's common stock, at a share price of $5.53. The Company may also be required to pay a contingent purchase price of up to $800,000 based on the cumulative pre-tax earnings of Armotek for the period April 19, 1996 through December 31, 1998. The purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition.

     On January 10, 1997, the Company issued 855,019 additional shares of common stock for approximately $5,458,000 in cash. Effective January 10, 1997, the Company acquired all of the outstanding common stock of Diamond Holding Corporation ("Diamond"). The purchase price was approximately $10.0 million, including related transaction costs. The purchase price consisted of $8,500,000 in cash, a $1,000,000 subordinated note payable to the seller, and 78,333 shares of the Company's common stock at a share price of $6.38. The Company may also be required to pay a contingent purchase price of up to $2.5 million based on the cumulative pre-tax earnings of Diamond for the period January 1, 1997 through December 31, 1998.


     In August 1997, the Company issued an additional 268,981 shares of common stock (including 2,350 shares previously held in treasury) to existing investors and certain employees and new investors for an aggregate purchase price of $1,716,900 or $6.38 per share.



     In September 1997, the Company issued an additional 29,375 shares of common stock to an officer of the Company for an aggregate purchase price of $200,044 or $6.81 per share.



     The following unaudited pro forma results of operations assume the acquisitions of Dauphin and Qualtech had occurred as of July 25 and January 1, respectively of the following periods:


                                                               PERIOD JULY 25,
                                                                   1994 TO          YEAR ENDED
                                                                DECEMBER 31,       DECEMBER 31,
                                                                    1994               1995
                                                               ---------------     ------------
     Net sales...............................................    $18,275,907       $ 46,166,343
     Net income..............................................        784,386          2,377,315
     Earnings per common share...............................            .35                .63

     The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of January 1 and July 25, respectively, nor are they necessarily indicative of future operating results.

     The following unaudited pro forma results of operations assume the acquisition of Armotek occurred as of January 1 of the following years:


                                                                       YEARS ENDED
                                                                      DECEMBER 31,
                                                               ---------------------------
                                                                  1995            1996
                                                               -----------     -----------
     Net sales...............................................  $51,786,734     $55,588,294
     Net income..............................................    2,400,295       3,581,071
     Earnings per common share...............................          .63             .81


     The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of January 1, nor are they necessarily indicative of future operating results.

                           PAMARCO TECHNOLOGIES INC.

     The following unaudited pro forma results of operations assume the acquisition of Diamond occurred as of January 1 of the following year:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                                 1996
                                                                             ------------
     Net sales...........................................................    $ 73,572,541
     Net income..........................................................       3,970,650
     Earnings per common share...........................................             .90

     The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of January 1, nor are they necessarily indicative of future operating results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     INVENTORIES -- Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

     PROPERTY, PLANT AND EQUIPMENT -- Depreciation is recorded over the estimated useful lives of the assets using the straight-line method. Significant additions or improvements extending asset lives are capitalized at cost; normal maintenance and repair costs are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated useful life of the property or the term of the lease.

     The estimated useful lives for financial reporting purposes are as follows:

            ASSETS                   LIFE
------------------------------  ---------------
Buildings and improvements....     40 years
Leasehold improvements........  Leasehold term
Machinery and equipment.......    5-20 years
Furniture and fixtures........     10 years
Tooling.......................      5 years
Vehicles......................      5 years

     DEFERRED FINANCING COSTS -- Deferred financing costs are amortized over the terms of the related obligations using the interest method.

     CONTINGENT PURCHASE PRICE -- When it is determined that the contingent purchase price payments related to any of its acquisitions are resolved, the Company records such amounts as increased goodwill associated with the transaction.

     EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED -- The excess of purchase price over the estimated fair value of the net assets acquired, including any contingent purchase price paid where applicable, is being amortized on a straight-line basis over periods ranging from twenty to thirty years.

     LONG-LIVED ASSETS -- The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ("SFAS 121"), which the Company adopted in 1996. SFAS No. 121 requires that impairments, measured using fair value, are recognized whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable and the future undiscounted cash flows

                           PAMARCO TECHNOLOGIES INC.

attributed to the assets are less than their carrying values. The adoption of SFAS 121 had no effect on the Company's results of operations or financial condition.

     FOREIGN CURRENCY TRANSLATION -- The accounts of the Company's wholly-owned U.K. subsidiary are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Net assets of the subsidiary whose functional currency is other than the U.S. dollar are translated at a current rate of exchange. Results of operations are translated using the average exchange rate prevailing throughout the period.

     EARNINGS PER SHARE -- Earnings per share has been computed by dividing net income for the periods presented by the weighted average number of common stock and equivalent common shares, if any, outstanding in each period. Equivalent common shares includes net shares issuable upon the assumed exercise of options using the treasury stock method.

     CUSTOMER ADVANCES -- Customer advances are collected and recorded on certain sales. Such amounts are used to offset future billings.

     REVENUE RECOGNITION -- The Company generally recognizes revenue upon the shipment, or if applicable, the installation of its products, or when a service is completed.

     INCOME TAXES -- Deferred income taxes are determined based on the tax effect of the differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are classified as either current or noncurrent based generally on the classification of the related asset or liability.


     RESEARCH AND DEVELOPMENT COSTS -- Research and development costs are charged to expense as incurred. Research and development costs for the year ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 were approximately $208,000, $23,000 and $11,200, respectively.


     CREDIT RISK -- Financial instruments which potentially subject the Company to credit risk consist principally of accounts receivable. The Company's trade accounts receivable are primarily from companies located throughout the United States and Great Britain in the printing, packaging and converting industries.


     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts in the financial statements for accounts receivable, accounts payable, accrued liabilities, accrued income taxes and customer advances approximate fair value due to the short-term nature of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of December 31, 1995, 1996 and September 30, 1997, due to the variable interest rate features of this debt. The carrying value of loans to stockholders approximated fair value as of December 31, 1995, 1996 and September 30, 1997, based upon the discounted value of the future cash flows expected to be received from the loans. The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate cap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue.


     USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     RECENTLY ISSUED ACCOUNTING STANDARDS -- In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," which is effective for financial statement periods beginning after December 15, 1997. This statement simplifies the standards for computing earnings per share (EPS) and makes them comparable to International EPS standards. SFAS No. 128 replaces the standards for computing and presenting EPS found in Accounting Principles Board Opinion No. 15 "Earnings per Share" (APB 15). SFAS 128 requires dual presentation of Basic (which replaces APB 15's Primary EPS) and diluted EPS on

                           PAMARCO TECHNOLOGIES INC.

the face of the income statement for all entities with complex capital structures. The Company believes that this standard, when adopted, will not materially effect earnings per share amounts.

3. INVENTORIES

          Inventories consisted of the following:


                                                                                       SEPTEMBER
                                                                 DECEMBER 31,             30,
                                                               1995         1996         1997
                                                            ----------   ----------   -----------
                                                                                      (UNAUDITED)
Work in process...........................................  $1,914,261   $2,695,385   $ 8,049,445
Raw materials.............................................   2,813,992    4,976,602     7,942,789
Finished goods............................................     238,054    1,636,118     2,565,500
                                                            ----------   ----------   -----------
     Total................................................  $4,966,307   $9,308,105   $18,557,734
                                                            ==========   ==========   ===========


4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:


                                                                                       SEPTEMBER
                                                                DECEMBER 31,              30,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
Land....................................................  $   565,616   $   636,402   $   656,202
Buildings and improvements..............................    3,009,755     5,356,659     7,144,656
Leasehold improvements..................................    1,138,291     1,455,112     1,555,131
Machinery and equipment.................................   15,263,927    22,296,824    29,656,074
Furniture and fixtures..................................       83,029       391,957       968,936
Tooling.................................................    1,876,126     2,343,119     2,789,247
Construction in progress................................           --            --       139,019
                                                          -----------   -----------   -----------
     Total..............................................   21,936,744    32,480,073    42,909,265
Less accumulated depreciation and amortization..........   (2,308,934)   (4,079,895)   (5,859,712)
                                                          -----------   -----------   -----------
Net.....................................................  $19,627,810   $28,400,178   $37,049,553
                                                          ===========   ===========   ===========

                           PAMARCO TECHNOLOGIES INC.

5. LONG-TERM DEBT

     Long-Term debt consists of the following:


                                                                DECEMBER 31,           SEPTEMBER
                                                          -------------------------       30,
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
U.S. term loan payable in variable monthly installments
  maturing on September 30, 2003........................  $        --   $ 9,650,867   $15,015,383
U.S. revolving loan payable on September 19, 1999.......           --     4,776,496     4,965,496
U.S. equipment line of credit, interest only payments
  until term loan conversion was elected................           --     1,346,050     3,972,655
U.S. term loan payable in variable monthly installments,
  maturing on July 1, 2001..............................    6,066,666            --            --
U.S. Dauphin term loan payable in equal monthly
  installments of $8,333 maturing on February 1, 2000...      416,670            --            --
U.K. term loan payable in equal quarterly installments
  of approximately L40,000 maturing on June 22, 2000....    1,135,276            --            --
U.S. revolving loans payable on July 1, 1997............    4,037,300            --            --
U.K. overdraft loan payable on July 1, 1997.............           --            --            --
Equipment note payable in monthly installments through
  September 1996, with interest at 5.5%.................       80,934            --            --
                                                          -----------   -----------   -----------
  Total.................................................   11,736,846    15,773,413    23,953,534
Less current maturities.................................    1,316,549       759,307     2,398,292
                                                          -----------   -----------   -----------
Total long-term debt....................................  $10,420,297   $15,014,106   $21,555,242
                                                          ===========   ===========   ===========


     Long-term debt payments due in years subsequent to December 31, 1996 are as follows:

          1997........................................................  $   759,307
          1998........................................................    1,187,800
          1999........................................................    6,082,002
          2000........................................................    1,633,225
          2001........................................................    1,672,461
          Thereafter..................................................    4,438,618
                                                                        -----------
          Total.......................................................  $15,773,413
                                                                        ===========

     On September 19, 1996, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with a lending institution. The Loan Agreement provides the Company with a credit facility consisting of a $8.5 million revolver loan, $2.0 million equipment line of credit and a $9.5 million term loan. Proceeds of the Loan Agreement were used to refinance the long-term debt obligations that existed at December 31, 1995.

     The Loan Agreement provides the Company with several interest rate options that may be elected. The Company has elected a London Interbank Offered Rate ("LIBOR") plus 1.25% for its term and revolving debt. In conjunction with the LIBOR election, the Company has purchased a fifteen month interest rate cap on a notional amount of $3,750,000. The cap limits the LIBOR rate to 6.50% in 90 day intervals. At December 31, 1996 the interest rate based on LIBOR for the term and revolver loans was 6.7813%. The Company can extend the LIBOR based interest option or convert the debt to a prime interest based rate.

                           PAMARCO TECHNOLOGIES INC.

     The Company's equipment line of credit bears interest at the daily prime rate minus 0.50%. At December 31, 1996, the interest rate was 7.75%. The Company can elect to convert this debt to a term loan while choosing from varying maturity dates of five to seven years. Upon conversion to a term loan the Company can also select an interest rate base. During September 1997 the Company elected conversion of the entire outstanding balance under its equipment line of credit to a term loan, payable over a seven year term. The Company also elected a LIBOR based interest rate for this loan. At September 30, 1997 the interest rate was 6.53%.


     The Company pays the bank a facility fee equal to 0.25% (on an annual basis) of the average daily unused portion of the balance committed by the bank.

     As a result of the acquisition of Diamond in January of 1997, the Company negotiated an increase in its Loan Agreement. The term loan was increased by $7.5 million with monthly maturities to January 2004. The revolver loan was increased by $2.0 million. The equipment line of credit was increased by $2.0 million. These increases will result in additional debt payments of $288,462 in 1997, 903,846 in 1998, $923,077 in 1999, $1,240,384 in 2000, $1,269,231 in 2001,
and $2,875,000 thereafter.

     All of the property, assets and rights of the Company and its subsidiaries have been pledged as security for the term loan. The revolver loan is unsecured. The Loan Agreement contains certain affirmative and negative covenants which, among other matters: (a) restrict (i) the purchase and disposition of assets;
(ii) additional indebtedness; (iii) the declaration or payment of dividends (only to the extent the Company is in default of any other covenant of the Loan Agreement or that the declaration of dividends would place them in default);
(iv) investments; (v) capital expenditures; and (b) require the maintenance of certain financial amounts and ratios. Under the most restrictive covenant, the amount of retained earnings available for dividends at December 31, 1996 was approximately $4.6 million. At December 31, 1996, the Company was in violation of the capital expenditures financial covenant under the Loan Agreement. On April 16, 1997, the Company received a waiver of the violation from the lender.

     Under the U.S. term loan agreement outstanding at December 31, 1995, Pamarco, Incorporated had the option to fix the interest rate on $1 million increments of principal at any time. As of December 31, 1995, $1,733,333 of principal was locked in at a fixed rate of 8.04%, $888,095 of principal was locked in at a fixed rate of 8.65%. The remaining $3,445,238 of principal at December 31, 1995, bore interest at the bank's base rate plus a variable margin, as defined by the loan agreement. The weighted average interest rate for the year ended December 31, 1995 was 8.92%.

     The Dauphin term loan expiring on February 1, 2000 bore interest at the bank's base rate plus a variable margin, as defined by the loan agreement. The weighted average interest rate for the period from January 23, 1995 to December 31, 1995 was 8.86%.

     The U.K. term loan agreement bore interest at the bank's sterling base rate plus 2.0%.

     Both Pamarco, Incorporated and Dauphin maintained U.S. revolving loans which provided for borrowings to maximums of $4.5 million and $2.5 million and which bore interest at the bank's base rate plus the variable margins in effect. The unused portions of Pamarco, Incorporated's and Dauphin's U.S. revolving loans at December 31, 1995 were $0.6 million and $2.4 million, respectively.

     Pamarco, Incorporated's loan agreement also provided for an overdraft loan to Pamarco Europe Ltd. of up to L470,000, or approximately $750,000. Borrowings under this loan were due on July 1, 1997 and were payable in pounds sterling. Interest accrued at the bank's sterling base rate plus 2.0%.

6. STOCKHOLDERS' EQUITY

     On October 22, 1997, the Board of Directors authorized an initial public offering ("Offering") of the Company's common stock. The proceeds from the sale of such stock, after deducting offering expenses, would

                           PAMARCO TECHNOLOGIES INC.

be used to repay certain loans and to provide working capital for expanding the Company's operations and for general corporate purposes.


     In addition, on October 22, 1997, the Board of Directors approved the conversion of all Class A, Class B and Class C common shares of stock into one class of common stock, a 2.35 for one stock split, and an increase in the number of authorized preferred and common shares to 10,000,000 and 42,000,000, respectively. All previously reported share and per share information has been retroactively restated to give effect to such stock split.


     Weighted average shares was calculated utilizing the treasury stock method, assuming that all shares issued within one year prior to the initial filing of the Registration Statement were outstanding for all periods presented.

     The Company's capital stock consists of common stock and preferred stock. All shares of stock of the Company have a par value of $.01 per share. Holders of common stock have one vote per share on any matter on which the stockholders of the Company are entitled to vote.

     The Company maintains a 1995 Stock Option Plan (the "Plan") in which a maximum of 705,000 shares of common stock have been authorized for issuance. Pursuant to the Plan, the Company entered into Option Agreements (the "Option Agreements") with certain members of management. Such Option Agreements grant these employees the option to purchase shares of common stock of the Company at purchase prices equal to the estimated fair market value of the shares as determined by the Board of Directors as of the date of the grant. The options granted by the Option Agreements are nonqualified stock options. All of the options will vest and become exercisable on the tenth anniversary of the Option Agreements to the extent that they have not vested and become exercisable earlier under the terms of the Option Agreements. Upon completion of a public offering, options to purchase a total of 161,769 shares of common stock will become immediately exercisable.

     The activity in the Plan is presented below:


                                                               SHARES UNDER   WEIGHTED-AVERAGE
                                                                  OPTION       EXERCISE PRICE
                                                               ------------   ----------------
     Outstanding, December 31, 1994..........................          --          $   --
     Granted.................................................     374,825            4.26
                                                                 --------          ------
     Outstanding, December 31, 1995..........................     374,825            4.26
     Granted.................................................       5,875            5.53
                                                                 --------          ------
     Outstanding, December 31, 1996..........................     380,700            4.28
     Granted.................................................      19,211            6.50
                                                                 --------          ------
     Outstanding, September 30, 1997.........................     399,911          $ 4.39
                                                                 ========          ======
     Exercisable at December 31, 1995........................      29,845
                                                                 ========
     Exercisable at December 31, 1996........................      60,278
                                                                 ========
     Exercisable at September 30, 1997.......................      60,278
                                                                 ========



     The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income would have been $2,288,626 and $3,704,335, for the years ended 1995 and 1996, respectively.

                           PAMARCO TECHNOLOGIES INC.

     The weighted average fair value of the stock options granted during 1995, 1996, and the period ended September 30, 1997 was $1.67, $1.07 and $0.83, respectively. The fair value of each stock option grant is estimated on the date of the grant using the minimum value option pricing model with the following weighted average assumptions utilized for grants in 1995, 1996, and the period ending September 30, 1997, respectively; risk-free interest rate of 6.02% to 6.49%, expected life of 2.00 to 8.04 years, and no expected dividend yield. Stock options generally expire ten years from the grant date.


7. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                        PERIOD
                                       JULY 25,
                                       1994 TO            YEARS ENDED               NINE MONTHS ENDED
                                     DECEMBER 31,        DECEMBER 31,         SEPTEMBER 30,   SEPTEMBER 30,
                                         1994          1995         1996          1996            1997
                                     ------------   ----------   ----------   -------------   -------------
                                                                                       (UNAUDITED)
Income taxes paid..................    $360,730     $  927,778   $  706,330    $   619,200     $   973,915
Interest paid......................     294,357      1,019,114    1,253,630      1,024,101       1,247,793
Noncash investing and financing
  activities:
  Issuances of securities in
     connection with purchases of
     businesses:
     Common stock in connection
       with purchase of business...          --        862,500       99,996         99,996         500,000
     Subordinated notes payable....          --      1,289,000           --             --       1,000,000
  Capital lease obligation.........          --        500,000           --             --              --
  Common stock issued in conversion
     of subordinated note
     payable.......................          --             --      287,482             --              --


8. MAJOR DAMAGE TO FACILITY

     On August 7, 1995, Pamarco, Incorporated's main facility in Roselle, New Jersey sustained major damage from a fire. The facility remained partially operational; however, during the remainder of 1995, Pamarco, Incorporated utilized its other facilities, as well as outside vendors, to supplement production. Pamarco, Incorporated maintains insurance for both property damage (replacement value) and business interruption applicable to this facility. The policy providing the coverage for property insurance is subject to a deductible of $5,000 and there is no deductible for the business interruption insurance.

     At the time of the fire, the amount of insurance recoveries was not determinable. Accordingly, the Company has recorded insurance recoveries over a period of time from the third quarter of 1995 through the first quarter of 1997 as these amounts were settled with the Company's insurance carrier.


     Insurance recoveries for the years ended December 31, 1995 and 1996 and the periods ended September 30, 1996 and 1997 totaled $2.3 million, $4.6 million, $3.4 million and $0.9 million, respectively. Receipt of these proceeds represents the settlement of amounts due to the Company from the insurance carrier.



     The Company has recognized in its statements of income for the years ended December 31, 1995, 1996 and the nine month period ended September 30, 1996 gains of approximately $700,000, $1.1 million and $1.3 million, respectively, representing insurance recoveries received in excess of the carrying value of the facility and machinery and equipment and related expenses incurred. Also included in its statements of income for the years ended December 31, 1995, 1996 and the nine month periods ended September 30, 1996 and September 30, 1997 was approximately $600,000, $2.2 million, $1.8 million and $255,000, respectively, related to business interruption coverage.

                           PAMARCO TECHNOLOGIES INC.

9. PLANT CLOSURE

     During 1995, the Company discontinued production at its Dallas, Texas facility and relocated a portion of the production equipment to its other facilities within the United States. As a result, the Company recorded costs of $241,177 primarily relating to severance, waste disposal and the write-off of certain assets. The plan was completed in 1995 and management believes that there are no remaining liabilities associated with the closure of this facility.

10. LEASES

     In September 1995, Pamarco, Incorporated sold machinery and equipment with a net book value of $500,000 to a bank and simultaneously entered into a capital lease agreement over a five-year period. In accordance with the terms of the capital lease agreement, ownership of the machinery and equipment is transferred back to the Company at the end of the lease term. The capital lease agreement contains affirmative and negative covenants which among other matters: (a) restrict (i) the purchase and disposition of assets; (ii) additional indebtedness; (iii) the declaration or payment of dividends; (iv) investments;
(v) capital expenditures; and (b) require the maintenance of certain financial amounts and ratios.


     At December 31, 1996, the Company was not in compliance with the capital expenditure covenant. However, the Company continued to repay the lease in accordance with the repayment terms. Were the bank to have called the lease the Company had sufficient availability on its term and revolving credit loans to repay the remaining amount due under this capital lease which approximated $400,000 at December 31, 1996. In September of 1997, the Company repaid the lease in full.


     In addition, Pamarco Europe is obligated under a capital lease relating to equipment. The Company was also obligated under various operating leases in both the United States and the United Kingdom, principally for buildings and equipment, including leases with former owners of businesses acquired, which expire at various dates through 2010. Future minimum lease payments for the capital and operating leases with initial or remaining terms in excess of one year as of December 31, 1996 are as follows:

                                                                         CAPITAL    OPERATING
                                                                          LEASES      LEASES
                                                                         --------   ----------
1997...................................................................  $160,196   $  878,958
1998...................................................................   160,196      852,580
1999...................................................................   120,086      787,626
2000...................................................................   100,071      708,936
2001...................................................................        --      573,061
Thereafter.............................................................        --    1,551,443
                                                                         --------   ----------
                                                                          540,549   $5,352,604
                                                                                    ==========
Amount representing interest (ranging from 5.15% to 7.38%).............    64,555
                                                                         --------
Present value of minimum lease payments................................  $475,994
                                                                         ========
Current capital lease payable..........................................  $130,578
                                                                         ========
Noncurrent capital lease payable.......................................  $345,416
                                                                         ========


     Rental expense for the period ended December 31, 1994 and the years ended December 31, 1995 and 1996 were $390,724, $1,005,718 and $870,209, respectively, which included amounts paid to related parties of $39,470, $227,846 and $252,991, respectively. Rental expense for the nine months ended September 30, 1996 and 1997 were $1,103,058 and $1,823,446, respectively, which included amounts paid to related parties of $188,334 and $729,769, respectively.

                           PAMARCO TECHNOLOGIES INC.

11. INCOME TAXES

     The components of income before income taxes and the provision for income taxes are as follows:

                                                               PERIOD
                                                              JULY 25,
                                                              1994 TO            YEARS ENDED
                                                            DECEMBER 31,   DECEMBER 31,
                                                                1994          1995         1996
                                                            ------------   ----------   ----------
Income before income taxes:
  Domestic................................................    $672,262     $3,053,250   $4,815,593
  Foreign.................................................     287,706        813,872    1,529,706
                                                             ---------     ----------   ----------
Total income before income taxes..........................    $959,968     $3,867,122   $6,345,299
                                                             =========     ==========   ==========

     The provision for income taxes consisted of the following:

                                                              JULY 25,
                                                              1994 TO            YEARS ENDED
                                                            DECEMBER 31,   DECEMBER 31,
                                                                1994          1995         1996
                                                            ------------   ----------   ----------
Current:
  Federal.................................................    $200,698     $  137,001   $  484,499
  Foreign.................................................      41,613        190,610      479,850
  State...................................................      58,267        132,530      142,376
                                                             ---------     ----------   ----------
Total current provision...................................     300,578        460,141    1,106,725
                                                             ---------     ----------   ----------
Deferred:
  Federal.................................................      28,638        798,451    1,105,335
  Foreign.................................................      17,219         82,005       55,945
  State...................................................       5,054        205,437      333,535
                                                             ---------     ----------   ----------
Total deferred provision..................................      50,911      1,085,893    1,494,815
                                                             ---------     ----------   ----------
Total provision for income taxes..........................    $351,489     $1,546,034   $2,601,540
                                                             =========     ==========   ==========

     Included in other current assets as of December 31, 1995 and 1996 are Federal and state income tax receivables of approximately $395,000 and $195,000, respectively, arising from overpayments of federal and state taxes paid during the year.

                           PAMARCO TECHNOLOGIES INC.

     Deferred income tax assets and liabilities consist of the following:

                                                      DECEMBER 31, 1995              DECEMBER 31, 1996
                                                  DEFERRED       DEFERRED        DEFERRED       DEFERRED
                                                 TAX ASSETS   TAX LIABILITIES   TAX ASSETS   TAX LIABILITIES
                                                 ----------   ---------------   ----------   ---------------
Current:
  Accounts receivable..........................  $   37,322     $        --      $ 24,442      $        --
  Prepaid insurance............................          --          13,506            --           23,858
  Accrued environmental liabilities............      35,458              --            --               --
  Other accrued expenses.......................     193,393              --       211,837               --
  Accrued vacation.............................     198,874              --       207,559               --
                                                 ----------     -----------     ----------     -----------
Total current..................................  $  465,047     $    13,506      $443,838      $    23,858
                                                 ==========     ===========     ==========     ===========
Noncurrent:
  Property, plant and equipment................  $       --     $   700,994      $     --      $ 1,585,278
  Deferred gain on damage to facility..........          --         519,914            --          979,233
  Other long-term liabilities..................      82,113              --       126,883               --
  Postretirement benefits......................     346,079              --       367,679               --
  Goodwill.....................................     250,539              --       208,861               --
  Cash surrender value.........................          --          26,545            --           41,269
  Operating loss carryforwards.................     202,934              --        45,347               --
  Foreign tax credit carryforward..............          --              --        30,836               --
  AMT credit carryforward......................     125,631              --       178,708               --
  Deferred foreign taxes.......................          --         121,002            --          176,947
                                                 ----------     -----------     ----------     -----------
Total noncurrent...............................  $1,007,296     $ 1,368,455      $958,314      $ 2,782,727
                                                 ==========     ===========     ==========     ===========

     As a result of temporary differences, the Company generated in 1995, net operating loss carryforwards for Federal and state income tax purposes of approximately $300,000 and $1.4 million, respectively. At December 31, 1996, the entire Federal net operating loss was utilized and approximately $750,000 of state net operating loss carryforward remains available. The state net operating loss carryforward expires in the year 2002.

     The following is a reconciliation of the expected provision for income taxes determined at the statutory rates and the actual provision for income:

                                                     PERIOD
                                                    JULY 25,
                                                    1994 TO                 DECEMBER 31,
                                                  DECEMBER 31,       ---------------------------
                                                      1994              1995             1996
                                                  ------------       ----------       ----------
Income before income taxes......................    $959,968         $3,867,122       $6,345,299
Statutory federal income tax rate...............          34%                34%              34%
                                                    --------         ----------       ----------
Expected income tax provision...................     326,389          1,314,821        2,157,402
Income of foreign subsidiary taxed at different
  rate..........................................     (38,071)            (4,102)          15,297
State taxes, net of Federal benefit.............      41,792            190,738          314,100
Nondeductible items.............................      21,379             44,577          106,338
Other...........................................          --                 --            8,403
                                                    --------         ----------       ----------
Provision for income taxes......................    $351,489         $1,546,034       $2,601,540
                                                    ========         ==========       ==========

                           PAMARCO TECHNOLOGIES INC.

12. RELATED PARTY TRANSACTIONS

     In conjunction with the Acquisition, the Company loaned $530,000, evidenced by notes receivable, to certain members of management to fund a portion of their capital contributions to the Company. Such notes bear interest at 5%, payable annually, and the principal is due in full on July 25, 1999. During 1995, $60,000 of these loans were repaid.

     In connection with the purchase of Dauphin (as discussed in Note 1), the Company sold 542,820 newly-issued shares of its common stock to certain members of management of the Company, Dauphin and Pamarco Europe to fund a portion of the Company's capital contributions to Dauphin. The Company loaned $1,083,000, evidenced by notes receivable to such members of management to serve as partial consideration for the shares purchased. During the course of 1995 and 1996, approximately $515,000 and $24,000 respectively, of these loans were repaid. Such notes bear interest at 5%, payable annually, and the principal is due in full on January 23, 2000.

     Pamarco, Incorporated and Dauphin have consulting agreements with BVL effective August 1, 1994 and January 23, 1995, respectively. The agreements state that BVL will provide financial, acquisition, operational, organizational and management services to the Company and Dauphin for fees of $125,000 and $65,000, respectively, for the first year. Such fees shall increase by 5% for each year thereafter, and are payable in equal monthly installments. The terms of such agreements are 10 years, but shall automatically renew for successive one-year terms unless terminated by any of the parties.

     On January 23, 1995, Dauphin issued a subordinated note payable to the Seller in the principal amount of $1,000,000 originally bearing interest at 6%, payable annually. The note was amended on July 19, 1995 to bear interest at 8%, payable annually. The principal is payable in four equal annual installments commencing on January 23, 2002.

     In connection with the purchase of Qualtech (as discussed in Note 1), the Company issued 176,250 shares of its common stock to the former owners of Qualtech as partial consideration for the purchase. Prior to the Company's acquisition of Qualtech, the managing director of Pamarco Europe and another related party had each been fifty-percent owners of Qualtech and certain members of management of Pamarco Europe and the Company had served as directors of Qualtech.

     During August 1996, the managing director of Pamarco Europe and another related party converted approximately $289,000 of subordinated notes payable, issued in connection with the purchase of Qualtech, for 51,968 shares of the Company's common stock at a share price of $5.53.

13. EMPLOYEE BENEFIT PLANS


     Pamarco, Incorporated has a salary reduction 401(k) plan for its U.S. employees. Employees are eligible to participate in the 401(k) plan upon attainment of 21 years of age and upon completion of one-half year of service. Pamarco, Incorporated provides matching amounts contributed by employees up to 3% of the employee's gross salary. The Company's matching contributions for this plan were approximately $77,400, $199,000, $223,000, $170,000 and $166,000 for
the period July 25, 1994 to December 31, 1994 and for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1996 and 1997, respectively.



     Pamarco Europe, Ltd. has a defined contribution pension plan covering substantially all of its employees, and contributes 2.7% of the employees' gross salary. Contributions to this plan were approximately $8,700, $42,800, $35,700, $26,000 and $39,000 for the period July 25, 1994 to December 31, 1994 and for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1996 and 1997, respectively.


     Dauphin has a salary reduction profit-sharing 401(k) plan covering substantially all employees (approximately 20 participants). The 401(k) plan provides for elective deferrals by employees of up to 10% of base

                           PAMARCO TECHNOLOGIES INC.

compensation and a discretionary profit-sharing contribution by Dauphin of 6% of total wages. Employees are eligible to participate in the 401(k) plan upon attainment of 18 years of age and completion of one year of service. Dauphin provides the discretionary profit-sharing contribution to participants after completing two years of service. Contributions to this plan were approximately $78,700, $103,000, $76,000 and $103,000 for the period from January 23, 1995 to
December 31, 1995, the year ended December, 1996 and the nine months ended September 30, 1996 and 1997, respectively.


     Armotek has a defined benefit pension plan which covers nonunion employees. Effective April 19, 1996, the plan has been frozen and is in the process of termination. Upon Internal Revenue Service termination approval, the plan assets will be distributed to the participants. Plan assets approximate plan liabilities as of December 31, 1996 using a 4.5% interest rate which is the rate to be used to pay lump sum benefits to participants or to purchase annuities under the plan.


     Diamond has a salary reduction 401(k) plan for the benefit of all full-time employees age 21 or older. Diamond contributes $.25 for every dollar the employees contribute, up to 8% of wages. Diamond's matching contribution and earnings thereon will vest ratably over a five-year period. Diamond's contribution to this plan was approximately $48,000 for the nine months ended September 30, 1997.


14. CONTINGENCIES

     In accordance with the provision of the Industrial Site Recovery Act
(ISRA), the Company is working with the State of New Jersey Department of Environmental Protection and Energy to remove soil contamination and perform other remedial activities at its operating facilities in Roselle, New Jersey. The estimated cost includes engineering fees, legal fees and the purchase of materials, equipment, and other services. In accordance with the Stock Purchase Agreement, the Company is responsible for two-thirds of the first $750,000 of certain environmental costs, which the Company funded by depositing $500,000 into an escrow account as of July 25, 1994. The Seller has agreed to indemnify the Company for one-third of the first $750,000 of certain environmental costs and up to $2 million of any additional future costs, which is partially funded by a $1.5 million irrevocable letter of credit. The Company is responsible for any further environmental liabilities in excess of such amounts. At December 31, 1995 and 1996, the Company had receivables of approximately $464,000 and $285,000, respectively, from the Seller for such environmental costs which are included in other current assets in the accompanying Balance Sheets. Additionally, Pamarco, Incorporated has been notified by the New Jersey Department of Environmental Protection ("DEP") that it is a potentially responsible party ("PRP") with respect to environmental impacts identified at a site in Jersey City, New Jersey.

     At December 31, 1996, the nature and amount of these and any additional environmental costs are uncertain; however, management believes that environmental matters will be resolved without any material adverse effect on the Company's financial position.

15. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Pamarco, Incorporated provides for postretirement health care and life insurance benefits covering certain U.S. employees and former employees whose age and length of service years total 85. The postretirement health care plan is noncontributory for participants retiring before January 1, 1993. For participants retiring on or subsequent to January 1, 1993, the Company contributes an amount up to $7 multiplied by the number of years of service on a monthly basis for each retiree, as necessary. Health care costs in excess of such contributions are the responsibility of the retiree. The life insurance plan is noncontributory for all eligible retirees.

     The cost of postretirement and other benefits are recorded on the accrual basis as employees render service to earn the benefits and to record a liability for the accumulated benefit obligation. The Company

                           PAMARCO TECHNOLOGIES INC.

funds its postretirement health care and life insurance costs as claims and premiums are paid. The accrued postretirement benefit obligation and the amount reflected in the accompanying balance sheet is equal to the actuarial present value of benefit obligations as follows:

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1995           1996
                                                                      ----------     ----------
Actuarial present value of benefit obligations:
  Retirees receiving benefits.......................................  $  491,222     $  520,429
  Active employees eligible to receive benefits.....................      69,057         75,719
  Active employees not yet eligible to receive benefits.............     449,161        386,621
                                                                      ----------     ----------
Total...............................................................   1,009,440        982,769
Unrecognized net (loss) gain........................................     (34,642)        46,029
                                                                      ----------     ----------
Accrued postretirement benefit obligation...........................  $  974,798     $1,028,798
                                                                      ==========     ==========

     The postretirement cost consists of the following:

                                                                                    YEARS ENDED
                                                               PERIOD              DECEMBER 31,
                                                          JULY 25, 1994 TO      -------------------
                                                          DECEMBER 31, 1994      1995        1996
                                                          -----------------     -------     -------
Service cost............................................       $ 8,625          $19,336     $24,217
Interest cost...........................................        26,425           76,493      71,882
                                                               -------          -------     -------
Total...................................................       $35,050          $95,829     $96,099
                                                               =======          =======     =======


     The postretirement cost for the periods ended September 30, 1996 and September 30, 1997 was $41,000 and $36,000, respectively.


     The health care cost trend used in determining the accumulated postretirement benefit obligation was 11.5% and 11.0% for the years of 1995 and 1996, respectively, decreasing 1/2% per year to an ultimate rate of 5.5%. Increasing the assumed health care cost trend rate by 1% increases the accumulated postretirement benefit obligation by 4.0% in 1996. The premiums paid by retirees are projected to increase at the same rate as health care cost trend rates.

     A discount rate of 7.25% was used to develop the actuarial present value of the accumulated benefit obligations at December 31, 1995 and 1996, respectively.

16. BUSINESS


     Business -- The Company operates in one industry segment, as a manufacturer, remanufacturer and provider of a wide range of products and services to the graphic arts industry. The Company's primary products include a variety of metal-based rolls that are used to transfer ink, carry paper, print images or emboss patterns; printing presses used to print newspapers, inserts, magazines and other written or graphic materials; and related parts and accessories. These products are sold to a variety of major customers, including a wide range of original equipment manufacturers of graphic arts systems, numerous industrial end users such as consumer products companies; manufacturers of packaging and corrugated container companies; newspaper publishers; and commercial printers.

                           PAMARCO TECHNOLOGIES INC.

     The Company's operations are conducted through its five operating subsidiaries from thirteen facilities located across ten states in the U.S. and three facilities located in the United Kingdom. Geographic area information is summarized as follows (in millions):


                                                   UNITED
                                                  STATES(1)     FOREIGN     ELIMINATIONS     TOTAL
                                                  ---------     -------     ------------     -----
     Net sales:
       Period from July 25, 1994 to December 31,
          1994..................................    $11.7        $ 1.6         $   --        $13.3
       Year ended December 31, 1995.............     38.4          6.1             --         44.5
       Year ended December 31, 1996.............     44.4          9.4           (0.1)        53.7
     Operating profit:
       Period from July 25, 1994 to December 31,
          1994..................................    $ 0.9        $ 0.4         $   --        $ 1.3
       Year ended December 31, 1995.............      3.9          0.9             --          4.8
       Year ended December 31, 1996.............      5.8          1.6             --          7.4
     Identifiable assets:
       December 31, 1994........................    $22.4        $ 0.9         $   --        $23.3
       December 31, 1995........................     33.3          5.1             --         38.4
       December 31, 1996........................     46.8          7.4             --         54.2


---------------

(1) Includes export sales amounting to approximately $1.3 million, $3.9 million, and $3.9 million for the period ended December 31, 1994, the years ended December 31, 1995 and 1996, respectively.

17. OTHER INFORMATION


     The consolidated financial statements and the notes thereto as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 are unaudited. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 1997 and its results of operations and cash flows for the nine months ended September 30, 1996 and 1997. The unaudited results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.


                                     ******

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pamarco, Incorporated and Subsidiary


     We have audited the accompanying consolidated statement of operations and retained earnings and of cash flows of Pamarco Incorporated and Subsidiary (the "Company") for the period from January 1, 1994 to July 24, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and their cash flows for the period from January 1, 1994 to July 24, 1994 in conformity with generally accepted accounting principles.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey

September 25, 1997

                     PARMARCO, INCORPORATED AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                  PERIOD FROM JANUARY 1, 1994 TO JULY 24, 1994

NET SALES......................................................................  $14,518,046
COST OF SALES..................................................................   10,031,451
                                                                                 -----------
GROSS PROFIT...................................................................    4,486,595
SELLING EXPENSES...............................................................    1,605,834
GENERAL AND ADMINISTRATIVE EXPENSES............................................    2,648,570
                                                                                 -----------
INCOME FROM OPERATIONS.........................................................      232,191
OTHER EXPENSE:
  Interest expense.............................................................     (262,313)
  Other income -- net..........................................................        5,019
                                                                                 -----------
LOSS BEFORE PROVISION FOR INCOME TAXES.........................................      (25,103)
BENEFIT FOR INCOME TAXES.......................................................       (9,991)
                                                                                 -----------
NET INCOME.....................................................................      (15,112)
RETAINED EARNINGS, BEGINNING OF PERIOD.........................................    4,824,722
                                                                                 -----------
RETAINED EARNINGS, END OF PERIOD...............................................  $ 4,809,610
                                                                                 ===========

                See notes to consolidated financial statements.

                      PAMARCO, INCORPORATED AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  PERIOD FROM JANUARY 1, 1994 TO JULY 24, 1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss......................................................................  $ (15,112)
  Adjustment to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization..............................................    700,484
     Deferred income taxes......................................................     (3,406)
     Changes in assets and liabilities:
     Accounts receivable........................................................   (404,843)
     Inventories................................................................   (476,998)
     Prepaid expenses...........................................................    (88,889)
     Other assets -- current....................................................    419,983
     Other assets -- noncurrent.................................................     30,315
     Accounts payable...........................................................    792,393
     Accrued expenses...........................................................    294,108
     Other liabilities..........................................................   (506,549)
                                                                                  ---------
          Net cash provided by operating activities.............................    741,486
                                                                                  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions............................................................   (879,700)
                                                                                  ---------
          Net cash used in investing activities.................................   (879,700)
                                                                                  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving lines of credit....................................    308,289
  Payments under capital lease obligation.......................................   (137,455)
                                                                                  ---------
          Net cash provided by financing activities.............................    170,834
                                                                                  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.........................................     31,880
                                                                                  ---------
NET INCREASE IN CASH............................................................     64,500
CASH, BEGINNING OF PERIOD.......................................................     45,720
                                                                                  ---------
CASH, END OF PERIOD.............................................................  $ 110,220
                                                                                  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid.............................................................  $  24,320
                                                                                  =========
  Interest paid.................................................................  $ 253,259
                                                                                  =========

                See notes to consolidated financial statements.

                      PAMARCO, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE PERIOD ENDED JULY 25, 1994

1. ORGANIZATION

     Pamarco, Incorporated and subsidiary (the "Company") was a wholly-owned subsidiary of Amir Investments Corporation ("Amir" or the "Seller"). Amir is an indirect subsidiary of Jefferson Smurfit Group plc (Dublin, Ireland).

     Pursuant to the Stock Purchase Agreement dated July 25, 1994 (the "Stock Purchase Agreement"), Pamarco Acquisition Co. acquired (the "Acquisition") all of the outstanding capital stock of Pamarco Incorporated, a wholly-owned subsidiary of the Seller. Pamarco Acquisition Co. was subsequently merged with and into Pamarco, Incorporated. The Seller may also receive an additional contingent purchase price of up to $875,000 based on cumulative pre-tax income for the period January 1, 1995 through December 31, 1999, as defined in the Stock Purchase Agreement. The Seller may elect to receive the contingent purchase price in the form of either cash or shares of Class C common stock of the Company. The Acquisition was accounted for by the purchase method.

     The accompanying financial statements are presented on the historical cost basis of the Company prior to the Acquisition and, accordingly, do not incorporate any purchase accounting adjustments. Consequently, they are not comparable to any other financial statements included in the prospectus.

     The Company first issued common stock on July 25, 1994 in connection with the acquisition of Pamarco, Incorporated by its wholly-owned subsidiary, Pamarco Acquisition Co. The Company sold 416,775 shares and 279,225 shares of Class A and Class B common stock, respectively, $0.01 par value, to various investors, including affiliates of Bradford Ventures Ltd. ("BVL") and certain members of management of Pamarco, Incorporated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- The Company manufactures anilox rollers for the printing industry, rolls for the embossing industry and precision roll proofers in manufacturing facilities throughout the United States and the United Kingdom. The Company operates in one industry segment. Information with respect to the Company's geographic operations is as follows (in millions):

                                                       UNITED
                                                       STATES     FOREIGN     ELIMINATIONS     TOTAL
                                                       ------     -------     ------------     -----
Net revenues.........................................  $12.8       $ 1.8         $              (0.1)
Operating profit.....................................  $(0.2)      $ 0.3                          --
Identifiable assets at December 31, 1994.............  $14.4       $ 1.9             --        $16.3

     PRINCIPLES OF CONSOLIDATION -- The consolidated balance sheet includes the accounts of Pamarco Incorporated and its wholly-owned U.K. subsidiary, Pamarco Europe Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

     REVENUE RECOGNITION -- The Company recognizes revenue when a product is shipped or a service is completed.

     RESEARCH AND DEVELOPMENT COSTS -- Research and development costs are charged to expense as incurred. Research and development costs for the period from January 1, 1994 through July 24, 1994 was approximately $52,000.

     CREDIT RISK -- Financial instruments which potentially subject the Company to credit risk consist principally of accounts receivable. The Company's trade accounts receivable are primarily from companies located throughout the United States and Great Britain in the printing, packaging and converting industries.

                      PAMARCO, INCORPORATED AND SUBSIDIARY

     PROPERTY, PLANT AND EQUIPMENT -- Depreciation is recorded over the estimated useful lives of the assets using the straight-line method. Significant additions or improvements extending asset lives will be capitalized; normal maintenance and repair costs are expensed as incurred.

     The estimated useful lives for financial reporting purposes are as follows:

                                   ASSETS                              LIFE
            ---------------------------------------------------------------------
            Buildings and improvements...........................     40 years
            Leasehold improvements...............................  Leasehold term
            Machinery and equipment..............................   10-20 years
            Furniture and fixtures...............................     10 years
            Tooling..............................................     5 years

     ORGANIZATIONAL COSTS -- Organizational costs are amortized over a five-year period.

     GOODWILL -- The excess of purchase price over the estimated fair value of the net assets acquired are amortized over ten years.

     INVENTORIES -- Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

     FOREIGN CURRENCY TRANSLATION -- The accounts of Pamarco Europe, Ltd. are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Net assets of the subsidiary whose "functional" currency is other than the U.S. dollar are translated at a current rate of exchange.

     INCOME TAXES -- The Company and its parent, Amir, file a consolidated federal and state of Illinois income tax return. The companies have a tax allocation agreement which provides for income taxes to be payable by Pamarco to Amir on the same basis as if Pamarco had filed a separate income tax return. Income taxes are provided based on the amount of taxes due on a separate return basis plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

3. OPERATING LEASES

     At July 24, 1994, the Company was obligated under various operating leases, principally for buildings and equipment, in both the United States and the United Kingdom, which expire at various dates through 2001. Future minimum lease payments for the operating leases with initial or remaining terms in excess of one year as of July 24, 1994, are as follows:

                                                                              OPERATING
                                                                                LEASES
                                                                              ----------
       1994.................................................................  $  353,573
       1995.................................................................     746,315
       1996.................................................................     494,575
       1997.................................................................     274,523
       1998.................................................................      83,570
       Thereafter...........................................................       7,015
                                                                              ----------
                                                                              $1,959,571
                                                                              ==========

     Rental expense for the period from January 1, 1994 through July 24, 1994 was approximately $547,366.

                      PAMARCO, INCORPORATED AND SUBSIDIARY

4. INCOME TAXES


     The components of loss before taxes and the income tax benefit for the period ended July 24, 1994 are as follows:



Income (loss) before income taxes:
Domestic.........................................................................  $(201,964)
Foreign..........................................................................    176,861
                                                                                   ----------
  Total loss before income taxes.................................................  $ (25,103)
                                                                                   ==========



     The income tax benefit for the period from January 1, 1994 through July 24, 1994 consisted of the following:


Current:
Federal...........................................................................  $     --
State.............................................................................       925
Foreign...........................................................................    61,665
                                                                                    --------
                                                                                      62,590
                                                                                    --------
Deferred:
Federal...........................................................................  $  9,081
State.............................................................................   (81,662)
Foreign...........................................................................        --
                                                                                    --------
 ..................................................................................   (72,581)
                                                                                    --------
Total.............................................................................  $ (9,991)
                                                                                    ========


     The following is a reconciliation of the expected income tax benefit determined at the statutory rates and the actual income tax benefit at July 24, 1994:



Loss before income taxes........................................................  $ (25,103)
Statutory federal income tax rate...............................................         34%
                                                                                  ---------
Expected income tax benefit.....................................................     (8,535)
Income of foreign subsidiary taxed at different rate............................     (1,532)
State taxes, net of federal benefit.............................................     (1,130)
Nondeductible items.............................................................      1,206
                                                                                  ---------
Income tax benefit..............................................................  $  (9,991)
                                                                                  =========


5. EMPLOYEE BENEFIT PLANS

     Pamarco Incorporated has a salary reduction 401(k) plan for its U.S. employees. Employees are eligible to participate in the 401(k) plan upon attainment of 21 years of age and upon completion of one-half year of service. Pamarco Incorporated provides matching amounts contributed by employees of up to 3% of the employee's gross salary. The Company's matching contributions for this plan were approximately $88,279 for the period ended to July 24, 1994.

     Pamarco Europe, Ltd. has a defined contribution pension plan covering substantially all of its employees and contributes 2.7% of the employees' gross salary. Contributions to this plan were approximately $4,802 for the period from January 1, 1994 to July 24, 1994.

                      PAMARCO, INCORPORATED AND SUBSIDIARY

6. CONTINGENCIES

     In accordance with the provision of the Industrial Site Recovery Act ("ISRA"), the Company is working with the State of New Jersey Department of Environmental Protection and Energy to remove soil contamination and perform other remedial activities at its operating facilities in Roselle, New Jersey. The estimated cost includes engineering fees, legal fees and the purchase of materials, equipment, and other services. In accordance with the Stock Purchase Agreement, the Company is responsible for two-thirds of the first $750,000 of certain environmental costs, which the Company funded by depositing $500,000 into an escrow account as of July 25, 1994. The Seller has agreed to indemnify the Company for one-third of the first $750,000 of certain environmental costs and up to $2 million of any additional future costs, which is partially funded by a $1.5 million irrevocable letter of credit. The Company is responsible for any further environmental liabilities in excess of such amounts.

     Pamarco, Incorporated has been notified by the New Jersey Department of Environmental Protection ("DEP") that it is a potentially responsible party ("PRP") with respect to environmental impacts identified at a site in Jersey City, New Jersey. At July 24, 1994, the nature and amount of these and any additional environmental costs are uncertain, and management believes that environmental matters will be resolved without any material adverse effect on the Company's financial position.

7. RELATED PARTY TRANSACTIONS

     Pamarco's parent, Amir Investments Corp. ("Amir"), is a wholly-owned subsidiary of Smurfit Holdings B.V., which is affiliated with Jefferson Smurfit Corporation ("JSC"). The Company engaged JSC to install and program computer software during the period from January 1, 1994 through July 24, 1994, and the Company leased hardware and software from JSC. Additionally, the Company obtains business insurance and other limited services from JSC. Amounts paid to JSC during the period from January 1, 1994 through July 24, 1994 were approximately $64,000. In addition, sales to JSC and its affiliates and subsidiaries approximated $510,000 during the period from January 1, 1994 through July 24, 1994. Management fees paid to Amir approximated $65,000.

     Smurfit International B.V., an affiliate of JSC, is guarantor of a letter of credit provided by the Company in connection with the contingency as discussed in Note 6.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   13
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   26
Management............................   36
Certain Transactions..................   42
Principal and Selling Stockholders....   43
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   47
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Reports to Security Holders...........   50
Index to Financial Statements.........  F-1


     UNTIL             , 199 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                2,800,000 SHARES

                           PAMARCO TECHNOLOGIES LOGO

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                            EVEREN SECURITIES, INC.

                          JANNEY MONTGOMERY SCOTT INC.

                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock being registered, all of which are being borne by the Company:

     Registration fee.........................................................  $ 13,661
     NASD filing fee *........................................................     5,008
     Transfer agent and registrar fees*.......................................
     Printing and engraving*..................................................
     Legal fees*..............................................................
     Blue Sky fees and expenses*..............................................
     Nasdaq National Market listing fee.......................................
     Accounting fees*.........................................................
     Miscellaneous*...........................................................
                                                                                --------
       Total..................................................................  $600,000
                                                                                ========

---------------

* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     1. Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually or reasonably incurred by such person in connection therewith.

     2. As permitted by the Delaware General Corporation Law, the Company has included a provision in its Restated Certificate of Incorporation that, subject to certain limitations, eliminates the ability of the Company and its stockholders to recover monetary damages from a director of the Company for breach of fiduciary duty as a director. Article VII of the Company's Bylaws provides for indemnification of the Company's directors and officers and advancement of expenses to the extent otherwise permitted by Section 145.

     3. Reference is made to Section   of the Underwriting Agreement (Exhibit 1
hereto).

     4. As authorized by Section 145 of the Delaware General Corporation Law and
Article VII of the Company's Bylaws, the Company has obtained, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since July 25, 1994, the date the Registrant was incorporated, the Registrant has issued and sold the following unregistered securities:

     1. On July 25, 1994, the Registrant issued 1,635,600 shares of Common Stock, respectively, to private investors and certain members of management of Pamarco, Incorporated for an aggregate price of $6,960,000 or $4.26 per share.

     2. In January 1995, the Registrant issued an additional 1,275,627 shares of Common Stock to existing investors, employees, and certain management of Dauphin Graphic Machines, Inc. ("Dauphin") for an aggregate price of $5,428,200 or $4.26 per share. On January 23, 1995, in connection with the acquisition of substantially all of the assets and certain liabilities of Dauphin, the Registrant issued to the seller options to purchase 58,750 shares of Common Stock of the Registrant at an exercise price of $4.26 per share, based on cumulative pre-tax earnings for the period January 1, 1995 through December 31, 1997.

     3. In June 1995, in connection with Pamarco's European subsidiary's acquisition of all of the issued and outstanding stock of Qualtech Holdings Limited ("Qualtech"), the Registrant issued to the owners an aggregate of 176,250 shares of Common Stock (valued at $4.89 per share), paid approximately $1,156,100 in cash and delivered subordinated notes payable to the sellers totaling approximately $289,000.

     4. In April 1996, the Registrant issued an additional 612,831 shares of Common Stock to existing investors and certain employees for an aggregate purchase price of $3,390,000 or $5.53 per share. On April 19, 1996, in connection with the acquisition of all of the issued and outstanding capital stock of Armotek Industries, Inc. ("Armotek"), the Registrant issued to the owners 18,076 shares of the Registrant's Common Stock (valued at $5.53 per share) and paid approximately $1,100,000 in cash.

     5. In August 1996, the former owners of Qualtech converted approximately $289,000 of subordinated notes payable, issued in connection with the purchase of Qualtech, for 51,968 shares of the Registrant's Common Stock, at a share price of $5.53.

     6. In January 1997, the Registrant issued an additional 855,019 shares of Common Stock to existing investors and certain employees for an aggregate purchase price of $5,457,570 or $6.38 per share. On January 10, 1997, in connection with the acquisition of all of the issued and outstanding capital stock of Diamond, the Registrant issued to the owner 78,333 shares of Common Stock (valued at $6.38 per share), paid approximately $8.5 million in cash, and delivered a $1,000,000 subordinated note.

     7. In August 1997, the Registrant issued an additional 268,981 shares of Common Stock to existing investors and certain employees and new investors for an aggregate purchase price of $1,716,900 or $6.38 per share.

     8. In September 1997, the Registrant issued an additional 29,375 shares of Common Stock to an officer of the Registrant for an aggregate purchase price of $200,044 or $6.81 per share.

     The Registrant believes that the transactions described in paragraphs 1 through 7 above were exempt from registration under Section 4(2) of the Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Registrant or its management and was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

     The following is a list of exhibits filed as part of this Registration Statement.


  EXHIBIT
  NUMBER                                       DESCRIPTION
  -------   ----------------------------------------------------------------------------------
    1.1     Form of Underwriting Agreement.#
    3.1     Restated Certificate of Incorporation of the Company.#
    3.2     Restated Bylaws of the Registrant.#
    5.1     Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common
            Stock being registered.#
   10.1     Registration Rights Agreement, dated July 25, 1994, among the Registrant and certain shareholders of the Registrant.**
   10.2     Stock Purchase Agreement, dated July 25, 1994, among the Registrant, Pamarco
            Acquisition Co., Amir Investments Corporation, and Smurfit International B.V.**
   10.3     Asset Purchase Agreement, dated January 23, 1995, among Dauphin Graphic Machines,
            Inc., the Registrant, Ashcon, Inc., and Christopher J. Lunt.**
   10.4     Stock Purchase Agreement, dated March 5, 1996, among the Registrant, Pamarco
            Incorporated, Dennis Anderson and Hugh Schneider, as amended (Armotek Industries,
            Inc.).**
   10.5     Share Purchase Agreement, dated June 22, 1995, between the Registrant, Pamarco
            Europe Ltd., and the shareholders of Qualtech Holdings Limited.**
   10.6     Stock Purchase Agreement, dated January 10, 1997, between the Registrant and Max
            Gysin (Diamond Holding Corporation).**
   10.7     Amended and Restated 1995 Stock Option Plan.#
   10.8     Employment Agreement between Maurice A. Buckley and the Registrant, dated as of
            August 1, 1994, as amended on April 1, 1997.**
   10.9     Employment Agreement between Larry A. Handeli and the Registrant, dated as of
            January 1, 1995, as amended on April 1, 1997.**
   10.10    Employment Agreement between Christopher J. Lunt and the Registrant, dated as of
            January 23, 1995.**
   10.11    Employment Agreement between Terence W. Ford and the Registrant, dated as of June
            22, 1995.**
   10.12    Employment Agreement between Dennis Andersen and the Registrant, dated as of April
            15, 1996.**
   10.13    Employment Agreement between Max Gysin and the Diamond Holding Corporation, dated as of January 10, 1997.**
   10.14    Employment Agreement between Harry M. Cook and the Registrant, dated as of July 1,
            1997.**
   11.1     Statement re: Computation of Per Share Earnings (as amended).*
   21.1     Subsidiaries of the Registrant.*
   23.1     Consent of Deloitte & Touche LLP (as amended).*
   23.2     Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).#
   24.1     Power of Attorney (included on signature page to this Registration Statement).**
   27.1     Financial Data Schedule.*


---------------

 * Filed herewith.
** Previously filed.
 # To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (iii) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Providence, New Jersey, on November 14, 1997.


                                          PAMARCO TECHNOLOGIES, INC.

                                          By:    /s/ MAURICE A. BUCKLEY
                                            ------------------------------------
                                            Maurice A. Buckley,
                                            Chief Executive Officer and
                                              President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                 NAME                                 CAPACITY                      DATE
---------------------------------------  --------------------------------------------------------

/s/ MAURICE A. BUCKLEY                   Chief Executive Officer, President     November 14, 1997
---------------------------------------  and Director (principal executive
Maurice A. Buckley                       officer)

/s/ LARRY A. HANDELI                     Vice President and Chief Financial     November 14, 1997
---------------------------------------  Officer (principal financial and
Larry A. Handeli                         accounting officer)

*                                        Chairman of the Board                  November 14, 1997
---------------------------------------
Thomas L. Ferguson

*                                        Director                               November 14, 1997
---------------------------------------
Robert J. Simon

*                                        Director                               November 14, 1997
---------------------------------------
Harry M. Cook

*                                        Director                               November 14, 1997
---------------------------------------
Brian Kelly

*                                        Director                               November 14, 1997
---------------------------------------
Harvey Share

/s/ CHRISTOPHER LUNT                     Director                               November 14, 1997
---------------------------------------
Christopher Lunt

*By: /s/ Maurice A. Buckley
     ----------------------------------
     Maurice A. Buckley
     as Attorney-in-fact

                       VALUATION AND QUALIFYING ACCOUNTS

                    FOR YEARS ENDED DECEMBER 31, 1996, 1995
                  AND THE PERIOD JULY 25, 1994 TO DECEMBER 31, 1994

                                       BALANCE AT      CHARGED TO     CHARGED TO                     BALANCE
                                      BEGINNING OF     COSTS AND        OTHER                        AT END
            DESCRIPTION                  PERIOD         EXPENSES       ACCOUNTS      DEDUCTIONS     OF PERIOD
------------------------------------  ------------     ----------     ----------     ----------     ---------
1996
  Allowances for doubtful accounts
     and sales returns..............     105,271         89,637          7,197         43,476         158,629

1995
  Allowances for doubtful accounts
     and sales returns..............      74,267         75,700             --         44,696         105,271

1994
  Allowances for doubtful accounts
     and sales returns..............      68,042         16,219             --          9,994          74,267

                                 EXHIBIT INDEX


  EXHIBIT                                                                              PAGE
  NUMBER                                  DESCRIPTION                                 NUMBER
  -------   ------------------------------------------------------------------------ ---------
    1.1     Form of Underwriting Agreement.#
    3.1     Restated Certificate of Incorporation of the Company.#
    3.2     Restated Bylaws of the Registrant.#
    5.1     Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common Stock being registered.#
   10.1     Registration Rights Agreement, dated July 25, 1994, among the Registrant and certain shareholders of the Registrant.**
   10.2     Stock Purchase Agreement, dated July 25, 1994, among the Registrant,
            Pamarco Acquisition Co., Amir Investments Corporation, and Smurfit
            International B.V.**
   10.3     Asset Purchase Agreement, dated January 23, 1995, among Dauphin Graphic
            Machines, Inc., the Registrant, Ashcon, Inc., and Christopher J. Lunt.**
   10.4     Stock Purchase Agreement, dated March 5, 1996, among the Registrant,
            Pamarco Incorporated, Dennis Anderson and Hugh Schneider, as amended
            (Armotek Industries, Inc.).**
   10.5     Share Purchase Agreement, dated June 22, 1995, between the Registrant,
            Pamarco Europe Ltd., and the shareholders of Qualtech Holdings
            Limited.**
   10.6     Stock Purchase Agreement, dated January 10, 1997, between the Registrant and Max Gysin (Diamond Holding Corporation).**
   10.7     Amended and Restated 1995 Stock Option Plan.#
   10.8     Employment Agreement between Maurice A. Buckley and the Registrant, dated as of August 1, 1994, as amended on April 1, 1997.**
   10.9     Employment Agreement between Larry A. Handeli and the Registrant, dated as of January 1, 1995, as amended on April 1, 1997.**
   10.10    Employment Agreement between Christopher J. Lunt and the Registrant, dated as of January 23, 1995.**
   10.11    Employment Agreement between Terence W. Ford and the Registrant, dated as of June 22, 1995.**
   10.12    Employment Agreement between Dennis Andersen and the Registrant, dated as of April 15, 1996.**
   10.13    Employment Agreement between Max Gysin and the Diamond Holding
            Corporation, dated as of January 10, 1997.**
   10.14    Employment Agreement between Harry M. Cook and the Registrant, dated as of July 1, 1997.**
   11.1     Statement re: Computation of Per Share Earnings (as amended).*
   21.1     Subsidiaries of the Registrant.*
   23.1     Consent of Deloitte & Touche LLP (as amended).*
   23.2     Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as
            Exhibit 5 hereto).#
   24.1     Power of Attorney (included on signature page to this Registration
            Statement).**
   27.1     Financial Data Schedule.*


---------------

 * Filed herewith.
** Previously filed.
 # To be filed by amendment.